
09002407







Lilly

Eli Lilly and Company
2008 Annual Report
Notice of 2009 Annual Meeting
Proxy Statement

Eli Lilly and Company makes medicines that help people live longer, healthier, and more active lives.

Integrity—Excellence—Respect for People
We promise to operate our business with absolute integrity and earn the trust of all, set the highest standards for our performance and for the performance of our products, and demonstrate caring and respect for all those who share in our mission and are touched by our work.

Improved Outcomes for Individual Patients
We will make a significant contribution to humanity by improving global health in the 21st century. Starting with the work of our scientists, we will place improved outcomes for individual patients at the center of what we do. We will listen carefully to understand patient needs and work with health care partners to provide meaningful benefits for the people who depend on us.

Year in Review

1 *Financial Highlights*
2 *Letter to Shareholders*
7 *Securing—Then Redefining—Lilly's Future: A Tribute To Sidney Taurel*
8 *Innovation at Lilly: The Portfolio and the Pipeline*

Financials

12 *Review of Operations*
16 *Consolidated Statements of Operations*
21 *Consolidated Balance Sheets*
22 *Consolidated Statements of Cash Flows*
23 *Consolidated Statements of Comprehensive Income (Loss)*
33 *Segment Information*
34 *Selected Quarterly Data*
35 *Selected Financial Data*
36 *Notes to Consolidated Financial Statements*
65 *Management's Reports*
66 *Report of Independent Registered Public Accounting Firm*

Proxy Statement

68 *Notice of 2009 Annual Meeting and Proxy Statement*
69 *General Information*
73 *Board of Directors*
77 *Highlights of the Company's Corporate Governance Guidelines*
82 *Committees of the Board of Directors*
82 *Membership and Meetings of the Board and Its Committees*
83 *Directors' Compensation*
85 *Directors and Corporate Governance Committee Matters*
86 *Audit Committee Matters*
88 *Compensation Committee Matters*
89 *Executive Compensation*
111 *Ownership of Company Stock*
113 *Items of Business To Be Acted Upon at the Meeting*
122 *Other Matters*
123 *Appendix A*

Corporate Information

124 *Senior Management and Board of Directors*
126 *Corporate Information*
127 *Annual Meeting Admission Ticket*

On the Cover

Mark Wiley is a manager at Lilly who oversees the contract manufacturing for several device products, including an insulin pen called the HumaPen® Luxura HD.™ Although the majority of job roles that Mark has held in his 20-year career at Lilly have, in some way, touched the diabetes therapeutic area, he never could have predicted the role that a Lilly insulin product would one day play in his own life.

Nor could Mark have predicted, as he packed up his laptop and left the office to enjoy the 2008 holiday break with his family, that the job he would return to a week later would have such new meaning.

On December 26, one day before her 14th birthday, Mark's daughter, Paige, was diagnosed with type 1 diabetes. Paige had not been feeling well for awhile. She was often thirsty and had little to no appetite. Mark and his wife realized it was serious when they weighed Paige on Christmas Eve and discovered that she had lost 13 pounds since October.

Upon learning Paige's diagnosis, Mark said they were shocked, but also relieved. "Finding out that Paige had diabetes—we knew—was a big deal. But we also saw it as a blessing because we knew it could be successfully treated."

Paige was admitted to a local children's hospital, where she and her parents received what Mark describes as a "crash course on a completely new lifestyle." But there was one particular aspect of Paige's insulin treatment that Mark did feel comfortable about—and that was using the HumaPen Luxura HD to administer her injections. Given that Mark oversees the manufacturing of this device, he was more than familiar with how the pen worked.

"I guess you could say that my job just became very personal to me," Mark said.

As for Paige, she has embraced her new diagnosis and treatment regimen with a maturity and courage beyond her years. And she feels a lot better, too.

She's also determined not to let diabetes stand in her way. Just two days after leaving the hospital, Mark delivered on a promise he made before Paige's diagnosis—he took her rock climbing for her birthday. And despite a fear of heights, Paige achieved her goal that day—she successfully scaled her way to the top.

2008 Financial Highlights

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2008	2007	Change %
Net sales	**$20,378.0**	$18,633.5	9
Research and development	**3,840.9**	3,486.7	10
Research and development as a percent of net sales	**18.8%**	18.7%	
Net income (loss)	**$(2,071.9)**	$ 2,953.0	
Earnings (loss) per share—diluted	**(1.89)**	2.71	
Reconciling items[1]:			
Net impact associated with ImClone acquisition[2]	**4.46**	—	
Acquired in-process research and development (IPR&D)	**.10**	.63	
Asset impairments, restructuring, and other special charges	**1.54**	.21	
Benefit from resolution of IRS audit	**(.19)**	—	
Pro forma adjustment as if the ICOS acquisition was completed on January 1, 2007	**—**	(.01)	
Adjusted earnings per share—diluted	**4.02**	3.54	14
Dividends paid per share	**1.88**	1.70	11
Capital expenditures	**947.2**	1,082.4	(12)
Employees	**40,450**[3]	40,600	—

[1]For more information on these reconciling items, see the Financial Results section of the Executive Overview on page 12.

[2]Includes $4.28 for acquired IPR&D related to this acquisition.

[3]Headcount figures for 2008 include approximately 1,600 employees from businesses acquired in 2008.


Sales Grow Across Therapeutic Areas
($ millions, percent growth)
Sales in Neurosciences, led by Zyprexa and Cymbalta, increased 7 percent as compared to 2007 and represent 41 percent of our 2008 net sales. Endocrinology, led by Humalog, Evista, and Humulin, increased 8 percent and represents 29 percent of our 2008 net sales. Oncology was our fastest growing therapeutic area with growth of 17 percent.
$8,371.5 +7%
$5,890.7 +8%
$2,874.4 +17%
$1,882.7 +16%
$1,093.3 +10%
$265.4 +12%
Neuroscience
Endocrinology
Oncology
Cardiovascular
Other Pharmaceutical
Animal Health


Net Sales Per Employee Continue to Increase
($ thousands, percent growth)
In 2008, we continued our focus on productivity. Net sales per employee increased 10 percent to $504,000. Excluding the impact of the businesses we acquired in 2008, our net sales per employee would be $525,000, reflecting a 14 percent increase from 2007.
$311 +11%
$344 +11%
$378 +10%
$459 +21%
$504 +10%
04 05 06 07 08

To Our Shareholders

For Eli Lilly and Company, 2008 was a year of transition and transformation.

Our solid financial performance, driven by volume-based sales growth, improved gross margins, and better productivity, allowed us to make important investments to advance our pipeline of promising molecules, to resolve much of the uncertainty surrounding product litigation, and to complete several strategic business development transactions, including the acquisition of ImClone Systems—the largest acquisition in Lilly history.

Transformation is not optional. The economic downturn only added to the challenges facing the pharmaceutical industry—including pressure on pricing and access, a drought in research, and regulatory uncertainty. At the same time, we have unprecedented opportunities to address unmet patient needs. Lilly enters 2009 with more molecules in clinical development than ever before—and an unwavering commitment to deliver improved outcomes for individual patients.

This has also been a year of transition. I succeeded Sidney Taurel as CEO in April and as chairman on January 1, 2009. In my new responsibilities, I retain a profound sense of optimism about Lilly's future—grounded in a realistic assessment of the challenges we face and the difficult nature of the task ahead.

REVIEW OF 2008

Sales and financial results

Throughout 2008, we advanced Lilly's transformation by executing on our operational and strategic priorities.

Reported sales grew 9 percent, driven primarily by a 5 percent increase in volume. For the first time, we surpassed $20 billion in revenue, with eight products—and our Elanco animal health business—exceeding $1 billion in annual sales. According to data from IMS Health, Lilly has moved into the top 10 companies in worldwide pharmaceutical sales.

Eight Products Exceed $1 Billion in Net Sales
($ millions)

Eight products and one product line—Zyprexa, Cymbalta, Humalog, Gemzar, Cialis, Alimta, Animal Health, Evista, and Humulin—exceeded $1 billion in 2008. At $1.15 billion in sales, Alimta reached "blockbuster" status in its fifth year on the market.


$4,696
$2,697
$1,736
$1,720
$1,445
$1,155
$1,093
$1,076
$1,063
$779
$580
Zyprexa
Cymbalta
Humalog
Gemzar
Cialis
Alimta
Animal Health
Evista
Humulin
Forteo
Strattera

As a result of certain significant charges, we reported a net loss of $2.07 billion, or $1.89 per share, for 2008, compared with 2007 net income of $2.95 billion and earnings per share of $2.71. The company recorded total charges of $4.73 billion related to the acquisition of ImClone Systems, and $1.42 billion related to Zyprexa® investigations by the United States Attorney for the Eastern District of Pennsylvania (EDPA) and multiple states—which I'll discuss below. On a pro forma non-GAAP basis, excluding significant items totaling $5.91 per share, earnings rose 14 percent to $4.02 per share.

Strong volume sales, coupled with discipline on expenses and continued productivity gains, allowed us to generate over $7 billion in operating cash flow. These results give us the benefit of a strong financial position just when we need it most—to make the necessary investments in our pipeline and in the company's broader transformation. We aim to sustain solid operating performance as we prepare for the full impact of patent expirations beginning in late 2011, a period we call "Years YZ."

Commercial and regulatory overview

In 2008, we experienced three quarters of double-digit, volume-driven sales growth that was broad-based across many brands and regions. Unfortunately, in the fourth quarter we saw a slowdown in total sales growth and volume growth. In addition, as the dollar strengthened late in the year, exchange rates turned from a benefit to a drag on our sales line.

For the full year, products launched this decade—Alimta®, Byetta®, Cialis®, Cymbalta®, Forteo®, Strattera®, Symbyax®, Xigris®, and Yentreve™—collectively grew 22 percent on a reported basis, to $7.31 billion, and accounted for 36 percent of total sales, compared with 32 percent of total sales in 2007. (For individual product performance, please see page 15.)

In 2008, we set the stage for continued growth in our marketed products with the approval and launch of new indications and line extensions. These included: Alimta for first-line treatment of non-squamous non-small cell lung cancer in the U.S. and Europe; Cymbalta for fibromyalgia in the U.S. and for generalized anxiety disorder in Europe; Cialis for once-daily use in the U.S.; and the Humalog KwikPen™ in the U.S., Japan, and select international markets. Zypadhera™—a long-acting formulation of Zyprexa—received final approval in Europe late last year, and we are currently launching in the first several markets.

In addition, we submitted, among others: Alimta for the maintenance treatment of non-squamous non-small cell lung cancer in the U.S. and Europe; Cialis for pulmonary arterial hypertension in the U.S., Europe, and Japan; and Byetta for monotherapy in the U.S.

As this report went to press, we received good news in Europe on prasugrel, the antiplatelet agent we



John C. Lechleiter, Ph.D.

Chairman, President, and Chief Executive Officer

During a hospital visit in the fall of 2005, a pediatric endocrinologist approached John Lechleiter and expressed a need for an insulin pen that could administer Humalog® doses in small increments for children. Upon returning to the office, Dr. Lechleiter relayed this customer feedback to the device development team, and on April 1, 2007, the HumaPen® Luxura HD™, a reusable insulin pen that doses in half-unit increments from 1 to 30 units, was launched in the United States.

Pictured with Dr. Lechleiter are Mark Wiley and his daughter, Paige, who are featured on the cover, as well as members of the team who responded to the challenge and successfully delivered an answer that matters for patients like Paige who have diabetes. From left to right: Thomas Wallbank, Keith Johns, Stuart Garvin, Alison Dodd, Jim Mattler, Chris Mitchener, Tim Kruse, Leeann Chambers, Jay Harper, Aubrey Lehman, and Tom Gorgol.


Products Launched This Decade Have Driven Our Sales Growth
($ millions)
Combined net sales of our products launched this decade—Alimta, Byetta, Cialis, Cymbalta, Forteo, Symbyax, Xigris, and Yentreve— increased by 22 percent over 2007, representing $7.3 billion, or 36 percent of total net sales, compared with $6.0 billion, or 32 percent in 2007. Combined net sales of Evista, Gemzar, Humalog, and Humulin increased 9 percent to $5.6 billion and represented 27 percent of sales. Zyprexa sales decreased 1 percent in 2008.
$20,000
$15,000
$10,000
$5,000
0
04 05 06 07 08
Products Launched This Decade
Alimta, Byetta, Cialis, Cymbalta, Forteo, Xigris, Strattera, Symbyax, and Yentreve
Other Established Products Evista, Gemzar, Humalog, and Humulin
Zyprexa
Other

co-developed with Daiichi Sankyo Company, Limited. The European Commission (EC) approved prasugrel for the prevention of atherothrombotic events in patients with acute coronary syndromes (ACS) undergoing percutaneous coronary intervention (PCI). EC approval authorizes Lilly and Daiichi Sankyo to co-promote Efient®—the approved European trademark for prasugrel—in 30 countries, including the 27 members of the European Union.

In the U.S., on February 3, 2009, an advisory committee of the Food and Drug Administration (FDA) voted unanimously that prasugrel should be approved for the treatment of ACS patients undergoing PCI. The FDA is not bound by the committee's recommendation but takes its advice into consideration when reviewing new drug applications. We will continue to work closely with the FDA as the agency moves toward final action on prasugrel. In addition, we have initiated a Phase III clinical trial for prasugrel in the treatment of ACS patients who are being medically managed.

Business development

After investing $3 billion in acquisitions and in-licensed molecules in 2007, we accelerated the pace of investment in 2008. This past year, we made three acquisitions:

- Our Elanco animal health business acquired worldwide rights to the dairy cow supplement Posilac®, as well as supporting operations, from Monsanto.
- We also acquired SGX Pharmaceuticals, a biotech company based in San Diego that provides important tools for our drug discovery efforts.
- And of course, on November 24, we completed our purchase of ImClone Systems.

With ImClone, we simultaneously accelerated our emergence as both a biotech and cancer powerhouse. We gained ImClone's pipeline of biotech molecules—including three oncology candidates expected to be in Phase III trials in 2009—as well as its state-of-the-art manufacturing facility.

As part of our ongoing transformation into a leaner, more flexible organization, we entered a 10-year service agreement with Covance, a global drug development services firm and longtime Lilly partner, to provide preclinical toxicology work and perform additional clinical trials for Lilly. As part of this agreement, Covance purchased our Greenfield Laboratories site, where it serves Lilly and other clients.

And throughout 2008, we continued to advance Lilly's pipeline through external collaborations and in-licensing. All of these moves strengthen our business and our pipeline, and we intend to continue an aggressive pace.

Resolution of Zyprexa investigations

In January 2009, Lilly announced that we had resolved certain investigations of past Zyprexa marketing and promotional practices. As part of the resolution, Lilly pleaded guilty to one misdemeanor violation of federal law for the off-label promotion of Zyprexa between September 1999 and March 2001. In addition, we entered into federal and state civil settlement agreements and committed to undertake a set of defined corporate integrity obligations. As I noted earlier, we took a charge in 2008 in connection with these investigations, and that charge was sufficient to cover the payments under the agreements announced in January.

The company deeply regrets the past actions covered by this misdemeanor plea. We realize that we have a tremendous responsibility to patients, and we strive to live up to that responsibility every day in every interaction. Doing the right thing is non-negotiable at Lilly, and I remain personally committed to seeing that our company maintains the highest standards of conduct.

Now let me turn to the future.

OUTLOOK

A challenging environment demands value

Today, Lilly is operating from a position of considerable strength as we transform our business to succeed in a very difficult external environment.

As we deal with the pressures on our industry and the broader upheaval in the global economy, we also face our own particular challenges in the advent of Years YZ.

At the same time, we see tremendous opportunities rooted in recent scientific advances that counter many of the challenges we face. We've set our sights on delivering more of the thing that is in the shortest supply in health care markets—and the thing that policymakers are often looking for as well.

In a word, it's value.

Our customers—patients, physicians, and payers alike—want to get the economic and therapeutic value of medicines, without so much trial and error, and waste. They want to experience the value, in particular, of more predictable benefit and less risk of side effects. This in turn requires that we deliver more knowledge about the right dose of the right medicine matched to the right patient at the right time.

Lilly's strategy follows from this: *We aim to create value for our stakeholders by accelerating the flow of innovative medicines that provide improved outcomes for individual patients.*

The pipeline is our top priority

The lifeblood of our business is our pipeline, and our future success depends, as it always has, upon our ability to discover and develop innovative new medicines that help people live longer, healthier, and more active lives.

Owing both to acquisitions and to the increased productivity of our own labs, the current list of compounds in some stage of human testing at Lilly is larger and more exciting than at any time in the history of the company. In 2008, Lilly Research Laboratories moved 17 new molecules into clinical testing. As of January 31, 2009, we had 60 molecules in the clinic—*double* the number at the end of 2006—including a record 23 compounds in Phase II and Phase III.

Our pipeline focuses on a number of important unmet medical needs:

- We continue to develop potential new medicines for endocrine and metabolic disorders, including diabetes, obesity, and osteoporosis, as well as cardiovascular diseases, including acute coronary syndrome and atherosclerosis.
- In neuroscience, we're pursuing molecules in Alzheimer's disease, schizophrenia, multiple sclerosis, pain, and alcohol abuse.
- In oncology, we are pursuing therapies for a wide range of cancers, as well as for supportive care.
- And we have a growing pipeline of emerging opportunities in chronic inflammation and autoimmune diseases.

Of course, attrition is an expected part of drug development, an inherently risky endeavor. While our attrition rates in 2008 were generally low, we terminated our AIR® Inhaled Insulin program, which was being conducted in partnership with Alkermes, Inc.

In sum, we continue to build a pipeline that we believe will meet the challenges of the next decade, providing a steady flow of high-value medicines by 2013.

Elements of our broader strategy

Five key areas of focus will support and enable Lilly's strategy.

The first is a commitment to being more *patient centered and customer focused*—a commitment that will leave no part of Lilly untouched. Being patient centered means, among other things, transforming the work of our labs to produce what we call "tailored therapies"—an essential component of personalized medicine. We're increasingly able to identify the patients who will—or won't—benefit from a particular medicine.

We're also changing how we interact with customers. Last summer, we launched an entirely new sales model in Ohio and Wisconsin, which we hope to expand soon to the rest of the U.S. We're providing our sales representatives with new training and tools to respond to what doctors tell us they're looking for—deeper disease and product knowledge, access to relevant information, meaningful dialogue, and quick answers to specific customer questions.

A second focus is a more aggressive and deliberate move into *biotechnology*. By the measure of sales of our current bio-products, including our insulins, we're already the fifth-largest biotech company in the world. Our ambition is to make biotech products an even more prominent part of our total mix.

While Lilly has had a long and distinguished history in biotechnology, our more recent strategic investments in biotech—including our acquisition of ImClone—are literally transforming our pipeline. Nearly half of our pipeline in Phase II or Phase III is comprised of biologics.

We're virtually unique among existing biopharmaceutical companies in that we've been able to combine deep, therapeutic knowledge in targeted disease areas with the capability of generating potential biotech solutions alongside more traditional, chemistry-based work. A good example is in the high-stakes fight against Alzheimer's disease. Lilly currently is developing both a chemical compound and a biotech antibody targeting this unmet medical need.

A third set of changes, in support of our strategy, has to do with *reshaping the way we work and operate*. In addition to our Six Sigma efforts, we also completed in 2008 a company-wide effort to reduce the layers of management between me and the person on the shop floor, and to give our managers broader spans of control.

But what's really taking center stage is our transition from being a fully integrated pharmaceutical company, or FIPCO, to the model that we're calling FIPNet—a fully integrated pharmaceutical *network*. FIPNet consists of an increasing number of highly sophisticated partnerships across all areas of our business. Lilly provides high-level coordination, investment, and assets to which other organizations can add value.

We can point to many successful examples of FIPNet that we are implementing today: our virtual platform for getting new molecules to proof of concept, called Chorus; a new joint venture, called Vanthys, that extends the Chorus model in the emerging Indian marketplace; our systems biology hub in Singapore; our chemistry synthesis work in Shanghai; our risk-sharing deals with Indian biopharmaceutical companies; and our shift of significant, early-stage development work to Covance.

And the examples are multiplying, enabling us to access critical resources around the globe, and to expand the range of opportunities to discover and develop new medicines.

The fourth plank of our strategy deals with *globalization*, steadily increasing the share of Lilly's sales derived in the world's fastest-growing markets. Going forward, we aim to expand our presence in China and Russia, along with Brazil, India, Korea, Mexico, Turkey, and others. Japan and China, in particular, offer us the possibility of countercyclical growth to offset revenue losses in Years YZ.

And the relationships and market familiarity that we gain through this sales expansion will further enhance and support our FIPNet efforts—and vice versa.

The fifth and final component of Lilly's strategy is prudent *diversification*.

I want to be clear that we do not intend to stray from our core business of human pharmaceuticals. Within that rubric, however, it's in Lilly's best interests to remain open to new therapeutic areas as well as new or complementary technology.

We aim to make the most of our Elanco animal health business, whose growing sales and expansion into the companion animal market could not be coming at a better time. We'll look to further strengthen our position in oncology, where Lilly has become a key player very quickly. And our tailoring efforts mean that we will remain alert to business development opportunities arising from the convergence among pharmaceuticals, medical devices, and diagnostic medicine.

Earning trust through corporate citizenship

Ultimately, our future depends on the trust of the patients, physicians, and payers who use, prescribe, and pay for our products. We have to earn that trust every day. So no discussion of our future would be complete without addressing our commitment to strong corporate citizenship.

Transparency: We've learned that the best way to build trust is by letting people see for themselves what we're doing. We've been leaders in transparency, going back to the industry's first voluntary registry of clinical trial data in 2004. This past September, in another industry first, we announced plans to voluntarily disclose our payments to doctors for any speaking and consulting services they provide, beginning later this year.

Lilly was also actively involved in efforts by the Pharmaceutical Research and Manufacturers of America (PhRMA), which resulted in a revised code for company interactions with health care professionals and strengthened PhRMA's guiding principles for direct-to-consumer advertising about prescription medicines.

Patient Safety: We're also working to build consumers' trust in the safety of the medicines they take. An example: In October, we introduced a color differentiation system for insulin products marketed in the U.S. and Europe, including vials, pens, and individual packaging for Humalog and Humulin. These safety measures help patients, physicians, pharmacists, and other health care professionals accurately identify prescribed insulin and avoid mix-ups.

Philanthropy: Lilly has consistently ranked among the nation's most charitable companies. There's no better example of our commitment than our program to fight multidrug-resistant tuberculosis—the Lilly MDR-TB Partnership created in 2003. We've also launched efforts to improve outcomes for people with diabetes. These include our donation of life-saving insulin for children in sub-Saharan Africa, through the International Diabetes Federation's "Life for a Child" program, and our "FACE Diabetes" outreach to African-Americans to help them manage this potentially devastating disease.

Our company and our employees continue to give back to the communities in which we have a presence. In 2008, this commitment led us to start the record-setting Lilly Global Day of Service—and more than 20,000 employees participated in service projects around the world. Our next Global Day of Service is set for May 20, 2009, and we intend to make it an annual event.

I can offer only a cursory look at our efforts here, but a full accounting is provided in our 2008 Lilly Corporate Responsibility Report, available online at www.lilly.com.

In closing, I want to thank my predecessor, Sidney Taurel, for his 37 years of service to our company, as well as his wisdom and counsel to me before and during our seamless leadership transition. He leaves behind a very strong business that is today transforming itself from a position of strength.

I also want to express my gratitude to my Lilly colleagues. My strength and spirits are sustained, time and again, by their dedication to this great enterprise and to those whom we serve. A poignant example of that dedication is featured in this report. I'm proud to be associated with the team whose photograph graces this letter—and the Lilly team around the world. In a time of unprecedented challenge and transformation, I have never been more excited about Lilly's future.

For the Board of Directors,



John C. Lechleiter
Chairman, President, and Chief Executive Officer

Securing—Then Redefining—Lilly's Future



Sidney Taurel took charge of Lilly as the company anticipated the most serious challenge in its history—the U.S. patent expiration of Prozac, which accounted for some 25 percent of sales. Up to that point, every pharmaceutical company that had suffered a loss of similar magnitude had lost its independence. Under Sidney's leadership, Lilly not only survived but also laid the groundwork for future growth. Even with the loss of Prozac®, sales revenue during Sidney's tenure as CEO doubled, from about $10 billion to nearly $20 billion.

In an era when many pharmaceutical companies chose to merge or diversify, Sidney focused Lilly squarely on delivering breakthrough innovation—medicines that were either the first, or the best, in their therapeutic class. During Sidney's tenure as CEO, Lilly launched 10 such medicines, including the first treatment for severe sepsis, the first to build healthy bone in humans, and the first to treat malignant pleural mesothelioma.

Sidney made sure that Lilly not only touched the world's patients but also tapped the world's talents. He built an international and diverse leadership team and expanded Lilly's global presence. Today, about half of Lilly's sales come from outside the United States.

As new business challenges arose, Sidney sought to transform the company to deliver even greater value. The Lilly he envisioned would provide tailored therapies for individual patients, orchestrate a global network to be faster and more creative, and be increasingly productive. Over the past four years, the company has made tangible progress toward realizing this vision.

Beyond numbers, Sidney's legacy springs from his ability to stay connected with the past even while defining the future.

He championed the company's long-held values of integrity, excellence, and respect for people and established a corporate brand, working to make Lilly a company that provided customers with answers that matter.

Those answers extended beyond medicine. Under Sidney's leadership, Lilly was a leader in corporate philanthropy and created a pioneering partnership to combat multidrug-resistant tuberculosis that includes technology transfer to the hardest-hit countries. Lilly also became a leader in transparency—the first in the industry to publish clinical trial data online, publicly report its educational grants, and announce it will disclose payments to U.S. physicians. The company also earned accolades for its management practices—including developing leaders. The next generation of Lilly leaders will sharpen their skills in the Sidney Taurel Executive Leadership Center, which opens in 2009. Sidney himself became a leading advocate for the power of innovative medicines—an industry statesman sought by major newspapers and policymakers around the world.

Sidney once said that a leader "provides direction and supplies the motive power to change." He exemplified that. By staying true to the best from Lilly's past while transforming the company to succeed in the future, Sidney made a difference to millions of patients around the world and leaves a Lilly poised to deliver greater value in the future.

Innovation at Lilly: The Portfolio and the Pipeline

Major Marketed Products[1] *(Dates indicate the year of first global launch)*

Year	Product	Indication
2005	**Byetta®** *(exenatide)*	for type 2 diabetes for use in combination with a thiazolidinedione (2007) *(in collaboration with Amylin Pharmaceuticals, Inc.)*
2004	**Alimta®** *(pemetrexed)*	for malignant pleural mesothelioma for second-line treatment of non-squamous non-small cell lung cancer (NSCLC) (2004) for first-line treatment of non-squamous NSCLC (2008)
2004	**Cymbalta®** *(duloxetine)*	for major depressive disorder for diabetic peripheral neuropathic pain (2004) for generalized anxiety disorder (2007) for the maintenance treatment of major depressive disorder (2007) for fibromyalgia (2008) *(in collaboration with Quintiles Transnational Corp. in the U.S., Shionogi & Co. Ltd. in Japan, and with Boehringer Ingelheim elsewhere in the world)*
2004	**Erbitux®** *(cetuximab)*	for later-stage EGFR-expressing metastatic colorectal cancer for locally or regionally advanced squamous cell head and neck cancer (2006) for later-stage recurrent or metastatic squamous cell head and neck cancer (2006) *(in collaboration with Bristol-Myers Squibb Co. in North America and Japan, and Merck KGaA outside of North America and in Japan)*
2004	**Symbyax®** *(olanzapine/fluoxetine)*	for bipolar depression
2004	**Yentreve®** *(duloxetine)*	for stress urinary incontinence (outside the U.S.)
2003	**Cialis®** *(tadalafil)*	for erectile dysfunction for once daily use (2007)
2003	**Strattera®** *(atomoxetine)*	for attention-deficit hyperactivity disorder (ADHD) in children, adolescents, and adults for maintenance treatment of ADHD in children and adolescents (2008)
2002	**Forteo®** *(teriparatide)*	for treatment of men and postmenopausal women with osteoporosis who are at high risk for a fracture for the treatment of glucocorticoid-induced osteoporosis (2008; Europe)
2001	**Xigris®** *(drotrecogin alfa [activated])*	for severe sepsis in adult patients at high risk of death
1999	**Actos®** *(pioglitazone)*	for type 2 diabetes *(in collaboration with Takeda outside the U.S.)*
1998	**Evista®** *(raloxifene)*	for prevention of osteoporosis in postmenopausal women for treatment of osteoporosis in postmenopausal women (1999) for reduction in risk of invasive breast cancer in postmenopausal women with osteoporosis (2007) for reduction in risk of invasive breast cancer in postmenopausal women at high risk for invasive breast cancer (2007) *(in collaboration with Chugai Pharmaceutical Co., Ltd. in Japan)*

[1] *For full prescribing information, please refer to individual product websites, which can be accessed from www.lilly.com.*

1996	**Zyprexa®** *(olanzapine)*	for schizophrenia for acute bipolar mania (2000) Zyprexa® Zydis® tablet (2000) for schizophrenia maintenance (2001) as combination therapy with lithium or valproate for acute bipolar mania (2002) for bipolar maintenance (2003) Rapid-acting IntraMuscular formulation (2004) Zyprexa® granules (2004; launched in Japan only) Zypadhera™ for maintenance treatment of adult patients with schizophrenia sufficiently stabilized during acute treatment with oral olanzapine (2009)
1996	**Humalog®** *(lispro recombinant insulin)*	for treatment of type 1 and type 2 diabetes Humalog® Mix 75/25 (1999) Humalog® Mix 50/50 (1999)
1995	**Gemzar®** *(gemcitabine)*	for first-line treatment of non-small cell lung cancer for pancreatic cancer (1996) for bladder cancer (1999; outside the U.S.) for metastatic breast cancer (2003) for recurrent ovarian cancer (2004) for biliary tract cancer (2006; Japan)
1995	**ReoPro®** *(abciximab)*	for prevention of cardiac ischemic complications in patients undergoing coronary intervention, such as angioplasty for unstable angina associated with stent procedure (1997) *(in collaboration with Centocor, except in Japan)*
1987	**Humatrope®** *(somatropin of recombinant DNA origin)*	for growth failure caused by pediatric growth hormone deficiency for replacement therapy for adult growth hormone deficiency (1995) for short stature caused by Turner syndrome (1997) for idiopathic short stature (2003)
1983	**Humulin®** *(human insulin recombinant)*	for type 1 and type 2 diabetes

New Drug Applications Submitted For Review to the U.S. Food and Drug Administration

Cetuximab	for first-line recurrent or metastatic squamous cell head and neck cancer
Exenatide	for monotherapy treatment of type 2 diabetes
Olanzapine	for adolescent schizophrenia and bipolar disorder
Olanzapine LAI	long-acting injection delivery for schizophrenia
Olanzapine-Fluoxetine	for treatment-resistant depression
Pemetrexed disodium	for maintenance treatment of non-squamous NSCLC
Prasugrel	for prevention/reduction of atherothrombotic events in patients with acute coronary syndromes who undergo percutaneous coronary intervention (PCI) *(in collaboration with Daiichi Sankyo Company, Ltd.)*
Ruboxistaurin mesylate	for diabetic retinopathy
Tadalafil	for pulmonary arterial hypertension *(in collaboration with United Therapeutics in the U.S.)*

Select Drug Candidates in Late-Stage Investigation

Arzoxifene	for the prevention and treatment of osteoporosis and invasive breast cancer risk reduction
Cetuximab	for lung, gastric, esophageal, and adjuvant colorectal cancers
Dirucotide	for secondary progressive multiple sclerosis (SPMS) *(in collaboration with BioMS Medical Corp.)*
Duloxetine	for chronic pain
Enzastaurin	for diffuse large B-cell lymphoma
Exenatide	for once weekly dosing
IMC-1121B	for breast cancer
Prasugrel	for patients with acute coronary syndromes who are being medically managed
Semagacestat	for Alzheimer's disease (gamma secretase inhibitor)
Teplizumab	for type 1 diabetes *(in collaboration with Macrogenics Inc.)*

Select Drug Candidates in Mid-Stage Investigation

BAFF Antibody	for rheumatoid arthritis
Basal Insulin Analog	for diabetes
CD20 Antibody	for non-Hodgkins lymphoma (NHL)
Eg5 Inhibitor	for solid tumors *(in collaboration with Kyowa Hakko Kirin Co., Ltd)*
eIF-4E ASO	for solid tumors
FGF-21 Variant	for type 2 diabetes
Gemcitabine Prodrug	for solid tumors
GLP-1 Analog Fc	for type 2 diabetes
GLP-1 Analog PEG	for type 2 diabetes
Glucokinase Activator	for type 2 diabetes *(in collaboration with OSI Pharmaceuticals, Inc.)*
iGluR5 Antagonist	for pain
IL-1 Antibody	for type 2 diabetes
IL-17 Antibody	for rheumatoid arthritis
IL-23 Antibody	for multiple sclerosis
IMC-A12	for solid tumors

IMC-11F8	for solid tumors
IMC-3G3	for solid tumors
IMC-18F1	for solid tumors
LY2599506	for type 2 diabetes
LY2624803	for insomnia
mGlu2/3 Prodrug	for schizophrenia
NK-1 Antagonist	for alcohol dependence
NERI IV	for depression and ADHD
OpRA II	for alcohol dependence
Solanezumab	for Alzheimer's disease
Survivin ASO	for solid tumors
Tasisulam	for solid tumors
TGF beta Antibody	for chronic renal disease and solid tumors
TGF beta Inhibitor	for solid tumors

Information is current as of February 17, 2009. The search for new drugs is risky and uncertain, and there are no guarantees. Remaining scientific and regulatory hurdles may cause pipeline compounds to be delayed or even to fail to reach the market.

Review of Operations

EXECUTIVE OVERVIEW

This section provides an overview of our financial results, recent product and late-stage pipeline developments, significant business development, and legal, regulatory, and other matters affecting our company and the pharmaceutical industry.

Products Launched This Decade Contributed $7.3 Billion in Sales During 2008
(percent of net sales)

Products launched this decade include Alimta, Byetta, Cialis, Cymbalta, Forteo, Strattera, Symbyax, Xigris, and Yentreve. These products contributed $7.3 billion to net sales and continued to diversify our portfolio and lessen our dependence on Zyprexa.


41%
2008
42%
2007
Products Launched This Decade
Zyprexa
All Other

Financial Results

We achieved worldwide sales growth of 9 percent, which was primarily driven by volume increases in several key products. The favorable impact of foreign exchange rates on cost of sales contributed to an improvement in gross margin. Marketing, selling, and administrative expenses grew at the same rate as sales, driven by pre-launch activities associated with prasugrel, marketing costs associated with Cymbalta® and Evista®, the impact of foreign exchange rates, and increased litigation-related expenses; while our investment in research and development grew 10 percent. We completed our acquisition of ImClone Systems Inc. (ImClone), resulting in a significant charge of $4.69 billion for acquired in-process research and development (IPR&D) and reached resolution on government investigations related to our past U.S. marketing and promotional practices for Zyprexa®, resulting in an additional charge of $1.48 billion. We incurred tax expense of $764.3 million, despite a loss before income taxes of $1.31 billion, primarily caused by the non-deductibility of the ImClone IPR&D charge and the partial deductibility of the Zyprexa investigation settlements. Accordingly, earnings decreased $5.02 billion, to a net loss of $2.07 billion, and earnings per share decreased $4.60, to a loss of $1.89 per share, in 2008 as compared with net income of $2.95 billion, or earnings per share of $2.71 in 2007. Net income comparisons between 2008 and 2007 are affected by the impact of the following significant items (see Notes 3, 5, 12, and 14 to the consolidated financial statements for additional information):

2008

Acquisitions (Note 3)

- We recognized charges totaling $4.73 billion (pretax) associated with the acquisition of ImClone, which decreased earnings per share by $4.46. These amounts include an IPR&D charge of $4.69 billion (pretax). The remaining net expenses are related to ImClone's operating results subsequent to the acquisition, incremental interest costs, and amortization of the intangible asset associated with Erbitux®. We also incurred IPR&D charges of $28.0 million (pretax) associated with the acquisition of SGX Pharmaceuticals, Inc. (SGX), which decreased earnings per share by $.03.
- We incurred IPR&D charges associated with licensing arrangements with BioMS Medical Corp. (BioMS) and TransPharma Medical Ltd. totaling $122.0 million (pretax), which decreased earnings per share by $.07.

Asset Impairments and Related Restructuring and Other Special Charges (Notes 5 and 14)

- We recognized asset impairments, restructuring, and other special charges totaling $497.0 million (pretax), which decreased earnings per share by $.30. A similar charge of $57.1 million (pretax), which decreased earnings per share by $.04, was included in cost of sales. These charges were primarily associated with the sale of our Greenfield, Indiana site, the termination of the AIR® Insulin program, and strategic exit activities related to manufacturing operations.
- We recorded charges of $1.48 billion (pretax) related to the federal and state Zyprexa investigations led by the U.S. Attorney for the Eastern District of Pennsylvania (EDPA), as well as the resolution of a multi-state investigation regarding Zyprexa involving 32 states and the District of Columbia, which decreased earnings per share by $1.20.

Other (Note 12)

- We recognized a discrete income tax benefit of $210.3 million as a result of the resolution of a substantial portion of the IRS audit of our federal income tax returns for the years 2001 through 2004, which increased earnings per share by $.19.

2007

Acquisitions (Note 3)

- We incurred IPR&D charges associated with the acquisitions of ICOS Corporation (ICOS), Hypnion, Inc. (Hypnion), and Ivy Animal Health, Inc. (Ivy), totaling $631.6 million (pretax), which decreased earnings per share by $.57.
- We incurred IPR&D charges associated with our licensing arrangements with Glenmark Pharma-

ceuticals Limited India, MacroGenics, Inc., and OSI Pharmaceuticals, totaling $114.0 million (pretax), which decreased earnings per share by $.06.

Asset Impairments and Related Restructuring and Other Special Charges (Notes 5 and 14)

- We recognized asset impairments, restructuring, and other special charges of $190.6 million (pretax), which decreased earnings per share by $.12. These charges were primarily associated with previously announced strategic decisions affecting manufacturing and research facilities.
- We incurred a special charge following a settlement with one of our insurance carriers over Zyprexa product liability claims, which led to a reduction of our expected product liability insurance recoveries, and other product liability charges. This resulted in a charge totaling $111.9 million (pretax), which decreased earnings per share by $.09.

Late-Stage Pipeline Developments and Business Development Activity

Our long-term success depends, to a great extent, on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. There were a number of late-stage pipeline developments and business development transactions within the past year, including:

Pipeline

- We, along with our partner Daiichi Sankyo Company Limited, are seeking from the U.S. Food and Drug Administration (FDA) approval for prasugrel as a treatment for patients with acute coronary syndrome being managed with percutaneous coronary intervention. The Cardiovascular and Renal Drugs Advisory Committee of the FDA reviewed prasugrel during a hearing and unanimously recommended it for approval. The FDA will consider the recommendation as it continues its review and makes its final decision.
- The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency issued a positive opinion recommending approval of prasugrel for the prevention of atherothrombotic events in patients with acute coronary syndromes undergoing percutaneous coronary intervention. The CHMP positive opinion has been referred for final action to the European Commission.
- We received a complete response letter from the FDA for olanzapine long-acting injection (LAI) for acute and maintenance treatment of schizophrenia in adults. We are continuing to work with the agency on the new drug application (NDA). The FDA does not require any additional clinical trials for the continued review of the NDA. Per the agency's request, we are preparing a proposed Risk Evaluation and Mitigation Strategy, which will be submitted in the near future. In addition, olanzapine long-acting injection was approved by the European Commission under the trade name Zypadhera™.
- We withdrew our supplemental NDA from the FDA for Cymbalta for the management of chronic pain. We plan to resubmit the application in the first half of 2009, adding data from a recently completed study in chronic osteoarthritis pain of the knee.
- The FDA approved Alimta®, in combination with cisplatin, as a first-line treatment for locally advanced and metastatic non-small cell lung cancer (NSCLC) for patients with nonsquamous histology. The European health authorities also approved Alimta, in combination with cisplatin, as a first-line treatment for non-small cell lung cancer patients with other than predominantly squamous cell histology.
- We submitted tadalafil as a treatment for pulmonary arterial hypertension (PAH) to regulatory authorities in the U.S., Europe, and Japan.
- The FDA approved Cymbalta for the management of fibromyalgia, a chronic pain disorder. In addition, the European Commission approved Cymbalta for the treatment of generalized anxiety disorder (GAD).
- We, along with our partner Amylin Pharmaceuticals, Inc. (Amylin), submitted Byetta® as a monotherapy treatment for type 2 diabetes to the FDA.
- The European Commission approved a new indication for Forsteo® for the treatment of osteoporosis associated with sustained, systemic glucocorticoid therapy in women and men at increased risk for fracture. We have also received an approvable letter from the FDA for Forteo® for the same indication.
- We terminated development of our AIR Insulin program, which was being conducted in collaboration with Alkermes, Inc. The program had been in Phase III clinical development as a potential treatment for type 1 and type 2 diabetes. This decision was not a result of any observations during AIR Insulin trials relating to the safety of the product, but rather was a result of increasing uncertainties in the regulatory environment and a thorough evaluation of the evolving commercial and clinical potential of the product compared to existing medical therapies.

Business Development

- We acquired all of the outstanding shares of ImClone for a total purchase price of approximately $6.5 billion. This strategic combination will offer both targeted therapies and oncolytic agents along with an oncology pipeline spanning all phases of clinical development. It also expands our biotechnology capabilities.
- We entered into a license and a supply arrangement with United Therapeutics Corporation related to the U.S. commercialization rights for the PAH indication

of tadalafil. We received an upfront payment of $150.0 million in exchange for exclusive rights to commercialize tadalafil for PAH in the U.S., as well as for a product manufacturing and supply arrangement. As part of this arrangement, we acquired a $150.0 million equity position in the company. The indication is currently under review by the FDA.

- We acquired the worldwide rights to the dairy cow supplement Posilac®, as well as the product's supporting operations, from Monsanto Company (Monsanto) for an upfront payment of $300.0 million, as well as contingent consideration based on future Posilac sales. The acquisition of Posilac provides us with a product that complements those of our animal health product line.
- We sold our Greenfield Laboratories site in Greenfield, Indiana, to Covance Inc. We also signed a 10-year service agreement, under which Covance will assume responsibility for our toxicology testing and other R&D support activities at the site.
- We acquired SGX for approximately $64 million in cash. The acquisition allows us to integrate SGX's structure-guided drug discovery platform into our drug discovery efforts. It also gives us access to FAST™, SGX's fragment-based, protein structure guided drug discovery technology, and to a portfolio of preclinical oncology compounds focused on a number of kinase targets.
- We entered into a licensing and development agreement with TransPharma Medical Ltd. (TransPharma) to acquire rights to its product and related drug delivery system for the treatment of osteoporosis. The product, which is administered transdermally using TransPharma's proprietary technology, is currently in Phase II clinical testing.
- We entered into an agreement with an affiliate of TPG-Axon Capital (TPG) for the Phase III development of our two lead molecules for the treatment of Alzheimer's disease. This agreement provides TPG with success-based milestones and royalties in exchange for clinical trial funding.
- We entered into a licensing and development agreement with BioMS whereby we acquired exclusive worldwide rights to a multiple sclerosis (MS) compound. The compound is currently being evaluated in two pivotal Phase III clinical trials in secondary progressive MS.

Legal, Regulatory, and Other Matters

In March 2004, we were notified by the U.S. Attorney's office for the EDPA that it had commenced an investigation relating to our U.S. marketing and promotional practices for Zyprexa, Prozac®, and Prozac Weekly™. In October 2008, we announced that we were in advanced discussions to resolve the ongoing investigations led by the EDPA, and we recorded a charge of $1.42 billion. In January 2009, we announced that the discussions had been successfully concluded, and that we settled the Zyprexa-related federal claims, as well as similar Medicaid-related claims of states which decide to participate in the settlement.

Beginning in August 2006, we received civil investigative demands or subpoenas from the attorneys general of a number of states under various state consumer protection laws seeking documents pertaining to Zyprexa. In October 2008, we reached a settlement with 32 states and the District of Columbia, under which we paid $62.0 million.

In December 2008, the Federal Supreme Court (BGH) in Germany re-established our Zyprexa patent that had been declared invalid in 2007 by the German Federal Patent Court. As a result of this ruling, generic olanzapine has been withdrawn from the German market as of the beginning of 2009.

We continue to reach agreements with claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle claims against us relating to the medication. Approximately 120 claims remain.

In the third quarter of 2008, we initiated a strategic review of our Tippecanoe manufacturing facility in Lafayette, Indiana. Options being considered for this site include continuing operations with a revised site mission, exploring opportunities to sell the facility, and ceasing operations altogether. The review is expected to last six to twelve months. No final decisions have been made at this time; however, depending on the decision, we could record significant charges.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) continues to provide an effective prescription drug benefit under the Medicare program (known as Medicare Part D). Various measures have been discussed and/or passed in both the U.S. House of Representatives and U.S. Senate that would impose additional pricing pressures on our products, including proposals to legalize the importation of prescription drugs and either allow, or require, the Secretary of Health and Human Services to negotiate drug prices within Medicare Part D directly with pharmaceutical manufacturers. Additionally, various proposals have been introduced that would increase the rebates we pay on sales to Medicaid patients or impose additional rebates on sales to patients who receive their medicines through Medicare Part D. Uncertainty exists surrounding the new administration and Congress and the impact any government decisions or programs will have on the pharmaceutical industry. In addition, many states are facing substantial budget difficulties due to the downturn in the economy and are expected to seek aggressive cuts or other offsets in healthcare spending. We expect pricing pressures at the federal and state levels to become more severe, which could have a material adverse effect on our consolidated results of operations.

International operations also are generally subject to extensive price and market regulations, and there

The following table summarizes our net sales activity in 2008 compared with 2007:

Product	Year Ended December 31, 2008 U.S.[1]	Outside U.S.	Total	Year Ended December 31, 2007 Total	Percent Change from 2007
(Dollars in millions)					
Zyprexa	$ 2,202.5	$2,493.6	$ 4,696.1	$ 4,761.0	(1)
Cymbalta	2,253.8	443.3	2,697.1	2,102.9	28
Humalog	1,008.4	727.4	1,735.8	1,474.6	18
Gemzar	734.8	985.0	1,719.8	1,592.4	8
Cialis[2]	539.0	905.5	1,444.5	1,143.8	26
Alimta	561.9	592.8	1,154.7	854.0	35
Animal health products	537.3	556.0	1,093.3	995.8	10
Evista	700.5	375.1	1,075.6	1,090.7	(1)
Humulin®	380.9	682.3	1,063.2	985.2	8
Forteo	489.9	288.8	778.7	709.3	10
Strattera®	437.8	141.7	579.5	569.4	2
Other pharmaceutical products	1,087.6	1,252.1	2,339.7	2,354.4	(1)
Total net sales	$10,934.4	$9,443.6	$20,378.0	$18,633.5	9

[1]U.S. sales include sales in Puerto Rico.
[2]Prior to the acquisition of ICOS in late January 2007, the Cialis sales shown do not include sales in the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture territory sales for January 2007, net of expenses and income taxes, is reported in other—net in our consolidated statements of operations. Subsequent to the acquisition, all Cialis product sales are reported in our net sales. Worldwide 2008 sales for Cialis grew 19 percent from 2007 sales of $1.22 billion.

are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property protection.

OPERATING RESULTS—2008

Sales

Our worldwide sales for 2008 increased 9 percent, to $20.38 billion, driven primarily by growth of Cymbalta, Cialis®, Alimta, Humalog®, and Gemzar®. Worldwide sales volume increased 5 percent, while foreign exchange rates contributed 3 percent, and selling prices contributed 2 percent. (Numbers do not add due to rounding.) Sales in the U.S. increased 8 percent, to $10.93 billion, driven primarily by increased sales of Cymbalta, Humalog, Cialis, and Alimta. Sales outside the U.S. increased 11 percent, to $9.44 billion, driven primarily by the sales growth of Alimta, Cialis, Cymbalta, and Humalog.


Key Contributors to 2008 Sales Growth
($ in millions represent growth in product sales; percentages represent changes from 2007)
Five products and a product line—Cymbalta, Alimta, Cialis, Humalog, Gemzar, and Animal Health—generated $9.8 billion in net sales during 2008, an increase of $1.7 billion over 2007, and accounted for 96 percent of our sales growth. The growth of these products and product line was primarily driven by volume increases and the inclusion of U.S. Posilac sales.
$594
$301
$301
$261
Cymbalta
Alimta
Cialis
Humalog
Gemzar
Animal Health

Zyprexa, our top-selling product, is a treatment for schizophrenia, acute mixed or manic episodes associated with bipolar I disorder, and bipolar maintenance. Zyprexa sales in the U.S. decreased 1 percent in 2008, driven by lower demand, partially offset by higher prices. Sales outside the U.S. decreased 1 percent, driven by decreased demand and to a lesser extent, lower prices, partially offset by the favorable impact of foreign exchange rates. Demand outside the U.S. was unfavorably impacted by generic competition in Germany and Canada. As noted previously, generic olanzapine has been withdrawn from the German market as of the beginning of 2009.

Sales of Cymbalta, a product for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, generalized anxiety disorder, and fibromyalgia, increased 23 percent in the U.S., driven by increased demand and, to a lesser extent, higher prices. Sales outside the U.S. increased 66 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates and higher prices. Higher demand outside the U.S. reflects increased demand in established markets as well as recent launches in new markets.

Sales of Humalog, our injectable human insulin analog for the treatment of diabetes, increased 14 percent in the U.S., driven by increased demand and higher

FINANCIALS

Consolidated Statements of Operations

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2008	2007	2006
Net sales	**$20,378.0**	$18,633.5	$15,691.0
Cost of sales	**4,382.8**	4,248.8	3,546.5
Research and development	**3,840.9**	3,486.7	3,129.3
Marketing, selling, and administrative	**6,626.4**	6,095.1	4,889.8
Acquired in-process research and development (Note 3)	**4,835.4**	745.6	—
Asset impairments, restructuring, and other special charges (Note 5)	**1,974.0**	302.5	945.2
Other—net, expense (income)	**26.1**	(122.0)	(237.8)
	21,685.6	14,756.7	12,273.0
Income (loss) before income taxes	**(1,307.6)**	3,876.8	3,418.0
Income taxes (Note 12)	**764.3**	923.8	755.3
Net income (loss)	**$ (2,071.9)**	$ 2,953.0	$ 2,662.7
Earnings (loss) per share—basic and diluted (Note 11)	**$(1.89)**	$2.71	$2.45

See notes to consolidated financial statements.

prices. Sales outside the U.S. increased 24 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Sales of Gemzar, a product approved to fight various cancers, increased 10 percent in the U.S., driven by increased demand and higher prices. Sales outside the U.S. increased 7 percent, driven primarily by the favorable impact of foreign exchange rates and, to a lesser extent, increased demand, partially offset by lower prices. We will likely face increased generic competition in certain markets outside the U.S. in 2009.

Our sales of Cialis, a treatment for erectile dysfunction, increased 27 percent in the U.S., driven by increased demand and higher prices. Sales outside the U.S. increased 26 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates and higher prices. Total worldwide sales of Cialis increased 19 percent to $1.44 billion in 2008 as compared to $1.22 billion in 2007. This includes $72.7 million of sales in the Lilly ICOS joint-venture territories for the 2007 period prior to the acquisition of ICOS.

Sales of Alimta, a treatment for various cancers, increased 25 percent in the U.S., driven by increased demand and, to a lesser extent, higher prices. Sales outside the U.S. increased 46 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Sales of Evista, a product for the prevention and treatment of osteoporosis in postmenopausal women and for risk reduction of invasive breast cancer in postmenopausal women with osteoporosis and postmenopausal women at high risk for invasive breast cancer, decreased 1 percent in the U.S., driven by decreased demand, partially offset by higher prices. Sales outside the U.S. decreased 2 percent, driven by lower demand and lower prices, partially offset by the favorable impact of foreign exchange rates. As described in Legal and Regulatory Matters, Evista is the subject of a Hatch-Waxman patent challenge by Teva Pharmaceuticals USA, Inc. (Teva), which has received tentative approval of its Abbreviated New Drug Application (ANDA) from the FDA. Unless the current stay on Teva's approved ANDA remains in force or Teva is preliminarily enjoined from markets if the stay is lifted, it is possible that Teva could choose to launch before the current action against Teva is concluded. Such a launch could have a material adverse impact on our future consolidated results of operations.

Sales of Humulin, an injectable human insulin for the treatment of diabetes, increased 4 percent in the U.S., driven by higher prices. Sales outside the U.S. increased 10 percent, driven by the favorable impact of foreign exchange rates and increased demand.

Sales of Forteo, an injectable treatment for osteoporosis in postmenopausal women and men at high risk for fracture, decreased 1 percent in the U.S., driven by decreased demand, partially offset by higher prices. Sales outside the U.S. increased 34 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Sales of Strattera, a treatment for attention-deficit hyperactivity disorder in children, adolescents, and adults, decreased 6 percent in the U.S., driven by decreased demand, partially offset by higher prices. Sales outside the U.S. increased 35 percent, driven primarily by increased demand.

Worldwide sales of Byetta, an injectable product for the treatment of type 2 diabetes that we market with Amylin, increased 16 percent to $751.4 million during 2008. We report as revenue our 50 percent share of Byetta's gross margin in the U.S., 100 percent of Byetta sales outside the U.S., and our sales of Byetta pen delivery devices to Amylin. Our revenues increased 20 percent to $396.1 million in 2008.

Animal health product sales in the U.S. increased 12 percent, driven by the inclusion of U.S. Posilac sales since the date of acquisition. Sales outside the U.S. increased 8 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Gross Margin, Costs, and Expenses

The 2008 gross margin increased to 78.5 percent of sales compared with 77.2 percent for 2007. This increase was primarily due to the favorable impact of foreign exchange rates.


Gross Margin
(percent of net sales)
76.7%
76.3%
77.4%
77.2%
78.5%
04
05
06
07
08
Gross margin as a percent of net sales increased by 1.3 percentage points to 78.5 percent in 2008, due primarily to the favorable impact of foreign exchange rates.

Marketing, selling, and administrative expenses increased 9 percent in 2008, to $6.63 billion. This increase was due to increased marketing and selling expenses, including prelaunch expenses for prasugrel and marketing costs associated with Cymbalta and Evista; the impact of foreign exchange rates; and increased litigation-related expenses. Investment in research and development increased 10 percent, to $3.84 billion, due to increased late-stage clinical trial and discovery research costs.

Research and Development Investment Increasing
($ millions, percent of net sales)

Research and development expenditures increased by 10 percent, to $3.8 billion, in 2008 due to increases in late-stage clinical trial and discovery research costs. This sustained level of investment in research and development enabled us to move 17 drug candidates into human clinical trials in 2008, unprecedented in Lilly's history, supporting our commitment to develop best-in-class and first-in-class medicines to provide answers that matter for our customers.


$2,691
$3,026
$3,129
$3,487
$3,841
04
05
06
07
08

Acquired IPR&D charges related to the acquisitions of ImClone and SGX, as well as our in-licensing arrangements with BioMS and TransPharma, were $4.84 billion in 2008 as compared to $745.6 million in 2007. We recognized asset impairments, restructuring, and other special charges of $1.97 billion in 2008, as compared to $302.5 million in 2007. The 2008 charges were primarily associated with the resolution of Zyprexa investigations with the U.S. Attorney for the EDPA and multiple states. See Notes 3, 5 and 14 to the consolidated financial statements for additional information.

Other—net decreased $148.1 million, to a net expense of $26.1 million. This line item consists of interest expense, interest income, the after-tax operating results of the Lilly ICOS joint venture, and all other miscellaneous income and expense items.

- Interest expense for 2008 was essentially flat at $228.3 million. The impact of lower interest rates on our debt was substantially offset by lower capitalized interest due to lower construction-in-progress balances and increased interest expense due to the financing of the ImClone acquisition.
- Interest income for 2008 decreased $4.6 million, to $210.7 million, as lower interest rates were partially offset by higher cash balances.
- The Lilly ICOS joint venture income prior to the 2007 acquisition was $11.0 million. Subsequent to the acquisition, all activity related to ICOS is included in our consolidated financial results.
- Net other miscellaneous items decreased $132.5 million to a loss of $8.5 million, primarily as a result of lower outlicensing income and increased net losses on investment securities in 2008 (the majority of which consisted of unrealized losses).

We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion acquired IPR&D charge for ImClone and the $1.48 billion Zyprexa investigation settlements. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition, as well as a discrete income tax benefit of $210.3 million for the resolution of the IRS audit. The effective tax rate was 23.8 percent in 2007. See Note 12 to the consolidated financial statements for additional information.

OPERATING RESULTS—2007

Financial Results

We achieved worldwide sales growth of 19 percent. This growth was primarily driven by volume increases in a number of key products, with a significant portion of this increase in volume resulting from the acquisition of ICOS. Our additional investments in marketing and selling expenses in support of key products, primarily Cymbalta and the diabetes care products, contributed to this sales growth and enabled us to increase our investment in research and development 11 percent in 2007. While cost of sales and operating expenses in the aggregate grew at approximately the same rate as sales, other—net decreased and the effective tax rate increased. As a result, net income and earnings per share increased 11 percent, to $2.95 billion, or $2.71 per share, in 2007 as compared with $2.66 billion, or $2.45 per share, in 2006. Net income comparisons between 2007 and 2006 are affected by the impact of significant items that are reflected in our financial results. The significant items for 2007 are summarized in the Executive Overview. The 2006 items are summarized as follows (see Notes 5 and 14 to the consolidated financial statements for additional information):

- We recognized asset impairments, restructuring, and other special charges of $450.3 million (pretax) in the fourth quarter, which decreased earnings per share by $.31 (Note 5).
- In the fourth quarter, we incurred a charge related to Zyprexa product liability litigation matters of $494.9 million (pretax), or $.42 per share (Notes 5 and 14).

Sales

Our worldwide sales for 2007 increased 19 percent, to $18.63 billion, driven primarily by the inclusion of Cialis since our January 29, 2007 acquisition of ICOS and sales growth of Cymbalta, Zyprexa, Alimta, Gemzar, and Humalog. Worldwide sales volume increased 12 percent, while selling prices and foreign exchange rates each increased sales by 3 percent. (Numbers do not add due to rounding.) Sales in the U.S. increased 18 percent, to $10.15 billion, driven primarily by increased sales of Cymbalta, Zyprexa, Alimta, and Byetta, and the inclusion of Cialis. Sales outside the U.S. increased 20 percent, to $8.49 billion, driven primarily by the inclusion of Cialis, and sales growth of Zyprexa, Alimta, Gemzar, and Cymbalta.

The following table summarizes our net sales activity in 2007 compared with 2006:

Product	Year Ended December 31, 2007			Year Ended December 31, 2006	Percent Change
(Dollars in millions)	U.S.[1]	Outside U.S.	Total	Total	from 2006
Zyprexa	$ 2,236.0	$2,525.0	$ 4,761.0	$ 4,363.6	9
Cymbalta	1,835.6	267.3	2,102.9	1,316.4	60
Gemzar	670.0	922.4	1,592.4	1,408.1	13
Humalog	888.0	586.6	1,474.6	1,299.5	13
Cialis[2]	423.8	720.0	1,143.8	215.8	NM
Evista	706.1	384.6	1,090.7	1,045.3	4
Animal health products	480.9	514.9	995.8	875.5	14
Humulin	365.2	620.0	985.2	925.3	6
Alimta	448.0	406.0	854.0	611.8	40
Forteo	494.1	215.2	709.3	594.3	19
Strattera	464.6	104.8	569.4	579.0	(2)
Humatrope®	213.6	227.2	440.8	415.6	6
Actos®	150.8	219.8	370.6	448.5	(17)
Byetta	316.5	14.2	330.7	219.0	51
Other pharmaceutical products	452.3	760.0	1,212.3	1,373.3	(12)
Total net sales	$10,145.5	$8,488.0	$18,633.5	$15,691.0	19

NM—Not meaningful

[1]U.S. sales include sales in Puerto Rico.

[2]Prior to the acquisition of ICOS, the Cialis sales shown in the table above represent results only in the territories in which we marketed Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture territory sales, net of expenses and income taxes, is reported in other—net in our consolidated statements of operations. Subsequent to the acquisition, all Cialis product sales are reported in our net sales.

Zyprexa sales in the U.S. increased 6 percent in 2007, driven by higher net selling prices, partially offset by lower demand. Sales outside the U.S. increased 12 percent, driven by the favorable impact of foreign exchange rates and increased demand.

Sales of Cymbalta increased 58 percent in the U.S., driven primarily by strong demand. Sales outside the U.S. increased 70 percent, driven by increased demand and the favorable impact of foreign exchange rates.

Sales of Gemzar increased 10 percent in the U.S., driven by higher prices and increased demand. Sales outside the U.S. increased 16 percent, driven by increased demand and the favorable impact of foreign exchange rates.

Sales of Humalog increased 9 percent in the U.S., driven by higher prices and increased demand. Sales outside the U.S. increased 20 percent, driven by increased demand and the favorable impact of foreign exchange rates, partially offset by declining prices.

Total worldwide sales of Cialis were $1.22 billion and $971.0 million during 2007 and 2006, respectively. This includes $72.7 million of sales in the Lilly ICOS joint-venture territories for the 2007 period prior to the acquisition of ICOS. Worldwide sales grew 25 percent in 2007. U.S. sales increased 20 percent in 2007, driven by increased demand and higher prices. Sales outside the U.S. increased 28 percent in 2007, driven by increased demand, the favorable impact of foreign exchange rates, and higher prices.

Sales of Evista increased 6 percent in the U.S., driven by higher prices. Sales outside the U.S. increased 1 percent, driven by the favorable impact of foreign exchange rates, partially offset by lower prices and lower demand.

Sales of Humulin decreased 1 percent in the U.S., driven by lower demand, partially offset by higher prices. Sales outside the U.S. increased 11 percent, driven by increased demand and the favorable impact of foreign exchange rates, partially offset by lower prices.

Sales of Alimta increased 28 percent in the U.S., driven by increased demand and, to a lesser extent, higher prices. Sales outside the U.S. increased 55 percent, driven by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Sales of Forteo increased 19 percent in the U.S., driven by higher net selling prices. U.S. sales growth benefited from access to medical coverage through the Medicare Part D program and decreased utilization of our U.S. patient assistance program and, to a lesser extent, increased demand. Sales outside the U.S. increased 21 percent, driven by increased demand and the favorable impact of foreign exchange rates.

Sales of Strattera decreased 9 percent in the U.S., as a result of decreased demand. Sales outside the U.S.

increased 50 percent, driven by increased demand and the favorable impact of foreign exchange rates.

Our revenues from Actos decreased 46 percent in the U.S. Sales outside the U.S. increased 30 percent, driven primarily by increased demand and, to a lesser extent, the favorable impact of foreign exchange rates.

Worldwide sales of Byetta increased 51 percent to $650.2 million during 2007. Our revenues increased 51 percent to $330.7 million in 2007.

Animal health product sales in the U.S. increased 18 percent, driven by increased demand, the acquisition of Ivy Animal Health, and new companion-animal product launches. Sales outside the U.S. increased 10 percent, driven by the favorable impact of foreign exchange rates and increased demand.

Gross Margin, Costs, and Expenses

The 2007 gross margin decreased to 77.2 percent of sales compared with 77.4 percent for 2006. This decrease was primarily due to the expense resulting from the amortization of the intangible assets acquired in the ICOS acquisition, the unfavorable impact of foreign exchange rates, and production volumes growing at a slower rate than sales, offset partially by manufacturing expenses growing at a slower rate than sales.

Operating expenses (the aggregate of research and development and marketing, selling, and administrative expenses) increased 19 percent in 2007. Investment in research and development increased 11 percent, to $3.49 billion. In addition to the acquisition of ICOS, this increase was due to increases in discovery research and late-stage clinical trial costs. Marketing, selling, and administrative expenses increased 25 percent in 2007, to $6.10 billion. This increase was largely due to the impact of the ICOS acquisition, as well as increased marketing and selling expenses in support of key products, primarily Cymbalta and the diabetes care products, and the unfavorable impact of foreign exchange rates.

Acquired IPR&D charges were $745.6 million in 2007 and related to the acquisitions of ICOS, Hypnion, and Ivy, as well as our licensing arrangements with OSI, MacroGenics, and Glenmark. We incurred asset impairments, restructuring, and other special charges of $302.5 million in 2007 as compared to $945.2 million in 2006. See Notes 3, 5 and 14 to the consolidated financial statements for additional information.

Other—net decreased $115.8 million, to income of $122.0 million. This line item consists of interest expense, interest income, the after-tax operating results of the Lilly ICOS joint venture, and all other miscellaneous income and expense items.

- Interest expense for 2007 decreased $9.8 million, to $228.3 million. This decrease is a result of lower average debt balances in 2007 compared to 2006.
- Interest income for 2007 decreased $46.6 million, to $215.3 million, due to lower cash balances in 2007 compared to 2006.
- The Lilly ICOS joint-venture income was $11.0 million in 2007 as compared to $96.3 million in 2006, due to the acquisition of ICOS on January 29, 2007.
- Net other miscellaneous income items increased $6.3 million to $124.0 million.

We incurred tax expense of $923.8 million in 2007, resulting in an effective tax rate of 23.8 percent, compared with 22.1 percent for 2006. The effective tax rates for 2007 and 2006 were affected primarily by the nondeductible ICOS and Hypnion IPR&D charges of $594.6 million in 2007, and the product liability charges of $494.9 million in 2006. The tax effect of the product liability charge was less than our effective tax rate, as the tax benefit was calculated based upon existing tax laws in the countries in which we reasonably expect to deduct the charge. See Note 12 to the consolidated financial statements for additional information.

FINANCIAL CONDITION

As of December 31, 2008, cash, cash equivalents, and short-term investments totaled $5.93 billion compared with $4.83 billion at December 31, 2007. Cash flow from operations in 2008 of $7.30 billion and net proceeds from the issuance of debt of $4.41 billion exceeded the total of the net cash paid for corporate acquisitions of $6.08 billion, dividends paid of $2.06 billion, purchases of property and equipment of $947.2 million, and net purchases of noncurrent investments of $815.1 million.

Capital expenditures of $947.2 million during 2008 were $135.2 million less than in 2007. We expect 2009 capital expenditures to be approximately $1.1 billion as we invest in our biotechnology capabilities, continue to upgrade our manufacturing and research facilities to enhance productivity and quality systems, and invest in the long-term growth of our diabetes care products.

Capital Expenditure Management Contributes to Cash Flow
($ millions)

Capital expenditures of $947.2 million during 2008 were $135.2 million less than in 2007. We expect 2009 capital expenditures to be approximately $1.1 billion as we invest in our biotechnology capabilities, continue to upgrade our manufacturing and research facilities to enhance productivity and quality systems, and invest in the long-term growth of our diabetes care products.


$1,898
$1,298
$1,078
$1,082
$947
04
05
06
07
08

Consolidated Balance Sheets

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	$ 5,496.7	$ 3,220.5
Short-term investments	429.4	1,610.7
Accounts receivable, net of allowances of $97.4 (2008) and $103.1 (2007)	2,778.8	2,673.9
Other receivables (Note 9)	498.5	1,030.9
Inventories	2,493.2	2,523.7
Deferred income taxes (Note 12)	382.1	642.8
Prepaid expenses	374.6	613.6
Total current assets	12,453.3	12,316.1
Other Assets		
Prepaid pension (Note 13)	—	1,670.5
Investments (Note 6)	1,544.6	577.1
Goodwill and other intangibles—net (Note 3)	4,054.1	2,455.4
Sundry (Note 9)	2,534.3	1,280.6
	8,133.0	5,983.6
Property and Equipment, net	8,626.3	8,575.1
	$29,212.6	$26,874.8
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings and current maturities of long-term debt (Note 7)	$ 5,846.3	$ 413.7
Accounts payable	885.8	924.4
Employee compensation	771.0	823.8
Sales rebates and discounts	873.4	706.8
Dividends payable	536.8	513.6
Income taxes payable (Note 12)	229.2	238.4
Other current liabilities (Note 9)	3,967.2	1,816.1
Total current liabilities	13,109.7	5,436.8
Other Liabilities		
Long-term debt (Note 7)	4,615.7	4,593.5
Accrued retirement benefit (Note 13)	2,387.6	1,145.1
Long-term income taxes payable (Note 12)	906.2	1,196.7
Deferred income taxes (Note 12)	74.7	287.5
Other noncurrent liabilities (Note 9)	1,383.4	711.3
	9,367.6	7,934.1
Commitments and contingencies (Note 14)		
Shareholders' Equity (Notes 8 and 10)		
Common stock—no par value		
Authorized shares: 3,200,000,000		
Issued shares: 1,136,948,610 (2008) and 1,135,212,894 (2007)	711.1	709.5
Additional paid-in capital	3,976.6	3,805.2
Retained earnings	7,654.9	11,806.7
Employee benefit trust	(2,635.0)	(2,635.0)
Deferred costs—ESOP	(86.3)	(95.2)
Accumulated other comprehensive income (loss) (Note 15)	(2,786.8)	13.2
	6,834.5	13,604.4
Less cost of common stock in treasury		
2008—888,998 shares		
2007—899,445 shares	99.2	100.5
	6,735.3	13,503.9
	$29,212.6	$26,874.8

See notes to consolidated financial statements.

FINANCIALS

Consolidated Statements of Cash Flows

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2008	2007	2006
Cash Flows From Operating Activities			
Net income (loss)	$(2,071.9)	$ 2,953.0	$ 2,662.7
Adjustments To Reconcile Net Income To Cash Flows From Operating Activities			
Depreciation and amortization	1,122.6	1,047.9	801.8
Change in deferred taxes	442.6	60.7	346.8
Stock-based compensation expense	255.3	282.0	359.3
Acquired in-process research and development, net of tax	4,792.7	692.6	—
Other, net	406.5	172.1	600.6
	4,947.8	5,208.3	4,771.2
Changes in operating assets and liabilities, net of acquisitions			
Receivables—(increase) decrease	799.1	(842.7)	243.9
Inventories—(increase) decrease	84.8	154.3	(60.2)
Other assets—(increase) decrease	1,648.6	(355.8)	(43.0)
Accounts payable and other liabilities—increase (decrease)	(184.7)	990.4	(936.0)
	2,347.8	(53.8)	(795.3)
Net Cash Provided by Operating Activities	7,295.6	5,154.5	3,975.9
Cash Flows From Investing Activities			
Purchases of property and equipment	(947.2)	(1,082.4)	(1,077.8)
Disposals of property and equipment	25.7	32.3	65.2
Net change in short-term investments	957.6	(376.9)	1,247.5
Proceeds from sales and maturities of noncurrent investments	1,597.3	800.1	1,507.7
Purchases of noncurrent investments	(2,412.4)	(750.7)	(1,313.2)
Purchases of in-process research and development	(122.0)	(111.0)	—
Cash paid for acquisitions, net of cash acquired	(6,083.0)	(2,673.2)	—
Other, net	(284.8)	(166.3)	179.0
Net Cash Provided by (Used for) Investing Activities	(7,268.8)	(4,328.1)	608.4
Cash Flows From Financing Activities			
Dividends paid	(2,056.7)	(1,853.6)	(1,736.3)
Net change in short-term borrowings	5,060.5	(468.5)	(8.4)
Proceeds from issuance of long-term debt	0.1	2,512.6	—
Repayments of long-term debt	(649.8)	(1,059.5)	(2,781.5)
Purchases of common stock	—	—	(122.1)
Issuances of common stock under stock plans	—	24.7	59.6
Other, net	(8.1)	(0.6)	9.9
Net Cash Provided by (Used for) Financing Activities	2,346.0	(844.9)	(4,578.8)
Effect of exchange rate changes on cash and cash equivalents	(96.6)	129.7	97.1
Net increase in cash and cash equivalents	2,276.2	111.2	102.6
Cash and cash equivalents at beginning of year	3,220.5	3,109.3	3,006.7
Cash and Cash Equivalents at End of Year	$ 5,496.7	$ 3,220.5	$ 3,109.3

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2008	2007	2006
Net income (loss)	**$(2,071.9)**	$2,953.0	$2,662.7
Other comprehensive income (loss)			
Foreign currency translation gains (losses)	**(766.1)**	756.6	542.4
Net unrealized losses on securities	**(190.6)**	(11.4)	(3.2)
Minimum pension liability adjustment (Note 13)	**—**	—	(18.8)
Defined benefit pension and retiree health benefit plans (Note 13)	**(2,941.2)**	943.8	—
Effective portion of cash flow hedges	**23.2**	(0.1)	143.3
Other comprehensive income (loss) before income taxes	**(3,874.7)**	1,688.9	663.7
Provision for income taxes related to other comprehensive income (loss) items	**1,074.7**	(287.0)	(43.1)
Other comprehensive income (loss) (Note 15)	**(2,800.0)**	1,401.9	620.6
Comprehensive income (loss)	**$(4,871.9)**	$4,354.9	$3,283.3

See notes to consolidated financial statements.

Total debt as of December 31, 2008 increased $5.45 billion, to $10.46 billion, reflecting the commercial paper we issued in November 2008 primarily to finance our acquisition of ImClone, offset by long-term debt repayments and paydown of commercial paper with cash and cash equivalents on hand. Our current debt ratings from Standard & Poor's and Moody's are at AA and A1, respectively.

Dividends of $1.88 per share were paid in 2008, an increase of 11 percent from 2007. In the fourth quarter of 2008, effective for the first-quarter dividend in 2009, the quarterly dividend was increased to $.49 per share (a 4.3 percent increase), resulting in an indicated annual rate for 2009 of $1.96 per share. The year 2008 was the 124th consecutive year in which we made dividend payments and the 41st consecutive year in which dividends have been increased.

Dividends Paid Per Share Continue to Grow
($ dollars)

Dividends paid during 2008 increased to $1.88 per share. This constitutes the 41st consecutive increase in annual dividends. Our strong 2008 cash flow enabled us to increase the first-quarter 2009 dividend by 4.3 percent, to $.49 per share.


$1.42
$1.52
$1.60
$1.70
$1.88
04 05 06 07 08

In recent months, global economic conditions have deteriorated. Triggered by the liquidity crisis in the capital markets, the implications have become more widespread, resulting in higher unemployment and declines in real consumer spending. In addition, many financial institutions have tightened lines of credit, reducing funding available for near-term economic growth. Pharmaceutical consumption has traditionally been relatively unaffected by economic downturns; however, an extended downturn could lead to a decline in overall prescriptions corresponding with the growth of the uninsured and underinsured population in the U.S. In addition, both private and public health care payers are facing heightened fiscal challenges due to the economic slowdown and are taking aggressive steps to reduce the costs of care, including pressures for increased pharmaceutical discounts and rebates and efforts to drive greater use of generic drugs. We continue to monitor the potential near-term impact of prescription trends, the credit worthiness of our wholesalers and other customers and suppliers, the decline of health insurance coverage in the overall population, and the federal government's involvement in the economic crisis.

We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund our normal operating needs, including debt service, capital expenditures, costs associated with litigation and government investigations, and dividends in 2009. We believe that amounts accessible through existing commercial paper markets should be adequate to fund short-term borrowings. Our access to credit markets has not been adversely affected by the recent illiquidity in the market because of the high credit qual-

Return on Assets and Shareholders' Equity
(ROA—based on net income divided by quarterly average asset balance; ROE—based on net income divided by average shareholders' equity)

Net income, ROA, and ROE were affected by strategic decisions to acquire ImClone ($4.73 billion) and in-license molecules and technologies, as described in Note 3, settlement of federal and state investigations related to Zyprexa ($1.48 billion), as well as asset impairments, restructuring, and other related items. These items resulted in negative ROA and ROE for 2008.


7.8%
17.8%
8.2%
18.5%
11.1%
24.8%
12.1%
24.3%
-7.5%
-16.3%
04
05
06
07
08

☐ Return on Assets (ROA)
■ Return on Shareholders' Equity (ROE)

ity of our short- and long-term debt. In 2009, we intend to fund payments required in connection with the EDPA settlements, and to further reduce outstanding commercial paper with cash and cash equivalents on hand, cash generated from operations, and the issuance of long-term debt. We currently have $1.24 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program. Additionally, in November 2008, we obtained a one-year short-term revolving credit facility in the amount of $4.00 billion as back-up, alternative financing. Various risks and uncertainties, including those discussed in the Financial Expectations for 2009 section, may affect our operating results and cash generated from operations.

In the normal course of business, our operations are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on our overall interest rate exposure at December 31, 2008 and 2007, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2008 and 2007, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen, and the British pound against the euro. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We may use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2008 and 2007, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2008 and 2007, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We acquire and collaborate on assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency or upon the achievement of certain sales levels). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

Individually, these arrangements are not material in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in any one period. These

Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

		Payments Due by Period			
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Long-term debt, including interest payments[1]	$ 8,205.5	$ 595.8	$ 387.0	$ 881.2	$6,341.5
Capital lease obligations	41.3	13.1	17.0	5.2	6.0
Operating leases	335.3	90.8	141.4	73.6	29.5
Purchase obligations[2]	7,923.0	5,976.3	723.5	388.5	834.7
Other long-term liabilities reflected on our balance sheet[3]	1,088.8	—	316.7	185.0	587.1
Other[4]	157.1	157.1	—	—	—
Total	$17,751.0	$6,833.1	$1,585.6	$1,533.5	$7,798.8

[1]Our long-term debt obligations include both our expected principal and interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2008 to compute the amount of the contractual obligation for interest on the variable rate debt instruments and swaps.

[2]We have included the following:

- Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2008. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.
- Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

[3]We have included long-term liabilities consisting primarily of our nonqualified supplemental pension funding requirements and deferred compensation liabilities. We excluded liabilities for unrecognized tax benefits of $906.2 million, as we cannot reasonably estimate the timing of future cash outflows associated with those liabilities.

[4]This category comprises primarily minimum pension funding requirements.

The contractual obligations table is current as of December 31, 2008. We expect the amount of these obligations to change materially over time as new contracts are initiated and existing contracts are completed, terminated, or modified.

arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop different estimates. We believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report. Our most critical accounting policies have been discussed with our audit committee and are described below.

Revenue Recognition and Sales Return, Rebate, and Discount Accruals

We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For more than 90 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales, which are outside the U.S., are recorded at the point of delivery. Provisions for returns, rebates, and discounts are established in the same period the related sales are recorded.

We regularly review the supply levels of our significant products sold to major wholesalers in the U.S. and in major markets outside the U.S., primarily by reviewing periodic inventory reports supplied by our major wholesalers and available prescription volume information for our products, or alternative approaches. We attempt to maintain wholesaler inventory levels at an average of approximately one month or less on a consistent basis across our product portfolio. Causes of unusual wholesaler buying patterns include actual or anticipated product supply issues, weather patterns, anticipated changes in the transportation network, redundant holiday stocking, and changes in wholesaler business operations. In the U.S., the current structure of our arrangements eliminates the incentive for speculative wholesaler buying and provides us improved data on inventory levels at our wholesalers. When we believe wholesaler purchasing patterns have caused an unusual increase or decrease in the sales of a major product compared with underlying demand, we disclose this in our product sales discussion if we believe the amount is material to the product sales trend; however, we are not always able to accurately quantify the amount of stocking or destocking. Wholesaler stocking and destocking activity historically has not caused any material changes in the rate of actual product returns.

We establish sales return accruals for anticipated product returns. We record the return amounts as a deduction to arrive at our net sales. Once the product is returned, it is destroyed. Consistent with SFAS 48, Revenue Recognition When Right of Return Exists, we estimate a reserve when the sales occur for future product returns related to those sales. This estimate is primarily based on historical return rates as well as specifically identified anticipated returns due to known business conditions and product expiry dates. Actual product returns have been approximately one percent of our net sales over the past three years and have not fluctuated significantly as a percent of sales.

We establish sales rebate and discount accruals in the same period as the related sales. The rebate and discount amounts are recorded as a deduction to arrive at our net sales. Sales rebates and discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, Medicare, chargebacks, long-term-care, hospital, patient assistance programs, and various other government programs. We base these accruals primarily upon our historical rebate and discount payments made to our customer segment groups and the provisions of current rebate and discount contracts.

The largest of our sales rebate and discount amounts are rebates associated with sales covered by Medicaid. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percentage of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percentage of our products that are sold to Medicaid recipients, and our product pricing and current rebate and discount contracts. Although we accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically paid up to six months later. Because of this time lag, in any particular period our rebate adjustments may incorporate revisions of accruals for several periods.

Most of our rebates outside the U.S. are contractual or legislatively mandated and are estimated and recognized in the same period as the related sales. In some large European countries, government rebates are based on the anticipated pharmaceutical budget deficit in the country. A best estimate of these rebates, updated as governmental authorities revise budgeted deficits, is recognized in the same period as the related sale. If our estimates are not reflective of the actual pharmaceutical budget deficit, we adjust our rebate reserves.

We believe that our accruals for sales returns, rebates, and discounts are reasonable and appropriate based on current facts and circumstances. Sales returns, federally mandated Medicaid rebate and state pharmaceutical assistance programs (Medicaid) and Medicare rebates reduced sales by $1.03 billion, $738.8 million, and $704.8 million in 2008, 2007, and 2006, respectively. A 5 percent change in the sales return, Medicaid, and Medicare rebate amounts we recognized in 2008 would lead to an approximate $52 million effect on our income before income taxes. As of December 31, 2008, our sales returns, Medicaid, and Medicare rebate liability was $618.5 million.

Our global rebate and discount liabilities are included in sales rebates and discounts on our consolidated balance sheet. Our global sales return liability is included in other current liabilities and other noncurrent liabilities on our consolidated balance sheet. Approximately 80 percent and 78 percent of our global sales return, rebate, and discount liability resulted from sales of our products in the U.S. as of December 31, 2008 and 2007, respectively. The following represents a roll-forward of our most significant U.S. returns, rebate, and discount liability balances, including Medicaid (in millions):

	2008	2007
Sales return, rebate, and discount liabilities, beginning of year	**$ 693.5**	$ 614.5
Reduction of net sales due to sales returns, discounts, and rebates[1]	**1,864.9**	1,404.0
Cash payments of discounts and rebates	**(1,751.8)**	(1,325.0)
Sales return, rebate, and discount liabilities, end of year	**$ 806.5**	$ 693.5

[1]Adjustments of the estimates for these returns, rebates, and discounts to actual results were less than 0.1 percent of net sales for each of the years presented.

Product Litigation Liabilities and Other Contingencies
Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and

other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we accrue for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We accrue legal defense costs expected to be incurred in connection with significant product liability contingencies when probable and reasonably estimable.

We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. In the past few years, we have experienced difficulties in obtaining product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there is no assurance that we will be able to fully collect from our insurance carriers in the future.

The litigation accruals and environmental liabilities and the related estimated insurance recoverables have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets.

We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances.

Pension and Retiree Medical Plan Assumptions

Pension benefit costs include assumptions for the discount rate, retirement age, and expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 13 to the consolidated financial statements for additional information regarding our retirement benefits.

Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets, and health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 88 percent to 92 percent of which are growth investments); and the views of leading financial advisers and economists. We use an actuarially determined, company-specific yield curve to determine the discount rate. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2008 annual expense would increase by approximately $27 million. A one-percentage-point decrease would lower the aggregate of the 2008 service cost and interest cost by approximately $21 million. If the 2008 discount rate for the U.S. defined benefit pension and retiree health benefit plans (U.S. plans) were to be changed by a quarter percentage point, income before income taxes would change by approximately $26 million. If the 2008 expected return on plan assets for U.S. plans were to be changed by a quarter percentage point, income before income taxes would change by approximately $17 million. If our assumption regarding the 2008 expected age of future retirees for U.S. plans were adjusted by one year, our income before income taxes would be affected by approximately $28 million. The U.S. plans represent approximately 83 percent of the total accumulated postretirement benefit obligation and approximately 84 percent of total plan assets at December 31, 2008.

Impairment of Long-Lived Assets

We review the carrying value of long-lived assets (both intangible and tangible) for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine impairment by comparing the projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted. The estimated future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Actual results could vary from these estimates.

Income Taxes

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities, which may result in future tax, interest, and penalty assessments by these authorities. Inherent uncertainties exist in estimates of many tax positions due to changes in tax law resulting from legislation, regulation, and/or as concluded through the various jurisdictions' tax court systems. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for uncertain tax positions are appropriate and sufficient to pay assessments that may result from examinations of our tax returns. We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense.

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses and tax credit carryforwards in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

We believe that our estimates for the uncertain tax positions and valuation allowances against the deferred tax assets are appropriate based on current facts and circumstances. A 5 percent change in the amount of the uncertain tax positions and the valuation allowance would result in a change in net income of approximately $43.2 million and $42.3 million, respectively.

FINANCIAL EXPECTATIONS FOR 2009

For the full year of 2009, we expect earnings per share to be in the range of $4.00 to $4.25. We expect volume growth in sales again in 2009, driven by Cymbalta, Alimta, Cialis, Humalog, and the anticipated launches of prasugrel, as well as by the Elanco animal health division. However, the negative impact of weaker foreign currencies, worldwide pricing pressures, and the impact of generic competition in certain markets for Gemzar are anticipated to partially offset these positive impacts. As a result, we expect mid-single digit sales growth. We expect gross margin as a percent of net sales to increase, driven by the strengthening dollar. This increase could be more pronounced in the first half of 2009. Marketing, selling, and administrative expenses are expected to show flat to low-single digit growth. Research and development expenses are projected to grow in the low-double digits. Other—net is expected to be a net loss of between $200 million and $250 million. Capital expenditures are expected to be approximately $1.1 billion, and we expect continued strong operating cash flow.

Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals and the success of our new product launches; asset impairments, restructurings, and acquisitions of compounds under development resulting in acquired in-process research and development charges; foreign exchange rates and global macroeconomic conditions; changes in effective tax rates; wholesaler inventory changes; other regulatory developments, litigation, and government investigations; and the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals. We undertake no duty to update these forward-looking statements.

LEGAL AND REGULATORY MATTERS

We are a party to various legal actions and government investigations. The most significant of these are described below. While it is not possible to determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Cymbalta: Sixteen generic drug manufacturers have submitted ANDAs seeking permission to market generic versions of Cymbalta prior to the expiration of our relevant U.S. patents (the earliest of which expires in 2013). Of these challengers, all allege non-infringement of the patent claims directed to the commercial formulation, and eight allege invalidity of the patent claims directed to the active ingredient duloxetine. Of the eight challengers to the compound patent claims, one further alleges invalidity of the claims directed to the use of Cymbalta for treating fibromyalgia, and one alleges the patent having claims directed to the active ingredient is unenforceable. Lawsuits have been filed in

U.S. District Court for the Southern District of Indiana against Activis Elizabeth LLC; Aurobindo Pharma Ltd.; Cobalt Laboratories, Inc.; Impax Laboratories, Inc.; Lupin Limited; Sandoz Inc.; Sun Pharma Global, Inc.; and Wockhardt Limited, seeking rulings that the patents are valid, infringed, and enforceable. Answers to the complaints are pending.

- Gemzar: Sicor Pharmaceuticals, Inc. (Sicor), Mayne Pharma (USA) Inc. (Mayne), and Sun Pharmaceutical Industries Inc. (Sun) each submitted an ANDA seeking permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (compound patent expiring in 2010 and method-of-use patent expiring in 2013), and alleging that these patents are invalid. We filed lawsuits in the U.S. District Court for the Southern District of Indiana against Sicor (February 2006) and Mayne (October 2006 and January 2008), seeking rulings that these patents are valid and are being infringed. The suit against Sicor has been scheduled for trial in July 2009. Sicor's ANDAs have been approved by the FDA; however, Sicor must provide 90 days notice prior to marketing generic Gemzar to allow time for us to seek a preliminary injunction. Both suits against Mayne have been administratively closed, and the parties have agreed to be bound by the results of the Sicor suit. In November 2007, Sun filed a declaratory judgment action in the United States District Court for the Eastern District of Michigan, seeking rulings that our method-of-use and compound patents are invalid or unenforceable, or would not be infringed by the sale of Sun's generic product. This trial is scheduled for December 2009.
- Alimta: Teva Parenteral Medicines, Inc. (Teva) and APP Pharmaceuticals, LLC (APP) each submitted ANDAs seeking approval to market generic versions of Alimta prior to the expiration of the relevant U.S. patent (licensed from the Trustees of Princeton University and expiring in 2016), and alleging the patent is invalid. We, along with Princeton, filed lawsuits in the U.S. District Court for the District of Delaware against Teva and APP, seeking rulings that the compound patent is valid and infringed. Trial is scheduled for November 8, 2010.
- Evista: Barr Laboratories, Inc. (Barr) submitted an ANDA in 2002 seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In November 2002, we filed a lawsuit against Barr in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Barr. Teva Pharmaceuticals USA, Inc. (Teva) has also submitted an ANDA seeking permission to market a generic version of Evista. In June 2006, we filed a similar lawsuit against Teva in the U.S. District Court for the Southern District of Indiana. The lawsuit against Teva is currently scheduled for trial beginning March 9, 2009, while no trial date has been set in the lawsuit against Barr. In April 2008, the FDA granted Teva tentative approval of its ANDA, but Teva's ability to market a generic product is subject to a statutory stay, which has been extended to expire on March 9, 2009. Teva has appealed the extension of the statutory stay. If the stay expires and the company cannot obtain preliminary relief from the court, Teva can launch its generic product, regardless of the status of the current litigation, but subject to our right to recover damages, should we prevail at trial.

We believe each of these Hatch-Waxman challenges is without merit and expect to prevail in this litigation. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome in any of these cases could have a material adverse impact on our future consolidated results of operations, liquidity, and financial position.

We have received challenges to Zyprexa patents in a number of countries outside the U.S.:

- In Canada, several generic pharmaceutical manufacturers have challenged the validity of our Zyprexa compound and method-of-use patent (expiring in 2011). In April 2007, the Canadian Federal Court ruled against the first challenger, Apotex Inc. (Apotex), and that ruling was affirmed on appeal in February 2008. In June 2007, the Canadian Federal Court held that an invalidity allegation of a second challenger, Novopharm Ltd. (Novopharm), was justified and denied our request that Novopharm be prohibited from receiving marketing approval for generic olanzapine in Canada. Novopharm began selling generic olanzapine in Canada in the third quarter of 2007. We sued Novopharm for patent infringement, and the trial began in November 2008. We expect the trial to run through the first quarter of 2009, with a decision in the second half of 2009. In November 2007, Apotex filed an action seeking a declaration of the invalidity of our Zyprexa compound and method-of-use patents, and no trial date has been set. We have brought similar actions against Pharmascience (August 2007), Sandoz (July 2007), Nu-Pharm (June 2008), Genpharm (June 2008) and Cobalt (January 2009); none of these suits has been scheduled for trial. Pharmascience has agreed to be bound by the outcome of the Novopharm suit, and, pending the outcome of the lawsuit, we have agreed not to take any further steps to prevent the company from coming to market with generic olanzapine tablets, subject to a contingent damages obligation should we be successful against Novopharm.
- In Germany, generic pharmaceutical manufacturers Egis-Gyogyszergyar and Neolab Ltd. challenged the validity of our Zyprexa compound and method-of-use patent (expiring in 2011). In June 2007, the German

Federal Patent Court held that our patent is invalid. Generic olanzapine was launched by competitors in Germany in the fourth quarter of 2007. We appealed the decision to the German Federal Supreme Court and following a hearing in December 2008, the Supreme Court reversed the Federal Patent Court and found the patent to be valid. Following the decision of the Supreme Court, the generic companies either agreed to withdraw from the market or were subject to preliminary injunction. We are pursuing these companies for damages arising from infringement.

- We have received challenges in a number of other countries, including Spain, the United Kingdom (U.K.), France, and several smaller European countries. In Spain, we have been successful at both the trial and appellate court levels in defeating the generic manufacturers' challenges, but further legal challenge is now pending before the Commercial Court in Madrid. In the U.K., the generic pharmaceutical manufacturer Dr. Reddy's Laboratories (UK) Limited has challenged the validity of our Zyprexa compound and method-of-use patent (expiring in 2011). In October 2008, the Patents Court in the High Court, London ruled that our patent was valid. Dr. Reddy's appealed this decision, and a hearing date for the appeal has not been set.

We are vigorously contesting the various legal challenges to our Zyprexa patents on a country-by-country basis. We cannot determine the outcome of this litigation. The availability of generic olanzapine in additional markets could have a material adverse impact on our consolidated results of operations.

Xigris® and Evista: In June 2002, Ariad Pharmaceuticals, Inc., the Massachusetts Institute of Technology, the Whitehead Institute for Biomedical Research, and the President and Fellows of Harvard College in the U.S. District Court for the District of Massachusetts sued us, alleging that sales of two of our products, Xigris and Evista, were inducing the infringement of a patent related to the discovery of a natural cell signaling phenomenon in the human body, and seeking royalties on past and future sales of these products. On May 4, 2006, a jury in Boston issued an initial decision in the case that Xigris and Evista sales infringe the patent. The jury awarded the plaintiffs approximately $65 million in damages, calculated by applying a 2.3 percent royalty to all U.S. sales of Xigris and Evista from the date of issuance of the patent through the date of trial. In addition, a separate bench trial with the U.S. District Court of Massachusetts was held in August 2006, on our contention that the patent is unenforceable and impermissibly covers natural processes. In June 2005, the United States Patent and Trademark Office (USPTO) commenced a reexamination of the patent, and in August 2007 took the position that the Ariad claims at issue are unpatentable, a position that Ariad continues to contest. In September 2007, the Court entered a final judgment indicating that Ariad's claims are patentable, valid, and enforceable, and finding damages in the amount of $65 million plus a 2.3 percent royalty on net U.S. sales of Xigris and Evista since the time of the jury decision. However, the Court deferred the requirement to pay any damages until after all rights to appeal have been exhausted. We have appealed this judgment. The Court of Appeals for the Federal Circuit heard oral arguments on the appeal on February 6, 2009. We believe that these allegations are without legal merit, that we will ultimately prevail on these issues, and therefore that the likelihood of any monetary damages is remote.

Government Investigations and Related Litigation

In March 2004, the Office of the U.S. Attorney for the EDPA advised us that it had commenced an investigation related to our U.S. marketing and promotional practices, including our communications with physicians and remuneration of physician consultants and advisors, with respect to Zyprexa, Prozac, and Prozac Weekly. In addition, the State Medicaid Fraud Control Units of more than 30 states coordinated with the EDPA in its investigation of any Medicaid-related claims relating to our marketing and promotion of Zyprexa. In January 2009, we announced that we reached resolution of this matter. As part of the resolution, we pled guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act and agreed to pay $615.0 million. The misdemeanor plea is for the off-label promotion of Zyprexa in elderly populations as treatment for dementia, including Alzheimer's dementia, between September 1999 and March 2001. We have also entered into a settlement agreement resolving the federal civil claims, under which we will pay approximately $438.0 million, although we do not admit to the allegations. We have also agreed to settle the civil investigations brought by the State Medicaid Fraud Control Units of the states that have coordinated with the EDPA in its investigation, and will make available a maximum amount of approximately $362.0 million for payment to those states that agree to settle. The charge we recorded for this matter in the third quarter of $1.42 billion will be sufficient to cover these payments. Also, as part of the settlement, we have entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services (HHS). This agreement will require us to maintain our compliance program and to undertake a set of defined corporate integrity obligations for five years. The agreement also provides for an independent third-party review organization to assess and report on the company's systems, processes, policies, procedures and practices.

In June 2005, we received a subpoena from the Office of the Attorney General, Medicaid Fraud Control Unit, of the State of Florida, seeking production of documents relating to sales of Zyprexa and our marketing and promotional practices with respect to Zyprexa. In September 2006, we received a subpoena from the California Attorney General's Office seeking production of documents related to our efforts to obtain and maintain Zyprexa's status on California's formulary, marketing and promotional practices with respect to Zyprexa, and remuneration of health care providers. We expect these matters to be resolved if Florida and California participate in the state component of the EDPA resolution.

Beginning in August 2006, we received civil investigative demands or subpoenas from the attorneys general of a number of states under various state consumer protection laws. Most of these requests became part of a multistate investigative effort coordinated by an executive committee of attorneys general. In October 2008, we reached a settlement with 32 states and the District of Columbia. While there is no finding that we have violated any provision of the state laws under which the investigations were conducted, we paid $62.0 million and agreed to undertake certain commitments regarding Zyprexa for a period of six years, through consent decrees filed in the settling states. The 32 states participating in the settlement are: Alabama, Arizona, California, Delaware, Florida, Hawaii, Illinois, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Vermont, Washington, and Wisconsin.

Product Liability and Related Litigation

We have been named as a defendant in a large number of Zyprexa product liability lawsuits in the U.S. and have been notified of many other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (MDL No. 1596).

Since June 2005, we have entered into agreements with various claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a substantial majority of the claims. The agreements cover a total of approximately 32,670 claimants, including a large number of previously filed lawsuits and other asserted claims. The two primary settlements were as follows:

- In June 2005, we reached an agreement in principle (and in September 2005 a final agreement) to settle more than 8,000 claims for $690.0 million plus $10.0 million to cover administration of the settlement.
- In January 2007, we reached agreements with a number of plaintiffs' attorneys to settle more than 18,000 claims for approximately $500 million.

The 2005 settlement totaling $700.0 million was paid during 2005. The January 2007 settlements were paid during 2007.

We are prepared to continue our vigorous defense of Zyprexa in all remaining claims. The U.S. Zyprexa product liability claims not subject to these agreements include approximately 105 lawsuits in the U.S. covering approximately 120 plaintiffs, of which about 80 cases covering about 90 plaintiffs are part of the MDL. No trials have been scheduled related to these claims.

In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. One of these four lawsuits has been certified for residents of Quebec, and a second has been certified in Ontario and includes all Canadian residents except for residents of Quebec and British Columbia. The allegations in the Canadian actions are similar to those in the litigation pending in the U.S.

Since the beginning of 2005, we have recorded aggregate net pretax charges of $1.61 billion for Zyprexa product liability matters. The net charges, which take into account our actual insurance recoveries, covered the following:

- The cost of the Zyprexa product liability settlements to date; and
- Reserves for product liability exposures and defense costs regarding the known Zyprexa product liability claims and expected future claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims.

In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. These cases have been removed to federal court and are now part of the MDL proceedings in the Eastern District of New York (EDNY). In these actions, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug-benefit programs, as well as the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses. We have been served with similar lawsuits filed by the states of Alaska, Arkansas, Connecticut, Idaho, Minnesota, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Utah, and West Virginia in the courts of the respective states. The Connecticut, Louisiana, Minnesota, Mississippi, Montana, New Mexico, and West Virginia cases are

FINANCIALS

part of the MDL proceedings in the EDNY. The Alaska case was settled in March 2008 for a payment of $15.0 million, plus terms designed to ensure, subject to certain limitations and conditions, that Alaska is treated as favorably as certain other states that may settle with us in the future over similar claims. The following cases have been set for trial in 2009: Connecticut in the EDNY in June, Pennsylvania in November, and South Carolina in August, in their respective states.

In 2005, two lawsuits were filed in the EDNY purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions have now been consolidated into a single lawsuit, which is brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the EDNY in 2006 on similar grounds. In September 2008, Judge Weinstein certified a class consisting of third-party payors, excluding governmental entities and individual consumers. We appealed the certification order, and Judge Weinstein's order denying our motion for summary judgment, in September 2008. In 2007, The Pennsylvania Employees Trust Fund brought claims in state court in Pennsylvania as insurer of Pennsylvania state employees, who were prescribed Zyprexa on similar grounds as described in the New York cases. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug. The Pennsylvania case is set for trial in October 2009.

We cannot determine with certainty the additional number of lawsuits and claims that may be asserted. The ultimate resolution of Zyprexa product liability and related litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In addition, we have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES) and thimerosal. The majority of these claims are covered by insurance, subject to deductibles and coverage limits.

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past few years, we have experienced difficulties in obtaining product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there is no assurance that we will be able to fully collect from our insurance carriers in the future.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995—A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management's expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, legal, and other factors that may affect our operations and prospects are discussed earlier in this section and our most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. We undertake no duty to update forward-looking statements.

Segment Information

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

We operate in one significant business segment—human pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as human pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31	2008	2007	2006
Net sales—to unaffiliated customers			
Neurosciences	$ 8,371.5	$ 7,851.0	$ 6,728.5
Endocrinology	5,890.7	5,479.6	5,014.5
Oncology	2,874.5	2,446.4	2,020.2
Cardiovascular	1,882.7	1,624.1	730.4
Animal health	1,093.3	995.8	875.5
Other pharmaceuticals	265.3	236.6	321.9
Net sales	$20,378.0	$18,633.5	$15,691.0
Geographic Information			
Net sales—to unaffiliated customers[1]			
United States	$10,934.4	$10,145.5	$ 8,599.2
Europe	5,334.9	4,731.8	3,804.0
Other foreign countries	4,108.7	3,756.2	3,287.8
	$20,378.0	$18,633.5	$15,691.0
Long-lived assets			
United States	$ 5,750.0	$ 5,905.4	$ 6,207.4
Europe	2,119.0	2,057.7	1,733.8
Other foreign countries	1,753.0	1,768.6	1,718.4
	$ 9,622.0	$ 9,731.7	$ 9,659.6

[1]Net sales are attributed to the countries based on the location of the customer.

The largest category of products is the neurosciences group, which includes Zyprexa, Cymbalta, Strattera, and Prozac. Endocrinology products consist primarily of Humalog, Humulin, Byetta, Actos, Evista, Forteo, and Humatrope. Oncology products consist primarily of Gemzar and Alimta. Cardiovascular products consist primarily of Cialis, ReoPro®, and Xigris. Animal health products include Posilac, Tylan®, Rumensin®, Coban®, and other products for livestock and poultry, and Comfortis® and other products for companion animals. The other pharmaceuticals category includes anti-infectives, primarily Ceclor® and Vancocin®, and other miscellaneous pharmaceutical products and services.

Most of our pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2008, our three largest wholesalers each accounted for between 12 percent and 16 percent of consolidated net sales. Further, they each accounted for between 10 percent and 15 percent of accounts receivable as of December 31, 2008. Animal health products are sold primarily to wholesale distributors.

Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before income taxes for the animal health business was approximately $192 million, $173 million, and $184 million in 2008, 2007, and 2006, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

2008	Fourth	Third	Second	First
Net sales	$5,210.5	$5,209.5	$5,150.4	$4,807.6
Cost of sales	915.4	1,155.2	1,200.9	1,111.3
Operating expenses	2,785.9	2,602.2	2,651.6	2,427.6
Acquired in-process research and development	4,685.4	28.0	35.0	87.0
Asset impairments, restructuring, and other special charges	80.0	1,659.4	88.9	145.7
Other—net, expense (income)	81.2	(2.5)	(32.3)	(20.3)
Income (loss) before income taxes	(3,337.4)	(232.8)	1,206.3	1,056.3
Net income (loss)[1]	(3,629.4)	(465.6)	958.8	1,064.3
Earnings (loss) per share—basic and diluted	(3.31)	(.43)	.88	.97
Dividends paid per share	.47	.47	.47	.47
Common stock closing prices				
High	43.69	49.25	53.06	57.18
Low	29.91	43.92	45.61	47.81

2007	Fourth	Third	Second	First
Net sales	$5,189.6	$4,586.8	$4,631.0	$4,226.1
Cost of sales	1,272.8	1,054.6	998.9	922.5
Operating expenses	2,709.4	2,322.3	2,379.1	2,171.0
Acquired in-process research and development	89.0	—	328.1	328.5
Asset impairments, restructuring, and other special charges	98.2	81.3	—	123.0
Other—net, expense (income)	(32.1)	(49.8)	(1.8)	(38.3)
Income before income taxes	1,052.3	1,178.4	926.7	719.4
Net income	854.4	926.3	663.6	508.7
Earnings per share – basic and diluted	.78	.85	.61	.47
Dividends paid per share	.425	.425	.425	.425
Common stock closing prices				
High	59.47	58.44	60.56	54.99
Low	49.09	54.09	54.39	51.63

Our common stock is listed on the New York, London, and Swiss stock exchanges.

[1] We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion acquired IPR&D charge for ImClone in the fourth quarter and the $1.48 billion Zyprexa investigation settlements recorded in the third quarter. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition in the fourth quarter, as well as a discrete income tax benefit of $210.3 million in the first quarter for the resolution of the IRS audit.

Selected Financial Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except net sales per employee and per-share data)

	2008	2007[2]	2006	2005	2004
Operations					
Net sales	**$20,378.0**	$18,633.5	$15,691.0	$14,645.3	$13,857.9
Cost of sales	**4,382.8**	4,248.8	3,546.5	3,474.2	3,223.9
Research and development	**3,840.9**	3,486.7	3,129.3	3,025.5	2,691.1
Marketing, selling, and administrative	**6,626.4**	6,095.1	4,889.8	4,497.0	4,284.2
Other	**6,835.5**[4]	926.1	707.4	931.1	716.8
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**(1,307.6)**	3,876.8	3,418.0	2,717.5	2,941.9
Income taxes	**764.3**	923.8	755.3	715.9	1,131.8
Net income (loss)	**(2,071.9)**	2,953.0	2,662.7	1,979.6[1]	1,810.1
Net income as a percent of sales	**NM**	15.8%	17.0%	13.5%	13.1%
Net income (loss) per share—diluted	**(1.89)**	2.71	2.45	1.81	1.66
Dividends declared per share	**1.90**	1.75	1.63	1.54	1.45
Weighted-average number of shares outstanding—diluted (thousands)	**1,094,499**	1,090,750	1,087,490	1,092,150	1,088,936
Financial Position					
Current assets	**$12,453.3**	$12,316.1	$ 9,753.6	$10,855.0	$12,895.0
Current liabilities	**13,109.7**	5,436.8	5,254.0	5,884.8	7,762.2
Property and equipment—net	**8,626.3**	8,575.1	8,152.3	7,912.5	7,550.9
Total assets	**29,212.6**	26,874.8	22,042.4	24,667.8	24,954.0
Long-term debt	**4,615.7**	4,593.5	3,494.4	5,763.5	4,491.9
Shareholders' equity	**6,735.3**	13,503.9	10,820.2	10,631.4	10,759.4
Supplementary Data					
Return on shareholders' equity	**(16.3)%**	24.3%	24.8%	18.5%	17.8%
Return on assets	**(7.5)%**	12.1%	11.1%	8.2%	7.8%
Capital expenditures	**$ 947.2**	$ 1,082.4	$ 1,077.8	$ 1,298.1	$ 1,898.1
Depreciation and amortization	**1,122.6**	1,047.9	801.8	726.4	597.5
Effective tax rate	**NM**[3]	23.8%	22.1%	26.3%	38.5%
Net sales per employee	**$ 504,000**	$ 459,000	$378,000	$344,000	$311,000
Number of employees	**40,450**	40,600	41,500	42,600	44,500
Number of shareholders of record	**39,800**	41,700	44,800	50,800	52,400

NM—Not Meaningful

[1]Reflects the impact of a cumulative effect of a change in accounting principle in 2005 of $22.0 million, net of income taxes of $11.8 million. The diluted earnings per share impact of this cumulative effect of a change in accounting principle was $.02. The net income per diluted share before the cumulative effect of a change in accounting principle was $1.83.

[2]Reflects the ICOS acquisition, effective January 29, 2007. See Note 3 for additional information.

[3]We incurred tax expense of $764.3 million in 2008, despite having a loss before income taxes of $1.31 billion. Our net loss was driven by the $4.69 billion acquired IPR&D charge for ImClone and the $1.48 billion Zyprexa investigation settlements. The IPR&D charge was not tax deductible, and only a portion of the Zyprexa investigation settlements was deductible. In addition, we recorded tax expense associated with the ImClone acquisition, as well as a discrete income tax benefit of $210.3 million for the resolution of the IRS audit.

[4]The increase reflects the in-process research and development expense of $4.69 billion associated with the ImClone acquisition and $1.48 billion associated with the Zyprexa investigation settlements.

Value of $100 Invested on Last Business Day of 2003
Comparison of Five-Year Cumulative Total Return Among Lilly, S&P 500 Stock Index, and Peer Group*

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our peer group for the years 2004 through 2008. The graph assumes that, on December 31, 2003, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the peer group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.*

**We constructed the peer group as the industry index for this graph. It comprises the nine companies in the pharmaceutical industry that we used to benchmark 2008 compensation of executive officers: Abbott Laboratories; Amgen Inc.; Bristol-Myers Squibb Company; GlaxoSmithKline Plc; Johnson & Johnson; Merck & Co., Inc.; Pfizer Inc.; Schering-Plough Corporation; and Wyeth.*



$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
12/03
12/04
12/05
12/06
12/07
12/08

Lilly — S&P 500 — Peer Group

Date	Lilly	Peer Group	S&P 500
12/03	$100.00	$100.00	$100.00
12/04	$ 82.53	$ 96.91	$110.85
12/05	$ 84.62	$ 96.99	$116.28
12/06	$ 80.20	$109.85	$134.61
12/07	$ 84.76	$111.60	$141.99
12/08	$ 66.63	$ 93.90	$ 89.54

FINANCIALS

(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting practices generally accepted in the United States (GAAP). The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the outside shareholders' interests are reflected in other noncurrent liabilities. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

All per-share amounts, unless otherwise noted in the footnotes, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Cash equivalents: We consider all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. The cost of these investments approximates fair value. Included in cash equivalents at December 31, 2008, is restricted cash of $339.0 million related to the debt assumed with the ImClone acquisition, which is expected to be paid in the first quarter of 2009.

Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for the majority of our inventories located in the continental United States, or approximately 45 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

	2008	2007
Finished products	**$ 771.0**	$ 653.4
Work in process	**1,657.1**	1,803.0
Raw materials and supplies	**236.3**	202.7
	2,664.4	2,659.1
Reduction to LIFO cost	**(171.2)**	(135.4)
	$2,493.2	$2,523.7

Investments: Substantially all of our investments in debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other-than-temporary are recognized in earnings. Factors we consider in making this evaluation include company-specific drivers of the decrease in fair value, status of projects in development, near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. We do not evaluate cost-method investments for impairment unless there is an indicator of impairment. We review these investments for indicators of impairment on a regular basis. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other—net. We own no investments that are considered to be trading securities.

Risk-management instruments: Our derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, we designate the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of our derivatives on a quarterly basis.

For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of other comprehensive income and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings. Derivative contracts that are not designated as hedging instruments are recorded at fair value with the gain or loss recognized in current earnings during the period of change.

We may enter into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the euro, the British pound, and the Japanese yen). Foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currencies. These contracts are recorded at fair value with the gain or loss recognized in other—net. The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

In the normal course of business, our operations are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings. Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert our fixed-rate debt or investments to a floating rate are designated as fair value hedges of the underlying instruments. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Goodwill and other intangibles: Goodwill is not amortized. All other intangibles arising from acquisitions and research alliances have finite lives and are amortized over their estimated useful lives, ranging from 5 to 20 years, using the straight-line method. The weighted-average amortization period for developed product technology is approximately 12 years. Amortization expense for 2008, 2007, and 2006 was $193.4 million, $172.8 million, and $7.6 million before tax, respectively. The estimated amortization expense for each of the five succeeding years approximates $280 million before tax, per year. Substantially all of the amortization expense is included in cost of sales. See Note 3 for further discussion of goodwill and other intangibles acquired in 2008 and 2007.

Goodwill and other intangible assets at December 31 were as follows:

	2008	2007
Goodwill	**$ 1,167.5**	$ 745.7
Developed product technology—gross	**3,035.4**	1,767.5
Less accumulated amortization	**(346.6)**	(162.6)
Developed product technology—net	**2,688.8**	1,604.9
Other intangibles—gross	**243.2**	142.8
Less accumulated amortization	**(45.4)**	(38.0)
Other intangibles—net	**197.8**	104.8
Total intangibles—net	**$4,054.1**	$2,455.4

Goodwill and net other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. No significant impairments occurred with respect to the carrying value of our goodwill or other intangible assets in 2008, 2007, or 2006.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (12 to 50 years for buildings and 3 to 18 years for equipment). We review the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over its fair value, and the cost basis is adjusted.

At December 31, property and equipment consisted of the following:

	2008	2007
Land	$ 219.0	$ 180.0
Buildings	5,953.4	5,543.7
Equipment	8,045.2	7,454.9
Construction in progress	1,098.3	1,662.7
	15,315.9	14,841.3
Less allowances for depreciation	(6,689.6)	(6,266.2)
	$ 8,626.3	$ 8,575.1

Depreciation expense for 2008, 2007, and 2006 was $731.7 million, $682.3 million, and $627.4 million, respectively. Approximately $48.2 million, $95.3 million, and $106.7 million of interest costs were capitalized as part of property and equipment in 2008, 2007, and 2006, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $327.4 million, $294.2 million, and $293.6 million for 2008, 2007, and 2006, respectively. Assets under capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Litigation and environmental liabilities: Litigation accruals and environmental liabilities and the related estimated insurance recoverables are reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets. With respect to the product liability claims currently asserted against us, we have accrued for our estimated exposures to the extent they are both probable and estimable based on the information available to us. We accrue for certain product liability claims incurred but not filed to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. Legal defense costs expected to be incurred in connection with significant product liability loss contingencies are accrued when probable and reasonably estimable. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We record receivables for insurance-related recoveries when it is probable they will be realized. These receivables are classified as a reduction of the litigation charges on the statement of income. We estimate insurance recoverables based on existing deductibles, coverage limits, our assessment of any defenses to coverage that might be raised by the carriers, and the existing and projected future level of insolvencies among the insurance carriers. However, for substantially all of our currently marketed products, we are completely self-insured for future product liability losses.

Revenue recognition: We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. For more than 90 percent of our sales, this is at the time products are shipped to the customer, typically a wholesale distributor or a major retail chain. The remaining sales are recorded at the point of delivery. Provisions for returns, discounts, and rebates are established in the same period the related sales are recorded.

We also generate income as a result of collaboration agreements. Revenue from co-promotion services is based upon net sales reported by our co-promotion partners and, if applicable, the number of sales calls we perform. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized as net sales over the term of the supply agreement. We immediately recognize the full amount of milestone payments due to us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other—net.

Royalty revenue from licensees, which are based on third-party sales of licensed products and technology, are recorded as earned in accordance with the contract terms when third-party sales can be reasonably measured and collection of the funds is reasonably assured. This royalty revenue is included in net sales.

Acquired research and development: We recognize as incurred the cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified. Once the product has obtained regulatory approval, we capitalize the milestones paid and amortize them over the period benefited. Milestones paid prior to regulatory approval of the product are generally expensed when the event requiring payment of the milestone occurs.

Other—net: Other—net consisted of the following:

	2008	2007	2006
Interest expense	**$228.3**	$ 228.3	$ 238.1
Interest income	**(210.7)**	(215.3)	(261.9)
Joint venture income	—	(11.0)	(96.3)
Other	**8.5**	(124.0)	(117.7)
	$ 26.1	$(122.0)	$(237.8)

The joint venture income represents our share of the Lilly ICOS LLC joint venture results of operations, net of income taxes. We acquired the outstanding ownership of the joint venture in January 2007 as a result of our acquisition of ICOS. See Note 3 for further discussion.

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Earnings per share: We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares. See Note 11 for further discussion.

Stock-based compensation: We recognize the fair value of stock-based compensation as expense over the requisite service period of the individual grantees, which generally equals the vesting period. Under our policy all stock-based awards are approved prior to the date of grant. The Compensation Committee of the Board of Directors approves the value of the award and date of grant. Stock-based compensation that is awarded as part of our annual equity grant is made on a specific grant date scheduled in advance.

Reclassifications: Certain reclassifications have been made to the December 31, 2007 and 2006 consolidated financial statements and accompanying notes to conform with the December 31, 2008 presentation.

Note 2: Implementation of New Financial Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 applies to all derivative instruments and related hedged items accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. This Statement is effective for us January 1, 2009.

We adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 07-3 (EITF 07-3), Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities, on January 1, 2008. Pursuant to EITF 07-3, nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense when the related goods are delivered or services are performed, or when the goods or services are no longer expected to be received. This Issue is to be applied prospectively for contracts entered into on or after the effective date.

We adopted the provisions of FASB Statement No. 157 (SFAS 157), Fair Value Measurements, on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The implementation of this Statement was not material to our consolidated financial position or results of operations.

In December 2007, the FASB revised and issued Statement No. 141, Business Combinations (SFAS 141(R)). SFAS 141(R) changes how the acquisition method is applied in accordance with SFAS 141. The primary revisions to this Statement require an acquirer in a business combination to measure assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions specified in the Statement. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with the Statement). Assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date are to be measured at their acquisition-date fair values, and assets or liabilities arising from all other contingencies as of the acquisition date are to be measured at their acquisition-date fair value, only if it is more likely than not that they meet the definition of an asset or a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. This Statement significantly amends other Statements and authoritative guidance, including FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, and now requires the capitalization of research and development assets acquired in a business combination at their acquisition-date fair values, separately from goodwill. SFAS No. 109, Accounting for Income Taxes, was also amended by this Statement to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This Statement is effective for us for business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, in conjunction with SFAS 141(R), the FASB issued Statement No. 160, Accounting for Noncontrolling Interests. This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51), by requiring companies to report a noncontrolling interest in a subsidiary as equity in its consolidated financial statements. Disclosure of the amounts of consolidated net income attributable to the parent and the noncontrolling interest will be required. This Statement also clarifies that transactions that result in a change in a parent's ownership interest in a subsidiary that do not result in deconsolidation will be treated as equity transactions, while a gain or loss will be recognized by the parent when a subsidiary is deconsolidated. This Statement is effective for us January 1, 2009, and we do not anticipate the implementation will be material to our consolidated financial position or results of operations.

In December 2007, the FASB ratified the consensus reached by the EITF on Issue No. 07-1 (EITF 07-1), Accounting for Collaborative Arrangements. EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This Issue is effective for us beginning January 1, 2009 and will be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The implementation of this Issue will not be material to our consolidated financial position or results of operations.

We adopted the provisions of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. See Note 12 for further discussion of the impact of adopting this Interpretation.

Note 3: Acquisitions

During 2008 and 2007, we acquired several businesses. These acquisitions were accounted for as business combinations under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The determination of estimated fair value required management to make significant estimates and assumptions. The excess of the purchase price over the fair value of the acquired net assets, where applicable, has been recorded as goodwill. The results of operations of these acquisitions are included in our consolidated financial statements from the date of acquisition.

Most of these acquisitions included in-process research and development (IPR&D), which represented compounds, new indications, or line extensions under development that had not yet achieved regulatory approval for marketing. There are several methods that can be used to determine the estimated fair value of the IPR&D acquired in a business combination. We utilized the "income method," which applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. This analysis is performed for each project independently. In accordance with FIN 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, these acquired IPR&D intangible assets totaling $4.71 billion and $340.5 million in 2008 and 2007, respectively, were expensed immediately subsequent to the acquisition because the products had no alternative future use. The ongoing activities with respect to each of these products in development are not material to our research and development expenses.

In addition to the acquisitions of businesses, we also acquired several products in development. The acquired IPR&D related to these products of $122.0 million and $405.1 million in 2008 and 2007, respectively, was also written off by a charge to income immediately upon acquisition because the products had no alternative future use.

ImClone Acquisition

On November 24, 2008, we acquired all of the outstanding shares of ImClone Systems Inc. (ImClone), a biopharmaceutical company focused on advancing oncology care, for a total purchase price of approximately $6.5 billion, which was financed through borrowings. This strategic combination will offer both targeted therapies and oncolytic agents along with a pipeline spanning all phases of clinical development. The combination also expands our biotechnology capabilities.

The acquisition has been accounted for as a business combination under the purchase method of accounting, resulting in goodwill of $419.5 million. No portion of this goodwill is expected to be deductible for tax purposes.

Allocation of Purchase Price

We are currently determining the fair values of a significant portion of these net assets. The purchase price has been preliminarily allocated based on an estimate of the fair value of assets acquired and liabilities assumed as of the date of acquisition. The final determination of these fair values will be completed as soon as possible but no later than one year from the acquisition date. Although the final determination may result in asset and liability fair values that are different than the preliminary estimates of these amounts included herein, it is not expected that those differences will be material to our financial results.

	Estimated Fair Value at November 24, 2008
Cash and short-term investments	$ 982.9
Inventories	136.2
Developed product technology (Erbitux)[1]	1,057.9
Goodwill	419.5
Property and equipment	339.8
Debt assumed	(600.0)
Deferred taxes	(315.0)
Deferred income	(127.7)
Other assets and liabilities—net	(72.1)
Acquired in-process research and development	4,685.4
Total purchase price	$6,506.9

[1]This intangible asset will be amortized on a straight-line basis through 2023 in the U.S. and 2018 in the rest of the world.

All of the estimated fair value of the acquired IPR&D is attributable to oncology-related products in development, including $1.33 billion to line extensions for Erbitux. A significant portion (81 percent) of the remaining value of acquired IPR&D is attributable to two compounds in Phase III clinical testing and one compound in Phase II clinical testing, all targeted to treat various forms of cancers. The discount rate we used in valuing the acquired IPR&D projects was 13.5 percent, and the charge for acquired IPR&D of $4.69 billion recorded in the fourth quarter of 2008, was not deductible for tax purposes.

Pro Forma Financial Information

The following unaudited pro forma financial information presents the combined results of our operations with

ImClone as if the acquisition and the financing for the acquisition had occurred as of the beginning of each of the years presented. We have adjusted the historical consolidated financial information to give effect to pro forma events that are directly attributable to the acquisition. The unaudited pro forma financial information is not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition at the beginning of each year. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of our combined company.

	2008	2007
Net sales	**$20,801.8**	$19,051.4
Net income[1]	**2,356.2**	2,704.1
Earnings per share:		
Basic and diluted	**2.15**	2.48

[1]The unaudited pro forma financial information above excludes the non-recurring charge incurred for acquired IPR&D of $4.69 billion and other merger-related costs.

The unaudited pro forma financial information above reflects the following:

- a reduction of the amortization of ImClone's deferred income of $86.2 million (2008) and $98.4 million (2007);
- the increase of amortization expense of $78.8 million in 2008 and 2007 related to the estimated fair value of identifiable intangible assets from the purchase price allocation which are being amortized over their estimated useful lives through 2023 in the U.S. and through 2018 in the rest of the world. The change in depreciation expense related to the change in the estimated fair value of property and equipment from the book value at the time of the acquisition was not material;
- the adjustment to increase interest expense related to the debt incurred to finance the acquisition and the adjustment to decrease interest income related to the lost interest income on the cash used to purchase ImClone by a total of $301.0 million in 2008 and 2007;
- the reduction of ImClone's income tax expense to provide for income taxes at the statutory tax rate and the adjustment to income taxes for pro forma adjustments at the statutory tax rate, totaling $139.3 million (2008) and $189.5 million (2007). This excludes the acquired IPR&D charge of $4.69 billion, which was not tax deductible;
- certain reclassifications to conform to accounting policies and classifications that are consistent with our practices (e.g., ImClone's license fees and milestones were classified as other—net, rather than net sales).

Posilac

On October 1, 2008, we acquired the worldwide rights to the dairy cow supplement Posilac, as well as the product's supporting operations, from Monsanto Company (Monsanto). The acquisition of Posilac provides us with a product that complements those of our animal health business. Under the terms of the agreement, we acquired the rights to the Posilac brand, as well as the product's U.S. sales force and manufacturing facility, for an aggregate purchase price of $403.9 million, which includes a $300.0 million upfront payment, transaction costs, and an accrual for contingent consideration to Monsanto based on estimated future Posilac sales for which payment is considered likely beyond a reasonable doubt.

This acquisition has been accounted for as a business combination under the purchase method of accounting. We allocated $204.3 million to identifiable intangible assets related to Posilac, $167.6 million to inventories, and $99.5 million of the purchase price to property and equipment. We also assumed $67.5 million of liabilities. Substantially all of the identifiable intangible assets are being amortized over their estimated remaining useful lives of 20 years. The amount allocated to each of the intangible assets acquired is deductible for tax purposes.

SGX Pharmaceuticals, Inc.

On August 20, 2008, we acquired all of the outstanding common stock of SGX Pharmaceuticals, Inc. (SGX), a collaboration partner since 2003. The acquisition allows us to integrate SGX's structure-guided drug discovery platform into our drug discovery efforts. It also gives us access to FAST™, SGX's fragment-based, protein structure guided drug discovery technology, and to a portfolio of preclinical oncology compounds focused on a number of kinase targets. Under the terms of the agreement, the outstanding shares of SGX common stock were redeemed for an aggregate purchase price, including transaction costs, of $66.8 million.

The acquisition has been accounted for as a business combination under the purchase method of accounting. We allocated $29.6 million of the purchase price to deferred tax assets and $28.0 million to acquired IPR&D. The acquired IPR&D charge of $28.0 million was recorded in the third quarter of 2008 and was not deductible for tax purposes.

ICOS Corporation
On January 29, 2007, we acquired all of the outstanding common stock of ICOS Corporation (ICOS), our partner in the Lilly ICOS LLC joint venture for the manufacture and sale of Cialis for the treatment of erectile dysfunction. The acquisition brought the full value of Cialis to us and enabled us to realize operational efficiencies in the further development, marketing, and selling of this product. The aggregate cash purchase price of approximately $2.3 billion was financed through borrowings.

The acquisition has been accounted for as a business combination under the purchase method of accounting, resulting in goodwill of $646.7 million. No portion of this goodwill was deductible for tax purposes.

We determined the following estimated fair values for the assets acquired and liabilities assumed as of the date of acquisition.

Estimated Fair Value at January 29, 2007	
Cash and short-term investments	$ 197.7
Developed product technology (Cialis)[1]	1,659.9
Tax benefit of net operating losses	404.1
Goodwill	646.7
Long-term debt assumed	(275.6)
Deferred taxes	(583.5)
Other assets and liabilities—net	(32.1)
Acquired in-process research and development	303.5
Total purchase price	$2,320.7

[1]This intangible asset will be amortized over the remaining expected patent lives of Cialis in each country; patent expiry dates range from 2015 to 2017.

New indications for and formulations of the Cialis compound in clinical testing at the time of the acquisition represented approximately 48 percent of the estimated fair value of the acquired IPR&D. The remaining value of acquired IPR&D represented several other products in development, with no one asset comprising a significant portion of this value. The discount rate we used in valuing the acquired IPR&D projects was 20 percent, and the charge for acquired IPR&D of $303.5 million recorded in the first quarter of 2007 was not deductible for tax purposes.

Other Acquisitions
During the second quarter of 2007, we acquired all of the outstanding stock of both Hypnion, Inc. (Hypnion), a privately held neuroscience drug discovery company focused on sleep disorders, and Ivy Animal Health, Inc. (Ivy), a privately held applied research and pharmaceutical product development company focused on the animal health industry, for $445.0 million in cash.

The acquisition of Hypnion provided us with a broader and more substantive presence in the area of sleep disorder research and ownership of HY10275, a novel Phase II compound with a dual mechanism of action aimed at promoting better sleep onset and sleep maintenance. This was Hypnion's only significant asset. For this acquisition, we recorded an acquired IPR&D charge of $291.1 million, which was not deductible for tax purposes. Because Hypnion was a development-stage company, the transaction was accounted for as an acquisition of assets rather than as a business combination and, therefore, goodwill was not recorded.

The acquisition of Ivy provides us with products that complement those of our animal health business. This acquisition has been accounted for as a business combination under the purchase method of accounting. We allocated $88.7 million of the purchase price to other identifiable intangible assets, primarily related to marketed products, $37.0 million to acquired IPR&D, and $25.0 million to goodwill. The other identifiable intangible assets are being amortized over their estimated remaining useful lives of 10 to 20 years. The $37.0 million allocated to acquired IPR&D was charged to expense in the second quarter of 2007. Goodwill resulting from this acquisition was fully allocated to the animal health business segment. The amount allocated to each of the intangible assets acquired, including goodwill of $25.0 million and the acquired IPR&D of $37.0 million, was deductible for tax purposes.

Product Acquisitions
In June 2008, we entered into a licensing and development agreement with TransPharma Medical Ltd. (TransPharma) to acquire rights to its product and related drug delivery system for the treatment of osteoporosis. The product, which is administered transdermally using TransPharma's proprietary technology, was in Phase II clinical testing, and had no alternative future use. Under the arrangement, we also gained non-exclusive access to TransPharma's ViaDerm drug delivery system for the product. As with many development-phase products, launch of the

product, if approved, was not expected in the near term. The charge of $35.0 million for acquired IPR&D related to this arrangement was included as expense in the second quarter of 2008 and is deductible for tax purposes.

In January 2008, our agreement with BioMS Medical Corp. to acquire the rights to its compound for the treatment of multiple sclerosis became effective. At the inception of this agreement, this compound was in the development stage (Phase III clinical trials) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. The charge of $87.0 million for acquired IPR&D related to this arrangement was included as expense in the first quarter of 2008 and is deductible for tax purposes.

In October 2007, we entered into an agreement with Glenmark Pharmaceuticals Limited India to acquire the rights to a portfolio of transient receptor potential vanilloid sub-family 1 (TRPV1) antagonist molecules, including a clinical-phase compound. The compound was in early clinical phase development as a potential next-generation treatment for various pain conditions, including osteoarthritic pain, and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. The charge of $45.0 million for acquired IPR&D was deductible for tax purposes and was included as expense in the fourth quarter of 2007. Development of this compound has been suspended.

In October 2007, we entered into a global strategic alliance with MacroGenics, Inc. (MacroGenics) to develop and commercialize teplizumab, a humanized anti-CD3 monoclonal antibody, as well as other potential next-generation anti-CD3 molecules for use in the treatment of autoimmune diseases. As part of the arrangement, we acquired the exclusive rights to the molecule, which was in the development stage (Phase II/III clinical trial for individuals with recent-onset type 1 diabetes) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. The charge of $44.0 million for acquired IPR&D was deductible for tax purposes and was included as expense in the fourth quarter of 2007.

In January 2007, we entered into an agreement with OSI Pharmaceuticals, Inc. to acquire the rights to its compound for the treatment of type 2 diabetes. At the inception of this agreement, this compound was in the development stage (Phase I clinical trials) and had no alternative future use. As with many development-phase compounds, launch of the product, if approved, was not expected in the near term. The charge of $25.0 million for acquired IPR&D related to this arrangement was included as expense in the first quarter of 2007 and was deductible for tax purposes.

In connection with these arrangements, our partners are generally entitled to future milestones and royalties based on sales should these products be approved for commercialization.

Note 4: Collaborations

We often enter into collaborative arrangements to develop and commercialize drug candidates. Collaborative activities might include research and development, marketing and selling (including promotional activities and physician detailing), manufacturing, and distribution. These collaborations often require milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development, as well as expense reimbursements or payments to the third party. Each collaboration is unique in nature and our more significant arrangements are discussed below.

Erbitux

Prior to our acquisition, ImClone entered into several collaborations with respect to Erbitux, a product approved to fight cancer, while still in its development phase. The most significant collaborations operate in these geographic territories: the U.S., Japan, and Canada (Bristol-Myers Squibb); and worldwide except the U.S. and Canada (Merck KGaA). The agreements are expected to expire in 2018, upon which all of the rights with respect to Erbitux in the U.S. and Canada return to us.

Bristol-Myers Squibb Company

Pursuant to a commercial agreement with Bristol-Myers Squibb Company and E.R. Squibb (collectively, BMS), relating to Erbitux, ImClone is co-developing and co-promoting Erbitux in North America with BMS, and is co-developing and co-promoting Erbitux in Japan with BMS. The companies had jointly agreed to expand the investment in the ongoing clinical development plan for Erbitux to further explore its use in additional tumor types. Under this arrangement, Erbitux research and development and other costs, up to threshold amounts, are the sole responsibility of BMS, with costs in excess of the thresholds shared by both companies according to a predetermined ratio.

Responsibilities associated with clinical and other ongoing studies are apportioned between the parties as determined pursuant to the agreement. Collaborative reimbursements received by ImClone for supply of product for research and development, for a portion of royalty expenses, and for a portion of marketing, selling, and administrative expenses, are recorded as a reduction to the respective expense line items on the consolidated statement of operations. Royalty expense paid to third parties is included in costs of sales. We receive a distribution fee in the form of a royalty from BMS, based on a percentage of net sales in the U.S. and Canada, which is recorded in net sales.

We are responsible for the manufacture and supply of all requirements of Erbitux in bulk-form active pharmaceutical ingredient (API) for clinical and commercial use in the territory, and BMS will purchase all of its requirements of API for commercial use from us, subject to certain stipulations per the agreement. Sales of Erbitux to BMS for commercial use are reported in net sales.

Merck KGaA

A development and license agreement between ImClone and Merck KGaA (Merck) with respect to Erbitux granted Merck exclusive rights to market Erbitux outside of North America and co-exclusive rights with BMS in Japan. Merck also has rights to manufacture Erbitux for supply in its territory. We manufacture and provide a portion of Merck's requirements for API; we also receive a royalty on the sales of Erbitux outside of the U.S. and Canada, both of which are included in net sales as earned. Collaborative reimbursements received for supply of product for research and development, reimbursement of a portion of royalty expense, and marketing, selling, and administrative expenses are recorded as a reduction to the respective expense line items on the consolidated statement of operations. Royalty expense paid to third parties is included in cost of sales.

Exenatide

We are in a collaborative arrangement with Amylin Pharmaceuticals (Amylin) for the joint development, marketing, and selling of Byetta and other forms of exenatide such as exenatide once weekly. Byetta (exenatide injection) is presently approved as an adjunctive therapy to improve glycemic control in patients with type 2 diabetes who have not achieved adequate glycemic control using metformin, a sulfonylurea and/or a thiazolidinediene (U.S. only), three common oral therapies for type 2 diabetes. Lilly and Amylin are co-promoting exenatide in the U.S. Amylin is responsible for manufacturing and primarily utilizes third-party contract manufacturing organizations to supply Byetta. However, Lilly is manufacturing Byetta pen delivery devices for Amylin. Lilly is responsible for development and commercialization costs outside the U.S.

Under the terms of our collaboration with Amylin, we report as revenue our 50 percent share of gross margin on sales in the U.S., 100 percent of sales outside the U.S., and our sales of Byetta pen delivery devices to Amylin. We recorded revenues of $396.1 million, $330.7 million, and $219.0 million in 2008, 2007, and 2006, respectively, for Byetta. We pay Amylin a percentage of the gross margin of exenatide sales outside of the U.S., and these costs are recorded in cost of sales. Under the 50/50 profit-sharing arrangement for the U.S., in addition to recording as revenue our 50 percent share of exenatide's gross margin, we also report 50 percent of U.S. research and development costs, and marketing and selling costs in the research and development and marketing, selling, and administrative line items, respectively, on the consolidated statements of income.

Exenatide once weekly is presently in Phase III clinical trials and has not received regulatory approval. Amylin is constructing and will operate a manufacturing facility for exenatide once weekly, and we have entered into a supply agreement in which Amylin will supply exenatide once weekly product to us for sales outside the U.S. The estimated total cost of the facility is approximately $550 million. In 2008, we paid $125.0 million to Amylin, which we will amortize to cost of sales over the estimated life of the supply agreement beginning with product launch. We would be required to reimburse Amylin for a portion of any future impairment of this facility, recognized in accordance with GAAP. A portion of the $125.0 million payment we made to Amylin would be creditable against any amount we would owe as a result of impairment. We have also agreed to loan up to $165.0 million to Amylin at an indexed rate beginning December 1, 2009, and any borrowings have to be repaid by June 30, 2014.

Cymbalta

Boehringer Ingelheim

We are in a collaborative arrangement with Boehringer Ingelheim (BI) to market and promote Cymbalta, a product for the treatment of major depressive disorder, diabetic peripheral neuropathic pain, generalized anxiety disorder, and fibromyalgia, outside the U.S. Pursuant to the terms of the agreement, we generally share equally in development, marketing, and selling expenses, and pay BI a commission on sales in the co-promotional territories. We manufacture the product for all territories.

Collaborative reimbursements or payments for the cost sharing of marketing, selling, and administrative expenses are recorded in the respective expense line items in the consolidated statement of operations. The commission paid to BI is recognized in marketing, selling, and administrative expenses.

Quintiles
We are in a collaborative arrangement with Quintiles Transnational Corp. (Quintiles) to market and promote Cymbalta in the U.S. Pursuant to the terms of the agreement, Quintiles shares in the costs to co-promote Cymbalta with us. In exchange, Quintiles receives a payment based upon net sales. According to the current agreement, Quintiles' obligation to promote Cymbalta expires in 2009, and we will pay a lower rate on net sales for three years post their promotion efforts. The royalties paid to Quintiles are recorded in marketing, selling, and administrative expenses.

Prasugrel
We are in a collaborative arrangement with Daiichi Sankyo Company, Limited (D-S) to develop, market, and promote prasugrel, an investigational antiplatelet agent for the treatment of patients with acute coronary syndromes (ACS) who are being managed with an artery-opening procedure known as percutaneous coronary intervention (PCI). We have submitted new drug applications to the FDA and European Medicines Agency (EMEA) and are currently awaiting their decisions. Within this arrangement, we have agreed to co-promote under the same trademark in certain territories (the U.S., five major European markets, and Brazil), while we have exclusive marketing rights in other territories. Pursuant to the terms of the agreement, we paid D-S an upfront license fee and agreed to pay future success milestones. Both parties share in the costs of the development and marketing in the co-promotion territories and share in the profits according to the terms specified in the agreement. D-S is responsible for supplying bulk product, but we will produce the finished product for our exclusive and co-promotion territories. Profits in the U.S. and other co-promotion territories will be shared according to the agreement. In the exclusive territories, we will pay D-S a royalty specific to those territories. Profit share payments made to D-S will be recorded as marketing, selling, and administrative expenses. All royalties paid to D-S will be recorded in cost of sales.

TPG-Axon Capital
In 2008, we entered into an agreement with an affiliate of TPG-Axon Capital (TPG) for the Phase III development of our gamma-secretase inhibitor and our A-beta antibody, our two lead molecules for the treatment of mild to moderate Alzheimer's disease. Pursuant to the terms of the agreement, both we and TPG will provide funding for the Alzheimer's clinical trials. Funding from TPG will not exceed $325 million and could extend into 2014. In exchange for their funding, TPG may receive success-based milestones totaling $330 million and mid- to high-single digit royalties that are contingent upon the successful development of the Alzheimer's treatments. The royalties will be paid for approximately eight years after launch of a product. Reimbursements received from TPG for their portion of research and development costs incurred related to the Alzheimer's treatments are recorded as a reduction to the research and development expense line item on the consolidated statement of operations. The reimbursement from TPG is not expected to be material in any period.

Note 5: Asset Impairments, Restructuring, and Other Special Charges

The components of the charges included in asset impairments, restructuring, and other special charges in our consolidated statements of income are described below.

Asset Impairments and Related Restructuring and Other Charges
We incurred asset impairment, restructuring, and other special charges of $80.0 million in the fourth quarter of 2008. These charges were the result of decisions approved by management in the fourth quarter as well as previously announced strategic decisions. The primary components of this charge include non-cash asset impairments of $35.1 million for the write down of impaired assets, all of which have no future use, and other charges of $44.9 million, primarily related to severance and environmental cleanup charges in connection with previously announced strategic decisions made in prior periods. We anticipate that substantially all of these costs will be paid during the first quarter of 2009.

As discussed further in Note 14, in the third quarter of 2008, we recorded a charge of $1.48 billion related to the Zyprexa investigations led by the U.S. Attorney for the Eastern District of Pennsylvania, as well as the resolution of a multi-state investigation regarding Zyprexa involving 32 states and the District of Columbia.

Further, in the third quarter of 2008, as a result of our previously announced agreements with Covance Inc. (Covance), Quintiles Transnational Corp. (Quintiles), and Ingenix Pharmaceutical Services, Inc., doing business as i3 Statprobe (i3), and as part of our efforts to transform into a more flexible organization, we recognized asset impairments, restructuring, and other special charges of $182.4 million. We sold our Greenfield, Indiana site to Covance, a global drug development services firm, and entered into a 10-year service agreement under which

Covance will provide preclinical toxicology work and perform additional clinical trials for us as well as operate the site to meet our needs and those of other pharmaceutical industry clients. In addition, we signed agreements with Quintiles for clinical trial monitoring services and with i3 for clinical data management services. Components of the third-quarter restructuring charge include non-cash charges of $148.3 million primarily related to the loss on sale of assets sold to Covance, severance costs of $27.8 million, and exit costs of $6.3 million. Substantially all of these costs were paid in 2008.

In the second quarter of 2008, we recognized restructuring and other special charges of $88.9 million. In addition, we recognized non-cash charges of $57.1 million for the write down of impaired manufacturing assets that had no future use, which were included in cost of sales. In April 2008, we announced a voluntary exit program that was offered to employees primarily in manufacturing. Components of the second-quarter restructuring charge include total severance costs of $53.5 million related to these programs and $35.4 million related to exit costs incurred during the second quarter in connection with previously announced strategic decisions made in prior periods. Substantially all of these costs were paid by the end of July 2008.

In March 2008, we terminated development of our AIR Insulin program, which was being conducted in collaboration with Alkermes, Inc. The program had been in Phase III clinical development as a potential treatment for type 1 and type 2 diabetes. This decision was not a result of any observations during AIR Insulin trials relating to the safety of the product, but rather was a result of increasing uncertainties in the regulatory environment, and a thorough evaluation of the evolving commercial and clinical potential of the product compared to existing medical therapies. As a result of this decision, we halted our ongoing clinical studies and transitioned the AIR Insulin patients in these studies to other appropriate therapies. We implemented a patient program in the U.S., and other regions of the world where allowed, to provide clinical trial participants with appropriate financial support to fund their medications and diagnostic supplies through the end of 2008.

We recognized asset impairment, restructuring, and other special charges of $145.7 million in the first quarter of 2008. These charges were primarily related to the decision to terminate development of AIR Insulin. Components of these charges included non-cash charges of $40.9 million for the write down of impaired manufacturing assets that had no use beyond the AIR Insulin program, as well as charges of $91.7 million for estimated contractual obligations and wind-down costs associated with the termination of clinical trials and certain development activities, and costs associated with the patient program to transition participants from AIR Insulin. This amount includes an estimate of Alkermes' wind-down costs for which we were contractually obligated. The wind-down activities and patient programs were substantially complete by the end of 2008. The remaining component of these charges, $13.1 million, is related to exit costs incurred in the first quarter of 2008 in connection with previously announced strategic decisions made in prior periods.

We incurred asset impairment, restructuring, and other special charges of $67.6 million in the fourth quarter of 2007. These charges were a result of decisions approved by management in the fourth quarter as well as previously announced strategic decisions. Components of this charge include non-cash charges of $42.5 million for the write down of impaired assets, all of which have no future use, and other charges of $25.1 million, primarily related to additional severance and environmental cleanup charges related to previously announced strategic decisions. The impairment charges were necessary to adjust the carrying value of the assets to fair value. These restructuring activities were substantially complete at December 31, 2007.

In connection with previously announced strategic decisions, we recorded asset impairment, restructuring, and other special charges of $123.0 million in the first quarter of 2007. These charges primarily related to a voluntary severance program at one of our U.S. plants and other costs related to this action as well as management actions taken in the fourth quarter of 2006 as described below. The component of these charges related to the non-cash asset impairment was $67.6 million, and were necessary to adjust the carrying value of the assets to fair value. These restructuring activities were substantially complete at December 31, 2007.

In the fourth quarter of 2006, management approved plans to close two research and development facilities and one production facility outside the U.S. Management also made the decision to stop construction of a planned insulin manufacturing plant in the U.S. in an effort to increase productivity in research and development operations and to reduce excess manufacturing capacity. These decisions, as well as other strategic changes, resulted in non-cash charges of $308.8 million for the write down of certain impaired assets, substantially all of which have no future use, and other charges of $141.5 million, primarily related to severance and contract termination payments. The impairment charges were necessary to adjust the carrying value of the assets to fair value. These restructuring activities were substantially complete at December 31, 2007.

Product Liability and Other Special Charges
As a result of our product liability exposures, the substantial majority of which were related to Zyprexa, we recorded net pretax charges of $111.9 million and $494.9 million in 2007 and 2006, respectively. These charges, which are net of anticipated insurance recoveries, include the costs of product liability settlements and related defense costs, reserves for product liability exposures and defense costs regarding known product liability claims, and expected future claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims. See Note 14 for further discussion.

FINANCIALS

Note 6: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures and insurance. We place substantially all of our interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers. At December 31, 2008, our investments in debt securities were comprised of 41 percent corporate securities, 34 percent asset-backed securities, and 25 percent U.S. government securities. In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution or corporate issuer. We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value of Financial Instruments
The following table summarizes certain fair value information at December 31 for assets and liabilities measured at fair value on a recurring basis, as well as the carrying amount of certain other investments:

	2008					2007	
		Fair Value Measurements Using					
Description	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value	Carrying Amount	Fair Value
Short-term investments							
Debt securities	$ 429.4	$212.3	$ 217.1	$ -	$ 429.4	$ 1,610.7	$ 1,610.7
Long-term investments							
Debt securities	$ 1,194.9	$179.2	$ 1,004.6	$ 11.1	$ 1,194.9	$ 408.3	$ 408.3
Marketable equity	221.9	221.9	—	—	221.9	70.0	70.0
Equity method and other investments	127.8				NA	98.8	NA
	$ 1,544.6					$ 577.1	
Long-term debt, including current portion	$(5,036.1)	—	$(5,180.1)	—	$(5,180.1)	$(4,988.6)	$(5,056.9)
Risk-management instruments—asset	455.0	—	455.0	—	455.0	23.6	23.6

NA—Not available

We determine fair values based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses, principally for long-term debt. The fair value of equity method and other investments is not readily available. Approximately $1.1 billion of our investments in debt securities mature within five years.

A summary of the fair value of available-for-sale securities in an unrealized gain or loss position and the amount of unrealized gains and losses (pretax) in other comprehensive income at December 31 follows:

	2008	2007
Unrealized gross gains	**$ 69.9**	$ 43.5
Unrealized gross losses	**239.0**	22.0
Fair value of securities in an unrealized gain position	**767.5**	921.7
Fair value of securities in an unrealized loss position	**1,046.1**	964.6

The securities in an unrealized loss position are comprised of fixed-rate debt securities of varying maturities. The value of fixed income securities is sensitive to changes to the yield curve and other market conditions which led to the decline in value during 2008. Approximately 90 percent of the securities in a loss position are investment-grade debt securities. The majority of these securities first moved into an unrealized loss position during 2008. At this time, there is no indication of default on interest or principal payments for asset-backed securities. We have the intent and ability to hold the securities in a loss position until the market values recover or all of the underlying cash flows have been received and we have concluded that no other-than-temporary loss exists at December 31, 2008. The fair values of all of our auction rate securities and collateralized debt obligations held at December 31, 2008 were determined using Level 3 inputs. We do not hold securities issued by structured investment vehicles at December 31, 2008.

The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income by $(125.8) million, $(5.4) million, and $0.3 million in 2008, 2007, and 2006, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2008	2007	2006
Proceeds from sales	**$1,876.4**	$1,212.1	$2,848.4
Realized gross gains on sales	**45.7**	21.4	63.5
Realized gross losses on sales	**8.7**	6.1	9.0

During the years ended December 31, 2008, 2007, and 2006, net losses related to ineffectiveness and net losses related to the portion of our risk-management hedging instruments, fair value and cash flow hedges, excluded from the assessment of effectiveness were not material.

We expect to reclassify an estimated $10.2 million of pretax net losses on cash flow hedges of the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during 2009.

Available-for-sale investment securities are classified as long-term investments when they are likely to be held for more than one year because of our intent to hold securities in an unrealized loss position until the market values recover or all of the underlying cash flows have been received.

Note 7: Borrowings

Long-term debt at December 31 consisted of the following:

	2008	2007
4.50 to 7.13 percent notes (due 2012–2037)	**$3,987.4**	$3,987.4
Floating rate bonds (due 2037)	**400.0**	400.0
2.90 percent notes (due 2008)	—	300.0
Other, including capitalized leases	**116.8**	222.0
SFAS 133 fair value adjustment	**531.9**	79.2
	5,036.1	4,988.6
Less current portion	**(420.4)**	(395.1)
	$4,615.7	$4,593.5

In March 2007, we issued $2.50 billion of fixed-rate notes ($1.00 billion at 5.20 percent due in 2017; $700.0 million at 5.50 percent due in 2027; and $800.0 million at 5.55 percent due in 2037).

The $400.0 million of floating rate bonds outstanding at December 31, 2008 are due in 2037 and have variable interest rates at LIBOR plus our six-month credit spread, adjusted semiannually (total of 4.10 percent at December 31, 2008). We pay interest monthly on this borrowing program. We expect to refinance the bonds in 2009 and have classified them as current at December 31, 2008.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because we guarantee them. The principal and interest on the debt are funded by contributions from us and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter. The balance was $81.9 million and $90.6 million at December 31, 2008 and 2007, respectively, and is included in Other in the table above.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2009, $420.4 million; 2010, $19.7 million; 2011, $13.1 million; 2012, $510.8 million; and 2013, $11.1 million.

At December 31, 2008 and 2007, short-term borrowings included $5.43 billion and $18.6 million, respectively, of notes payable to banks and commercial paper. Commercial paper was issued in late 2008 for the acquisition of ImClone. At December 31, 2008, we have $1.24 billion of unused committed bank credit facilities, $1.20 billion of which backs our commercial paper program. Additionally, in November 2008, we obtained a one-year short-term revolving credit facility in the amount of $4.00 billion as back-up, alternative financing. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

We have converted approximately 50 percent of all fixed-rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rates based on debt obligations and interest rates at December 31, 2008 and 2007, including the effects of interest rate swaps for hedged debt obligations, were 4.77 percent and 5.47 percent, respectively.

In 2008, 2007, and 2006, cash payments of interest on borrowings totaled $203.1 million, $159.2 million, and $305.7 million, respectively, net of capitalized interest.

In accordance with the requirements of SFAS 133, the portion of our fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheets as an amount equal to the sum of the debt's carrying value plus the fair value adjustment representing changes in fair value of the hedged debt attributable to movements in market interest rates subsequent to the inception of the hedge.

Note 8: Stock Plans

Stock-based compensation expense in the amount of $255.3 million, $282.0 million, and $359.3 million was recognized in 2008, 2007, and 2006, respectively, as well as related tax benefits of $88.6 million, $96.4 million, and $115.9 million, respectively. Our stock-based compensation expense consists primarily of performance awards (PAs), shareholder value awards (SVAs), and stock options. We recognize the stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. We provide newly issued shares and treasury stock to satisfy stock option exercises and for the issuance of PA and SVA shares. We classify tax benefits resulting from tax deductions in excess of the compensation cost recognized for exercised stock options as a financing cash flow in the consolidated statements of cash flows.

At December 31, 2008, additional stock options, PAs, SVAs, or restricted stock grants may be granted under the 2002 Lilly Stock Plan for not more than 88.0 million shares.

Performance Award Program

Performance awards (PAs) are granted to officers and management and are payable in shares of our common stock. The number of PA shares actually issued, if any, varies depending on the achievement of certain pre-established earnings-per-share targets over a one-year period. PA shares are accounted for at fair value based upon the closing stock price on the date of grant and fully vest at the end of the fiscal year of the grant. The fair values of performance awards granted in 2008, 2007, and 2006 were $51.22, $54.23, and $56.18, respectively. The number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 2.5 million shares, 2.3 million shares, and 1.7 million shares were issued in 2008, 2007, and 2006, respectively. Approximately 2.8 million shares are expected to be issued in 2009.

Shareholder Value Award Program

In 2007, we implemented a shareholder value award (SVA) program, which replaced our stock option program. SVAs are granted to officers and management and are payable in shares of common stock at the end of a three-year period. The number of shares actually issued varies depending on our stock price at the end of the three-year vesting period compared to pre-established target stock prices. We measure the fair value of the SVA unit on the grant date using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model are based on implied volatilities from traded options on our stock, historical volatility of our stock price, and other factors. Similarly, the dividend yield is based on historical experience and our estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The weighted-average fair values of the SVA units granted during 2008 and 2007 were $43.46 and $49.85, respectively, determined using the following assumptions:

	2008	2007
Expected dividend yield	3.00%	2.75%
Risk-free interest rate	2.05%–2.29%	4.81%–5.16%
Range of volatilities	20.48%–21.48%	22.54%–23.90%

A summary of the SVA activity is presented below:

	Units Attributable to SVAs (in thousands)
Outstanding at January 1, 2007	—
Granted	969
Issued	—
Forfeited or expired	(47)
Outstanding at December 31, 2007	922
Granted	1,282
Issued	—
Forfeited or expired	(301)
Outstanding at December 31, 2008	1,903

The maximum number of shares that could ultimately be issued upon vesting of the SVA units outstanding at December 31, 2008, is 2.7 million. As of December 31, 2008, the total remaining unrecognized compensation cost related to nonvested SVAs amounted to $46.7 million, which will be amortized over the weighted-average remaining requisite service period of 21.6 months.

Stock Option Program

Stock options were granted in 2006 to officers and management at exercise prices equal to the fair market value of our stock price at the date of grant. No stock options were granted in 2008 or 2007. Options fully vest three years from the grant date and have a term of 10 years. We utilized a lattice-based option valuation model for estimating the fair value of the stock options. The lattice model allows the use of a range of assumptions related to volatility, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the lattice model are based on implied volatilities from traded options on our stock, historical volatility of our stock price, and other factors. Similarly, the dividend yield is based on historical experience and our estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The expected life of the 2006 grants is derived from the output of the lattice model. The weighted-average fair values of the individual options granted during 2006 were $15.61, determined using the following assumptions:

	2006
Dividend yield	2.0%
Weighted-average volatility	25.0%
Range of volatilities	24.8%–27.0%
Risk-free interest rate	4.6%–4.8%
Weighted-average expected life	7 years

Stock option activity during 2008 is summarized below:

	Shares of Common Stock Attributable to Options (in thousands)	Weighted-Average Exercise Price of Options	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	81,149	$69.57		
Granted	—	—		
Exercised	(145)	19.69		
Forfeited or expired	(8,979)	72.31		
Outstanding at December 31, 2008	72,025	69.35	3.6	$1.9
Exercisable at December 31, 2008	68,033	70.04	3.4	1.9

A summary of the status of nonvested options as of December 31, 2008, and changes during the year then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2008	9,049	$16.47
Granted	—	—
Vested	(5,045)	17.51
Forfeited	(12)	15.76
Nonvested at December 31, 2008	3,992	15.26

The intrinsic value of options exercised during 2008, 2007, and 2006 amounted to $4.8 million, $1.5 million, and $40.8 million, respectively. The total grant date fair value of options vested during 2008, 2007, and 2006 amounted to $84.1 million, $381.8 million, and $249.1 million, respectively. We received cash of $2.9 million, $15.2 million, and $66.2 million from exercises of stock options during 2008, 2007, and 2006, respectively, and recognized related tax benefits of $0.5 million, $0.4 million, and $11.3 million during those same years.

As of December 31, 2008, there was no significant remaining unrecognized compensation cost related to nonvested stock options.

Note 9: Other Assets and Other Liabilities

Our other receivables include receivables from our collaboration partners and a variety of other items. The decrease in other receivables is primarily attributable to a decrease in income tax receivable, and lower insurance recoverables.

Our sundry assets primarily include our deferred tax assets (Note 12), capitalized computer software, and the fair value of our interest rate swaps. The increase in sundry assets is primarily attributable to an increase in deferred tax assets and an increase in the fair value of our interest rate swaps.

Our other current liabilities include product litigation, tax liabilities, and a variety of other items. The increase in other current liabilities is caused primarily by an increase in product litigation liabilities, specifically, the $1.42 billion related to the EDPA settlements discussed in Note 14, and an increase in current deferred taxes.

Our other noncurrent liabilities include deferred income from our collaboration and out-licensing arrangements, the long-term portion of our estimated product return liabilities, product litigation, and a variety of other items. The increase in other noncurrent liabilities is primarily due to an increase in deferred income attributable to our 2008 acquisitions and other business development arrangements.

Note 10: Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Additional Paid-in Capital	Retained Earnings	Deferred Costs—ESOP	Common Stock in Treasury	
				Shares (in thousands)	Amount
Balance at January 1, 2006	$3,323.8	$ 9,866.7	$ (106.3)	934	$104.1
Net income		2,662.7			
Cash dividends declared per share: $1.63		(1,763.2)			
Retirement of treasury shares	(129.1)			(2,297)	(130.6)
Purchase for treasury				2,145	122.1
Issuance of stock under employee stock plans—net	6.2			128	5.8
Stock-based compensation	359.3				
ESOP transactions	11.7		5.6		
Balance at December 31, 2006	3,571.9	10,766.2	(100.7)	910	101.4
Net income		2,953.0			
Cash dividends declared per share: $1.75		(1,903.9)			
Retirement of treasury shares	(3.9)			(76)	(3.9)
Issuance of stock under employee stock plans—net	(55.2)			65	3.0
Stock-based compensation	282.0				
ESOP transactions	10.4		5.5		
FIN 48 implementation (Note 12)		(8.6)			
Balance at December 31, 2007	3,805.2	11,806.7	(95.2)	899	100.5
Net loss		(2,071.9)			
Cash dividends declared per share: $1.90		(2,079.9)			
Retirement of treasury shares	(10.9)			(170)	(11.1)
Issuance of stock under employee stock plans—net	(84.9)			160	9.8
Stock-based compensation	255.3				
ESOP transactions	11.9		8.9		
Balance at December 31, 2008	$3,976.6	$ 7,654.9	$ (86.3)	889	$ 99.2

As of December 31, 2008, we have purchased $2.58 billion of our announced $3.0 billion share repurchase program. We acquired approximately 2.1 million shares in 2006 under this program. No shares were repurchased in 2008 or 2007.

We have 5 million authorized shares of preferred stock. As of December 31, 2008 and 2007, no preferred stock has been issued.

We have funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. The funding had no net impact on shareholders' equity as we consolidate the employee benefit trust. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders' equity, which offsets the resulting increases of $2.61 billion in additional paid-in capital and $25.0 million in common stock. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2008, 2007, or 2006. In the first quarter of 2009, we contributed an additional 10.0 million shares to the trust.

We have an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from us to purchase shares of common stock from the treasury. The ESOP issued $200.0 million of third-party debt, repayment of which was guaranteed by us (see Note 7). The proceeds were used to purchase shares of our common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of our savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Note 11: Earnings (Loss) Per Share

Following is a reconciliation of the denominators used in computing earnings (loss) per share:

(Shares in thousands)	2008	2007	2006
Income (loss) available to common shareholders	**$ (2,071.9)**	$2,953.0	$2,662.7
Basic earnings (loss) per share			
Weighted-average number of common shares outstanding, including incremental shares	**1,094,499**	1,090,430	1,086,239
Basic earnings (loss) per share	**$(1.89)**	$2.71	$2.45
Diluted earnings (loss) per share			
Weighted-average number of common shares outstanding	**1,092,041**	1,088,929	1,085,337
Stock options and other incremental shares	**2,458**	1,821	2,153
Weighted-average number of common shares outstanding—diluted	**1,094,499**	1,090,750	1,087,490
Diluted earnings (loss) per share	**$(1.89)**	$2.71	$2.45

Note 12: Income Taxes

Following is the composition of income tax expense:

	2008	2007	2006
Current			
Federal	**$(207.6)**	$489.5	$ 197.7
Foreign	**623.6**	412.1	390.6
State	**(44.6)**	27.7	(25.2)
	371.4	929.3	563.1
Deferred			
Federal	**363.0**	53.0	78.3
Foreign	**23.7**	(27.9)	113.5
State	**6.2**	(30.6)	0.4
	392.9	(5.5)	192.2
Income taxes	**$ 764.3**	$923.8	$755.3

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2008	2007
Deferred tax assets		
Compensation and benefits	**$1,154.6**	$ 654.8
Tax credit carryforwards and carrybacks	**755.0**	361.5
Intercompany profit in inventories	**585.0**	810.5
Tax loss carryforwards and carrybacks	**562.3**	712.2
Contingencies	**345.2**	49.3
Asset purchases	**251.5**	174.6
Debt	**211.6**	27.7
Sale of intangibles	**117.9**	69.1
Product return reserves	**100.8**	110.0
Other	**313.6**	302.1
	4,397.5	3,271.8
Valuation allowances	**(845.4)**	(354.2)
Total deferred tax assets	**3,552.1**	2,917.6
Deferred tax liabilities		
Intangibles	**(860.2)**	(532.5)
Property and equipment	**(620.7)**	(662.2)
Inventories	**(542.7)**	(432.4)
Unremitted earnings	**(467.3)**	(65.3)
Prepaid employee benefits	—	(675.9)
Other	**(287.8)**	(133.0)
Total deferred tax liabilities	**(2,778.7)**	(2,501.3)
Deferred tax assets—net	**$ 773.4**	$ 416.3

At December 31, 2008, we had net operating losses and other carryforwards for international and U.S. income tax purposes of $1.24 billion: $84.3 million will expire within 10 years; $1.09 billion will expire between 10 and 20 years; and $63.1 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for tax loss carryforwards and carrybacks is related to net operating losses for state income tax purposes that are fully reserved. We also have tax credit carryforwards and carrybacks of $755.0 million available to reduce future income taxes; $295.1 million will be carried back; $84.1 million of the tax credit carryforwards will expire after 5 years; and $13.0 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to federal tax credits of $97.4 million and state tax credits of $265.4 million, both of which are fully reserved.

Domestic and Puerto Rican companies generated the entire consolidated loss before income taxes in 2008 and contributed approximately 7 percent and 18 percent in 2007 and 2006, respectively, to consolidated income before income taxes. We have a subsidiary operating in Puerto Rico under a tax incentive grant. The current tax incentive grant will not expire prior to 2017.

At December 31, 2008, we had an aggregate of $13.31 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in additional income tax expense at approximately the U.S. statutory rate.

Cash payments (refunds) of income taxes totaled $(52.0) million, $1.01 billion, and $864.0 million in 2008, 2007, and 2006, respectively.

Following is a reconciliation of the income tax expense (benefit) applying the U.S. federal statutory rate to income (loss) before income taxes to reported income tax expense:

	2008	2007	2006
Income tax (benefit) at the U.S. federal statutory tax rate	**$(457.7)**	$1,356.9	$1,196.3
Add (deduct)			
Acquisitions and non-deductible acquired in-process research and development	**1,819.4**	208.1	—
International operations, including Puerto Rico	**(641.3)**	(450.7)	(229.9)
Government investigation charges	**359.3**	—	—
IRS audit conclusion	**(210.3)**	—	—
General business credits	**(58.0)**	(60.3)	(47.6)
Sundry	**(47.1)**	(130.2)	(163.5)
Income tax expense	**$ 764.3**	$ 923.8	$ 755.3

We adopted FIN 48 on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of FIN 48, we recognized an increase of $8.6 million in the liability for unrecognized tax benefits, and an offsetting reduction to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2008	2007
Beginning balance at January 1	**$1,657.4**	$1,470.8
Additions based on tax positions related to the current year	**115.6**	206.4
Additions for tax positions of prior years	**288.8**	35.6
Reductions for tax positions of prior years	**(234.9)**	(53.1)
Lapses of statutes of limitation	**(216.2)**	—
Settlements	**(598.4)**	(2.3)
Balance at December 31	**$1,012.3**	$1,657.4

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $863.8 million at December 31, 2008.

We file income tax returns in the U.S. federal jurisdiction and various state, local, and non-U.S. jurisdictions. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations in major taxing jurisdictions for years before 2002. During the first quarter of 2008, we completed and effectively settled our Internal Revenue Service (IRS) audit of tax years 2001-2004 except for one matter for which we will seek resolution through the IRS administrative appeals process. As a result of the IRS audit conclusion, gross unrecognized tax benefits were reduced by approximately $618 million, and the consolidated results of operations were benefited by $210.3 million through a reduction in income tax expense. The majority of the reduction in gross unrecognized tax benefits related to intercompany pricing positions that were agreed with the IRS in a prior audit cycle for which a prepayment of tax was made in 2005. Application of the prepayment and utilization of tax carryovers resulted in a refund of approximately $50 million. The IRS began its examination of tax years 2005-2007 during the third quarter of 2008. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2008, 2007, and 2006, we recognized income tax expense (benefit) of $(118.0) million, $66.6 million, and $51.2 million, respectively, related to interest and penalties. At December 31, 2008 and 2007, our accruals for the payment of interest and penalties totaled $177.6 million and $364.2 million, respectively. Substantially all of the expense (benefit) and accruals relate to interest. The change in the 2008 accrual reflects the impact of the effective settlement of the IRS audit discussed above.

Note 13: Retirement Benefits

We use a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

	Defined Benefit Pension Plans		Retiree Health Benefit Plans	
	2008	2007	2008	2007
Change in benefit obligation				
Benefit obligation at beginning of year	**$6,561.0**	$6,480.3	**$1,622.8**	$1,740.7
Service cost	**260.1**	287.1	**62.1**	70.4
Interest cost	**409.8**	362.4	**105.7**	101.4
Actuarial (gain) loss	**(257.4)**	(373.1)	**101.6**	16.4
Benefits paid	**(338.4)**	(311.0)	**(92.2)**	(81.6)
Plan amendments	**(2.4)**	32.7	**—**	(227.7)
Foreign currency exchange rate changes and other adjustments	**(279.0)**	82.6	**(3.7)**	3.2
Benefit obligation at end of year	**6,353.7**	6,561.0	**1,796.3**	1,622.8
Change in plan assets				
Fair value of plan assets at beginning of year	**7,304.2**	6,519.0	**1,348.5**	1,157.3
Actual return on plan assets	**(2,187.8)**	833.8	**(438.6)**	147.4
Employer contribution	**223.7**	202.9	**87.9**	125.4
Benefits paid	**(326.1)**	(301.4)	**(92.2)**	(81.6)
Foreign currency exchange rate changes and other adjustments	**(217.9)**	49.9	**—**	—
Fair value of plan assets at end of year	**4,796.1**	7,304.2	**905.6**	1,348.5
Funded status	**(1,557.6)**	743.2	**(890.7)**	(274.3)
Unrecognized net actuarial loss	**3,474.8**	1,143.3	**1,409.6**	820.3
Unrecognized prior service cost (benefit)	**72.7**	88.4	**(261.6)**	(297.7)
Net amount recognized	**$1,989.9**	$ 1,974.9	**$ 257.3**	$ 248.3
Amounts recognized in the consolidated balance sheet consisted of				
Prepaid pension	**$ —**	$ 1,670.5	**$ —**	$ -
Other current liabilities	**(52.9)**	(47.9)	**(7.8)**	(8.6)
Accrued retirement benefit	**(1,504.7)**	(879.4)	**(882.9)**	(265.7)
Accumulated other comprehensive loss before income taxes	**3,547.5**	1,231.7	**1,148.0**	522.6
Net amount recognized	**$1,989.9**	$ 1,974.9	**$ 257.3**	$ 248.3

The unrecognized net actuarial loss and unrecognized prior service cost (benefit) have not yet been recognized in net periodic pension costs and are included in accumulated other comprehensive loss at December 31, 2008.

In 2009, we expect to recognize from accumulated other comprehensive loss as components of net periodic benefit cost, $97.5 million of unrecognized net actuarial loss and $8.7 million of unrecognized prior service cost related to our defined benefit pension plans, and $69.4 million of unrecognized net actuarial loss and $35.9 million of unrecognized prior service benefit related to our retiree health benefit plans. We do not expect any plan assets to be returned to us in 2009.

The following represents our weighted-average assumptions as of December 31:

(Percents)	Defined Benefit Pension Plans 2008	Defined Benefit Pension Plans 2007	Retiree Health Benefit Plans 2008	Retiree Health Benefit Plans 2007
Weighted-average assumptions as of December 31				
Discount rate for benefit obligation	**6.7**	6.4	**6.9**	6.7
Discount rate for net benefit costs	**6.4**	5.7	**6.7**	6.0
Rate of compensation increase for benefit obligation	**4.1**	4.6	—	—
Rate of compensation increase for net benefit costs	**4.6**	4.6	—	—
Expected return on plan assets for net benefit costs	**9.0**	9.0	**9.0**	9.0

In evaluating the expected return on plan assets, we have considered our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Our plan assets in our U.S. defined benefit pension and retiree health plans comprise approximately 84 percent of our worldwide benefit plan assets. Including the investment losses due to overall market conditions in 2001, 2002, and 2008, our 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 8.2 percent as of December 31, 2008. Health-care-cost trend rates are assumed to increase at an annual rate of 8.5 percent in 2009, decreasing by approximately 0.6 percent per year to an ultimate rate of 5.5 percent by 2014.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2009	2010	2011	2012	2013	2014-2018
Defined benefit pension plans	$360.5	$378.6	$384.8	$392.4	$403.3	$2,234.0
Retiree health benefit plans—gross	$ 103.3	$ 106.0	$ 109.8	$ 110.3	$ 114.7	$ 599.0
Medicare rebates	(11.6)	(7.9)	(8.7)	(10.0)	(10.6)	(69.0)
Retiree health benefit plans—net	$ 91.7	$ 98.1	$ 101.1	$ 100.3	$ 104.1	$ 530.0

The total accumulated benefit obligation for our defined benefit pension plans was $5.64 billion and $5.69 billion at December 31, 2008 and 2007, respectively. The projected benefit obligation and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $6.35 billion and $4.80 billion, respectively, as of December 31, 2008, and $1.04 billion and $160.9 million, respectively, as of December 31, 2007. The accumulated benefit obligation and fair value of the plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $4.98 billion and $4.06 billion, respectively, as of December 31, 2008, and $825.8 million and $46.9 million, respectively, as of December 31, 2007.

Net pension and retiree health benefit expense included the following components:

	Defined Benefit Pension Plans 2008	Defined Benefit Pension Plans 2007	Defined Benefit Pension Plans 2006	Retiree Health Benefit Plans 2008	Retiree Health Benefit Plans 2007	Retiree Health Benefit Plans 2006
Components of net periodic benefit cost						
Service cost	**$260.1**	$287.1	$280.0	**$62.1**	$ 70.4	$ 72.2
Interest cost	**409.8**	362.4	343.5	**105.7**	101.4	97.9
Expected return on plan assets	**(603.0)**	(548.2)	(494.8)	**(118.4)**	(102.1)	(89.9)
Amortization of prior service cost (benefit)	**8.2**	7.7	8.3	**(36.0)**	(15.7)	(15.6)
Recognized actuarial loss	**76.6**	130.0	149.6	**62.7**	95.0	107.9
Net periodic benefit cost	**$151.7**	$239.0	$286.6	**$76.1**	$149.0	$172.5

If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2008, accumulated postretirement benefit obligation would increase by $247.8 million (13.9 percent) and the aggregate of the service cost and interest cost components of the 2008 annual expense would increase by $26.9 million (16.0 percent). A one-percentage-point decrease in these rates would decrease the December 31, 2008, accumulated postretirement benefit obligation by $192.0 million (10.8 percent) and the aggregate of the 2008 service cost and interest cost by $20.7 million (12.3 percent).

The following represents the amounts recognized in other comprehensive income (loss) in 2008:

	Defined Benefit Pension Plans	Retiree Health Benefit Plans
Actuarial loss arising during period	$2,533.4	$658.6
Plan amendments during period	(2.4)	—
Amortization of prior service cost (benefit) included in net income	(8.2)	36.0
Amortization of net actuarial loss included in net income	(76.6)	(62.7)
Foreign currency exchange rate changes	(130.4)	(6.5)
Total other comprehensive loss during period	$2,315.8	$625.4

We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $114.1 million, $112.3 million, and $106.5 million, for the years 2008, 2007, and 2006, respectively.

We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2008, 2007, and 2006 were not significant.

Our U.S. defined benefit pension and retiree health benefit plan investment allocation strategy currently comprises approximately 88 percent to 92 percent growth investments and 8 percent to 12 percent fixed-income investments. Within the growth investment allocation, the plan asset strategy encompasses equity and equity-like instruments that are expected to represent approximately 75 percent of our plan asset portfolio of both public and private market investments. The largest component of these equity and equity-like instruments is public equity securities that are well diversified and invested in U.S. and international small-to-large companies. The remaining portion of the growth investment allocation includes alternative investments.

Our defined benefit pension plan and retiree health plan asset allocations as of December 31 are as follows:

(Percents)	Percentage of Pension Plan Assets		Percentage of Retiree Health Plan Assets	
	2008	2007	2008	2007
Asset Category				
Equity securities and equity-like instruments	**70**	75	**74**	78
Debt securities	**12**	10	**14**	11
Real estate	**1**	1	—	—
Other	**17**	14	**12**	11
Total	**100**	100	**100**	100

In 2009, we expect to contribute approximately $55 million to our defined benefit pension plans to satisfy minimum funding requirements for the year. In addition, we expect to contribute approximately $15 million of additional discretionary funding in 2009 to our defined benefit plans. We do not expect to make any contributions to our post-retirement health benefit plans during 2009.

Note 14: Contingencies

We are a party to various legal actions, government investigations, and environmental proceedings. The most significant of these are described below. While it is not possible to determine the outcome of these matters, we believe that, except as specifically noted below, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity, but could possibly be material to our consolidated results of operations in any one accounting period.

Patent Litigation

We are engaged in the following patent litigation matters brought pursuant to procedures set out in the Hatch-Waxman Act (the Drug Price Competition and Patent Term Restoration Act of 1984):

- Cymbalta: Sixteen generic drug manufacturers have submitted Abbreviated New Drug Applications (ANDAs) seeking permission to market generic versions of Cymbalta prior to the expiration of our relevant U.S. patents (the earliest of which expires in 2013). Of these challengers, all allege non-infringement of the patent claims directed to the commercial formulation, and eight allege invalidity of the patent claims directed to the active ingredient duloxetine. Of the eight challengers to the compound patent claims, one further alleges invalidity of the claims directed to the use of Cymbalta for treating fibromyalgia, and one alleges the patent having claims directed to the active ingredient is unenforceable. Lawsuits have been filed in U.S. District Court for the Southern District of Indiana against Activis Elizabeth LLC; Aurobindo Pharma Ltd.; Cobalt Laboratories, Inc.; Impax Laboratories, Inc.; Lupin Limited; Sandoz Inc.; Sun Pharma Global, Inc.; and Wockhardt Limited, seeking rulings that the patents are valid, infringed, and enforceable. Answers to the complaints are pending.

- Gemzar: Sicor Pharmaceuticals, Inc. (Sicor), Mayne Pharma (USA) Inc. (Mayne), and Sun Pharmaceutical Industries Inc. (Sun) each submitted an ANDA seeking permission to market generic versions of Gemzar prior to the expiration of our relevant U.S. patents (compound patent expiring in 2010 and method-of-use patent expiring in 2013), and alleging that these patents are invalid. We filed lawsuits in the U.S. District Court for the Southern District of Indiana against Sicor (February 2006) and Mayne (October 2006 and January 2008), seeking rulings that these patents are valid and are being infringed. The suit against Sicor has been scheduled for trial in July 2009. Sicor's ANDAs have been approved by the FDA; however, Sicor must provide 90 days notice prior to marketing generic Gemzar to allow time for us to seek a preliminary injunction. Both suits against Mayne have been administratively closed, and the parties have agreed to be bound by the results of the Sicor suit. In November 2007, Sun filed a declaratory judgment action in the United States District Court for the Eastern District of Michigan, seeking rulings that our method-of-use and compound patents are invalid or unenforceable, or would not be infringed by the sale of Sun's generic product. This trial is scheduled for December 2009.
- Alimta: Teva Parenteral Medicines, Inc. (Teva) and APP Pharmaceuticals, LLC (APP) each submitted ANDAs seeking approval to market generic versions of Alimta prior to the expiration of the relevant U.S. patent (licensed from the Trustees of Princeton University and expiring in 2016), and alleging the patent is invalid. We, along with Princeton, filed lawsuits in the U.S. District Court for the District of Delaware against Teva and APP, seeking rulings that the compound patent is valid and infringed. Trial is scheduled for November 8, 2010.
- Evista: Barr Laboratories, Inc. (Barr) submitted an ANDA in 2002 seeking permission to market a generic version of Evista prior to the expiration of our relevant U.S. patents (expiring in 2012-2017) and alleging that these patents are invalid, not enforceable, or not infringed. In November 2002, we filed a lawsuit against Barr in the U.S. District Court for the Southern District of Indiana, seeking a ruling that these patents are valid, enforceable, and being infringed by Barr. Teva Pharmaceuticals USA, Inc. (Teva) has also submitted an ANDA seeking permission to market a generic version of Evista. In June 2006, we filed a similar lawsuit against Teva in the U.S. District Court for the Southern District of Indiana. The lawsuit against Teva is currently scheduled for trial beginning March 9, 2009, while no trial date has been set in the lawsuit against Barr. In April 2008, the FDA granted Teva tentative approval of its ANDA, but Teva's ability to market a generic product is subject to a statutory stay, which has been extended to expire on March 9, 2009. Teva has appealed the extension of the statutory stay. If the stay expires and the company cannot obtain preliminary relief from the court, Teva can launch its generic product, regardless of the status of the current litigation, but subject to our right to recover damages, should we prevail at trial.

We believe each of these Hatch-Waxman challenges is without merit and expect to prevail in this litigation. However, it is not possible to determine the outcome of this litigation, and accordingly, we can provide no assurance that we will prevail. An unfavorable outcome in any of these cases could have a material adverse impact on our future consolidated results of operations, liquidity, and financial position.

We have received challenges to Zyprexa patents in a number of countries outside the U.S.:

- In Canada, several generic pharmaceutical manufacturers have challenged the validity of our Zyprexa compound and method-of-use patent (expiring in 2011). In April 2007, the Canadian Federal Court ruled against the first challenger, Apotex Inc. (Apotex), and that ruling was affirmed on appeal in February 2008. In June 2007, the Canadian Federal Court held that an invalidity allegation of a second challenger, Novopharm Ltd. (Novopharm), was justified and denied our request that Novopharm be prohibited from receiving marketing approval for generic olanzapine in Canada. Novopharm began selling generic olanzapine in Canada in the third quarter of 2007. We sued Novopharm for patent infringement, and the trial began in November 2008. We expect the trial to run through the first quarter of 2009, with a decision in the second half of 2009. In November 2007, Apotex filed an action seeking a declaration of the invalidity of our Zyprexa compound and method-of-use patents, and no trial date has been set. We have brought similar actions against Pharmascience (August 2007), Sandoz (July 2007), Nu-Pharm (June 2008), Genpharm (June 2008) and Cobalt (January 2009); none of these suits has been scheduled for trial. Pharmascience has agreed to be bound by the outcome of the Novopharm suit, and, pending the outcome of the lawsuit, we have agreed not to take any further steps to prevent the company from coming to market with generic olanzapine tablets, subject to a contingent damages obligation should we be successful against Novopharm.

- In Germany, generic pharmaceutical manufacturers Egis-Gyogyszergyar and Neolab Ltd. challenged the validity of our Zyprexa compound and method-of-use patent (expiring in 2011). In June 2007, the German Federal Patent Court held that our patent is invalid. Generic olanzapine was launched by competitors in Germany in the fourth quarter of 2007. We appealed the decision to the German Federal Supreme Court and following a hearing in December 2008, the Supreme Court reversed the Federal Patent Court and found the patent to be valid. Following the decision of the Supreme Court, the generic companies either agreed to withdraw from the market or were subject to preliminary injunction. We are pursuing these companies for damages arising from infringement.
- We have received challenges in a number of other countries, including Spain, the United Kingdom (U.K.), France, and several smaller European countries. In Spain, we have been successful at both the trial and appellate court levels in defeating the generic manufacturers' challenges, but further legal challenge is now pending before the Commercial Court in Madrid. In the U.K., the generic pharmaceutical manufacturer Dr. Reddy's Laboratories (UK) Limited has challenged the validity of our Zyprexa compound and method-of-use patent (expiring in 2011). In October 2008, the Patents Court in the High Court, London ruled that our patent was valid. Dr. Reddy's appealed this decision, and a hearing date for the appeal has not been set.

We are vigorously contesting the various legal challenges to our Zyprexa patents on a country-by-country basis. We cannot determine the outcome of this litigation. The availability of generic olanzapine in additional markets could have a material adverse impact on our consolidated results of operations.

Xigris and Evista: In June 2002, Ariad Pharmaceuticals, Inc., the Massachusetts Institute of Technology, the Whitehead Institute for Biomedical Research, and the President and Fellows of Harvard College in the U.S. District Court for the District of Massachusetts sued us, alleging that sales of two of our products, Xigris and Evista, were inducing the infringement of a patent related to the discovery of a natural cell signaling phenomenon in the human body, and seeking royalties on past and future sales of these products. On May 4, 2006, a jury in Boston issued an initial decision in the case that Xigris and Evista sales infringe the patent. The jury awarded the plaintiffs approximately $65 million in damages, calculated by applying a 2.3 percent royalty to all U.S. sales of Xigris and Evista from the date of issuance of the patent through the date of trial. In addition, a separate bench trial with the U.S. District Court of Massachusetts was held in August 2006, on our contention that the patent is unenforceable and impermissibly covers natural processes. In June 2005, the United States Patent and Trademark Office (USPTO) commenced a reexamination of the patent, and in August 2007 took the position that the Ariad claims at issue are unpatentable, a position that Ariad continues to contest. In September 2007, the Court entered a final judgment indicating that Ariad's claims are patentable, valid, and enforceable, and finding damages in the amount of $65 million plus a 2.3 percent royalty on net U.S. sales of Xigris and Evista since the time of the jury decision. However, the Court deferred the requirement to pay any damages until after all rights to appeal have been exhausted. We have appealed this judgment. The Court of Appeals for the Federal Circuit heard oral arguments on the appeal on February 6, 2009. We believe that these allegations are without legal merit, that we will ultimately prevail on these issues, and therefore that the likelihood of any monetary damages is remote.

Government Investigations and Related Litigation

In March 2004, the Office of the U.S. Attorney for the Eastern District of Pennsylvania (EDPA) advised us that it had commenced an investigation related to our U.S. marketing and promotional practices, including our communications with physicians and remuneration of physician consultants and advisors, with respect to Zyprexa, Prozac, and Prozac Weekly. In addition, the State Medicaid Fraud Control Units of more than 30 states coordinated with the EDPA in its investigation of any Medicaid-related claims relating to our marketing and promotion of Zyprexa. In January 2009, we announced that we reached resolution of this matter. As part of the resolution, we pled guilty to one misdemeanor violation of the Food, Drug, and Cosmetic Act and agreed to pay $615.0 million. The misdemeanor plea is for the off-label promotion of Zyprexa in elderly populations as treatment for dementia, including Alzheimer's dementia, between September 1999 and March 2001. We have also entered into a settlement agreement resolving the federal civil claims, under which we will pay approximately $438.0 million, although we do not admit to the allegations. We have also agreed to settle the civil investigations brought by the State Medicaid Fraud Control Units of the states that have coordinated with the EDPA in its investigation, and will make available a maximum of approximately $362.0 million for payment to those states that agree to settle. The charge we recorded for this matter in the third quarter of $1.42 billion will be sufficient to cover these payments. Also, as part of the settlement, we have entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services (HHS). This agreement will require us to maintain our compliance program and to undertake a set of defined corporate integrity obligations for five years. The agreement also provides for an independent third-party review organization to assess and report on the company's systems, processes, policies, procedures and practices.

In June 2005, we received a subpoena from the Office of the Attorney General, Medicaid Fraud Control Unit, of the State of Florida, seeking production of documents relating to sales of Zyprexa and our marketing and promotional practices with respect to Zyprexa. In September 2006, we received a subpoena from the California Attorney General's Office seeking production of documents related to our efforts to obtain and maintain Zyprexa's status on California's formulary, marketing and promotional practices with respect to Zyprexa, and remuneration of health care providers. We expect these matters to be resolved if Florida and California participate in the state component of the EDPA resolution.

Beginning in August 2006, we received civil investigative demands or subpoenas from the attorneys general of a number of states under various state consumer protection laws. Most of these requests became part of a multistate investigative effort coordinated by an executive committee of attorneys general. In October 2008, we reached a settlement with 32 states and the District of Columbia. While there is no finding that we have violated any provision of the state laws under which the investigations were conducted, we paid $62.0 million and agreed to undertake certain commitments regarding Zyprexa for a period of six years, through consent decrees filed in the settling states. The 32 states participating in the settlement are: Alabama, Arizona, California, Delaware, Florida, Hawaii, Illinois, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Vermont, Washington, and Wisconsin.

Product Liability and Related Litigation

We have been named as a defendant in a large number of Zyprexa product liability lawsuits in the U.S. and have been notified of many other claims of individuals who have not filed suit. The lawsuits and unfiled claims (together the "claims") allege a variety of injuries from the use of Zyprexa, with the majority alleging that the product caused or contributed to diabetes or high blood-glucose levels. The claims seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the claims also allege that we improperly promoted the drug. Almost all of the federal lawsuits are part of a Multi-District Litigation (MDL) proceeding before The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York (MDL No. 1596).

Since June 2005, we have entered into agreements with various claimants' attorneys involved in U.S. Zyprexa product liability litigation to settle a substantial majority of the claims. The agreements cover a total of approximately 32,670 claimants, including a large number of previously filed lawsuits and other asserted claims. The two primary settlements were as follows:

- In June 2005, we reached an agreement in principle (and in September 2005 a final agreement) to settle more than 8,000 claims for $690.0 million plus $10.0 million to cover administration of the settlement.
- In January 2007, we reached agreements with a number of plaintiffs' attorneys to settle more than 18,000 claims for approximately $500 million.

The 2005 settlement totaling $700.0 million was paid during 2005. The January 2007 settlements were paid during 2007.

We are prepared to continue our vigorous defense of Zyprexa in all remaining claims. The U.S. Zyprexa product liability claims not subject to these agreements include approximately 105 lawsuits in the U.S. covering approximately 120 plaintiffs, of which about 80 cases covering about 90 plaintiffs are part of the MDL. No trials have been scheduled related to these claims.

In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. One of these four lawsuits has been certified for residents of Quebec, and a second has been certified in Ontario and includes all Canadian residents except for residents of Quebec and British Columbia. The allegations in the Canadian actions are similar to those in the litigation pending in the U.S.

Since the beginning of 2005, we have recorded aggregate net pretax charges of $1.61 billion for Zyprexa product liability matters. The net charges, which take into account our actual insurance recoveries, covered the following:

- The cost of the Zyprexa product liability settlements to date; and
- Reserves for product liability exposures and defense costs regarding the known Zyprexa product liability claims and expected future claims to the extent we could formulate a reasonable estimate of the probable number and cost of the claims.

In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels, and that we improperly promoted the drug. These cases have been removed to federal court and are now part of the MDL proceedings in the Eastern District of New York (EDNY). In these actions, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug-benefit programs, as well as the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses. We have been served with similar lawsuits filed by the states of Alaska, Arkansas, Connecticut, Idaho, Minnesota, Mississippi, Montana, New Mexico, Pennsylvania, South Carolina, Utah, and West Virginia in the courts of the respective states. The Connecticut, Louisiana, Minnesota, Mississippi, Montana, New Mexico, and West Virginia cases are part of the MDL proceedings in the EDNY. The Alaska case was settled in March 2008 for a payment of $15.0 million, plus terms designed to ensure, subject to certain limitations and conditions, that Alaska is treated as favorably as certain other states that may settle with us in the future over similar claims. The following cases have been set for trial in 2009: Connecticut in the EDNY in June, Pennsylvania in November, and South Carolina in August, in their respective states.

In 2005, two lawsuits were filed in the EDNY purporting to be nationwide class actions on behalf of all consumers and third-party payors, excluding governmental entities, which have made or will make payments for their members or insured patients being prescribed Zyprexa. These actions have now been consolidated into a single lawsuit, which is brought under certain state consumer protection statutes, the federal civil RICO statute, and common law theories, seeking a refund of the cost of Zyprexa, treble damages, punitive damages, and attorneys' fees. Two additional lawsuits were filed in the EDNY in 2006 on similar grounds. In September 2008, Judge Weinstein certified a class consisting of third-party payors, excluding governmental entities and individual consumers. We appealed the certification order, and Judge Weinstein's order denying our motion for summary judgment, in September 2008. In 2007, The Pennsylvania Employees Trust Fund brought claims in state court in Pennsylvania as insurer of Pennsylvania state employees, who were prescribed Zyprexa on similar grounds as described in the New York cases. As with the product liability suits, these lawsuits allege that we inadequately tested for and warned about side effects of Zyprexa and improperly promoted the drug. The Pennsylvania case is set for trial in October 2009.

We cannot determine with certainty the additional number of lawsuits and claims that may be asserted. The ultimate resolution of Zyprexa product liability and related litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In addition, we have been named as a defendant in numerous other product liability lawsuits involving primarily diethylstilbestrol (DES) and thimerosal. The majority of these claims are covered by insurance, subject to deductibles and coverage limits.

Because of the nature of pharmaceutical products, it is possible that we could become subject to large numbers of product liability and related claims for other products in the future. In the past few years, we have experienced difficulties in obtaining product liability insurance due to a very restrictive insurance market. Therefore, for substantially all of our currently marketed products, we have been and expect that we will continue to be completely self-insured for future product liability losses. In addition, there is no assurance that we will be able to fully collect from our insurance carriers in the future.

Environmental Matters

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. We also continue remediation of certain of our own sites. We have accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters. This takes into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. We have limited liability insurance coverage for certain environmental liabilities.

Note 15: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign Currency Translation Gains (Losses)	Unrealized Gains (Losses) on Securities	Defined Benefit Pension and Retiree Health Benefit Plans	Effective Portion of Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance at January 1, 2008	$1,317.0	$ 14.6	$ (1,151.6)	$(166.8)	$ 13.2
Other comprehensive income (loss)	(766.1)	(125.8)	(1,924.8)	16.7	(2,800.0)
Balance at December 31, 2008	$ 550.9	$(111.2)	$(3,076.4)	$(150.1)	$(2,786.8)

The amounts above are net of income taxes. The income taxes associated with the unrecognized net actuarial losses and prior service costs on our defined benefit pension and retiree health benefit plans (Note 13) were a benefit of $1.02 billion for 2008. The income taxes related to the other components of comprehensive income were not significant, as income taxes were not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of $1.7 million, $5.8 million, and $16.9 million, net of tax, in 2008, 2007, and 2006, respectively, for net realized gains on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of $9.6 million, $8.8 million, and $2.3 million, net of tax, in 2008, 2007, and 2006, respectively, for realized losses on foreign currency options and $7.9 million, $11.6 million, and $17.1 million, net of tax, in 2008, 2007, and 2006, respectively, for interest expense on interest rate swaps designated as cash flow hedges.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders' equity rather than in income.

Management's Reports

Management's Report for Financial Statements—Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company and subsidiaries is responsible for the accuracy, integrity, and fair presentation of the financial statements. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management. In management's opinion, the consolidated financial statements present fairly our financial position, results of operations, and cash flows.

In addition to the system of internal accounting controls, we maintain a code of conduct (known as *The Red Book*) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. *The Red Book* is reviewed on a periodic basis with employees worldwide, and all employees are required to report suspected violations. A hotline number is published in *The Red Book* to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to *The Red Book*, the CEO, and all financial management must sign a financial code of ethics, which further reinforces their fiduciary responsibilities.

The consolidated financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm. Their responsibility is to examine our consolidated financial statements in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Ernst & Young's opinion with respect to the fairness of the presentation of the statements (see opinion on page 66) is included in our annual report. Ernst & Young reports directly to the audit committee of the board of directors.

Our audit committee includes five nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is published in the proxy statement, outlines the members' roles and responsibilities and is consistent with enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and nonaudit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, the internal auditors, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant, and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, our underlying system of internal controls, and our people, who are objective in their responsibilities and operate under a code of conduct and the highest level of ethical standards.

Management's Report on Internal Control Over Financial Reporting—Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. We have global financial policies that govern critical areas, including internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of corporate assets. Our internal accounting control systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls. The general auditor reports directly to the audit committee of the board of directors.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, we concluded that our internal control over financial reporting was effective as of December 31, 2008. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The internal control over financial reporting has been assessed by Ernst & Young LLP. Their responsibility is to evaluate whether internal control over financial reporting was designed and operating effectively.

John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

Derica W. Rice
Senior Vice President and Chief Financial Officer

February 16, 2009

FINANCIALS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and comprehensive income (loss) (page 16, pages 21 through 23, 33, and pages 36 through 64) for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2009 expressed an unqualified opinion thereon.

As discussed in Note 12 to the financial statements, in 2007 Eli Lilly and Company and subsidiaries adopted a new accounting pronouncement for income taxes.

Ernst & Young LLP

Indianapolis, Indiana
February 16, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Eli Lilly and Company

We have audited Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eli Lilly and Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eli Lilly and Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Eli Lilly and Company and subsidiaries and our report dated February 16, 2009, expressed an unqualified opinion thereon.

Ernst & Young LLP

Indianapolis, Indiana
February 16, 2009

Notice of 2009 Annual Meeting and Proxy Statement

March 9, 2009

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders on Monday, April 20, 2009, at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, at 11:00 a.m. EDT.

The notice of meeting and proxy statement that follow describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet in order to be certain your shares are represented at the meeting, even if you plan to attend.

Please note our procedures for admission to the meeting described on page 71.

I look forward to seeing you at the meeting.



John C. Lechleiter, Ph.D.
Chairman, President, and Chief Executive Officer

Important notice regarding the availability of proxy materials for the shareholder meeting to be held April 20, 2009: The annual report and proxy statement are available at http://www.lilly.com/pdf/lillyar2008.pdf

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PROXY STATEMENT

Notice of Annual Meeting of Shareholders

April 20, 2009

The annual meeting of shareholders of Eli Lilly and Company will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 20, 2009, at 11:00 a.m. EDT for the following purposes:

- to elect four directors of the company to serve three-year terms
- to ratify the appointment by the audit committee of Ernst & Young LLP as principal independent auditor for the year 2009
- to approve amendments to the articles of incorporation to provide for annual election of all directors
- to reapprove the material terms of performance goals for the Eli Lilly and Company Bonus Plan
- to consider and vote on a shareholder proposal requesting that the board eliminate all supermajority voting provisions from the company's articles of incorporation and bylaws
- to consider and vote on a shareholder proposal requesting that the company amend its articles of incorporation to allow shareholders to amend the company's bylaws by majority vote
- to consider and vote on a shareholder proposal requesting that the board of directors adopt a policy of asking shareholders to ratify the compensation of named executive officers at the annual meeting of shareholders.

Shareholders of record at the close of business on February 13, 2009, will be entitled to vote at the meeting and at any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this proxy statement contains an admission ticket. If you plan to attend the meeting, please bring this ticket with you.

This combined proxy statement and annual report to shareholders and the proxy are being mailed on or about March 9, 2009.

By order of the board of directors,

James B. Lootens
Secretary

March 9, 2009
Indianapolis, Indiana

General Information

Why did I receive this proxy statement?

The board of directors of Eli Lilly and Company is soliciting proxies to be voted at the annual meeting of shareholders (the annual meeting) to be held on Monday, April 20, 2009, and at any adjournment of the annual meeting. When the company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

What will the shareholders vote on at the annual meeting?

Seven items:

- election of directors
- ratification of the appointment of principal independent auditor
- amending the company's articles of incorporation to provide for annual election of all directors
- reapproving performance goals for the company's cash bonus plan
- a shareholder proposal on eliminating supermajority voting provisions from the company's articles of incorporation and bylaws
- a shareholder proposal on allowing shareholders to amend the company's bylaws
- a shareholder proposal on shareholder ratification of executive compensation.

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?

Shareholders as of the close of business on February 13, 2009 (the record date) may vote at the annual meeting. You have one vote for each share of common stock you held on the record date, including shares:

- held directly in your name as the shareholder of record
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in the Lilly Employee 401(k) Plan (the 401(k) plan).

What constitutes a quorum?

A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the annual meeting. As of the record date, 1,149,015,882 shares of company common stock were issued and outstanding.

How many votes are required for the approval of each item?

There are differing vote requirements for the various proposals.

- The four nominees for director will be elected if they receive a majority of the votes cast. Abstentions will not count as votes cast either for or against a nominee.
- The following items of business will be approved if the votes cast for the proposal exceed those cast against the proposal:
  - —the appointment of principal independent auditor
  - —the management proposal to reapprove performance goals for the company's bonus plan
  - —the shareholder proposals.

  Abstentions will not be counted either for or against these proposals.
- The management proposal to amend the articles of incorporation to provide for annual election of all directors requires the vote of 80 percent of the outstanding shares. For this item, abstentions and broker nonvotes have the same effect as a vote against the proposal.

Broker nonvotes. If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the election of directors, the ratification of the auditor, and the management proposals on reapproving performance goals for the company's bonus plan and amending the articles of incorporation to provide for annual election of all directors, the broker may vote your shares in its discretion. For all other proposals, the broker may not vote your shares at all. When that happens, it is called a "broker nonvote."

How do I vote by proxy?
If you are a shareholder of record, you may vote your proxy by any one of the following methods.

By mail. Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf for the election of the nominees for director listed below, for the ratification of the appointment of the independent auditor, for the management proposals on amending the articles of incorporation and reapproving performance goals for the company's bonus plan, and against the shareholder proposals.

Note that if you previously elected to receive these materials electronically, you did not receive a proxy card. If you wish to vote by mail, rather than by telephone or on the Internet as discussed below, you may request paper copies of these materials, including a proxy card, by calling 317-433-5112. Please make sure you give us the control number from the e-mail message that you received notifying you of the electronic availability of these materials, along with your name and mailing address.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the enclosed proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. Telephone voting will be available until 11:59 p.m. EDT, April 19, 2009.

On the Internet. You may vote online at **www.proxyvote.com**. Follow the instructions on the enclosed proxy card or, if you received these materials electronically, follow the instructions in the e-mail message that notified you of their availability. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. Internet voting will be available until 11:59 p.m. EDT, April 19, 2009.

You have the right to revoke your proxy at any time before the meeting by (1) notifying the company's secretary in writing or (2) delivering a later-dated proxy by telephone, on the Internet, or by mail. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

How do I vote shares that are held by my broker?
If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides for you. Most brokers offer voting by mail, by telephone, and on the Internet.

How do I vote in person?
If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by mail, by telephone, or on the Internet even if you plan to attend the meeting.

How do I vote my shares in the 401(k) plan?
You may instruct the plan trustee on how to vote your shares in the 401(k) plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

How many shares in the 401(k) plan can I vote?
You may vote all the shares allocated to your account on the record date. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the 401(k) plan for which voting directions are not received. These undirected shares include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants to whose accounts the shares are credited)
- shares held in the plan that are not yet credited to individual participants' accounts.

All participants are named fiduciaries under the terms of the 401(k) plan and under the Employee Retirement Income Security Act (ERISA) for the limited purpose of voting shares credited to their accounts and the portion of undirected shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the undirected shares, you should check the box marked "I decline." Otherwise, the trustee will automatically apply your voting preferences to the undirected shares proportionally with all other participants who elected to have their votes applied in this manner.

What happens if I do not vote my 401(k) plan shares?
Your shares will be voted by other plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received.

What does it mean if I receive more than one proxy card?
It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

Who tabulates the votes?
The votes are tabulated by an independent inspector of election, IVS Associates, Inc.

What should I do if I want to attend the annual meeting?
All shareholders as of the record date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please fill it out and bring it with you to the meeting. The meeting will be held at the Lilly Center Auditorium. Please use the Lilly Center entrance to the south of the fountain at the intersection of Delaware and McCarty streets. You will need to pass through security, including a metal detector. Present your ticket to the usher at the meeting.

Parking will be available on a first-come, first-served basis in the garage indicated on the map on page 127. If you have questions about admittance or parking, you may call 317-433-5112.

How do I contact the board of directors?
You may send written communications to one or more members of the board, addressed to:

Presiding Director, Board of Directors
Eli Lilly and Company
c/o Corporate Secretary
Lilly Corporate Center
Indianapolis, Indiana 46285

All such communications will be forwarded to the relevant director(s), except for solicitations or other matters unrelated to the company.

How do I submit a shareholder proposal for the 2010 annual meeting?
The company's 2010 annual meeting is scheduled for April 19, 2010. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 9, 2009. Proposals should be addressed to the company's corporate secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the company's bylaws provide that any shareholder wishing to propose any other business at the annual meeting must give the company written notice by November 9, 2009. That notice must provide certain other information as described in the bylaws. Copies of the bylaws are available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

Does the company offer an opportunity to receive future proxy materials electronically?
Yes. If you are a shareholder of record or a member of the 401(k) plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available, along with a web address for viewing the materials and instructions for voting by telephone or on the Internet. If you have more than one account, you may receive separate e-mail notifications for each account.

You may sign up for electronic delivery in two ways:

- If you vote online as described above, you may sign up for electronic delivery at that time.
- You may sign up at any time by visiting **http://investor.lilly.com/services.cfm**.

If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

What are the benefits of electronic delivery?
Electronic delivery reduces the company's printing and mailing costs. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares online. If you have shares in more than one account, it is an easy way to avoid receiving duplicate copies of proxy materials.

What are the costs of electronic delivery?
The company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

Can I change my mind later?
Yes. You may discontinue electronic delivery at any time. For more information, call 317-433-5112.

What is "householding"?
We have adopted "householding," a procedure under which shareholders of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure saves printing and postage costs by reducing duplicative mailings.

Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings.

Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

What if I want to receive a separate copy of the annual report and proxy statement?
If you participate in householding and wish to receive a separate copy of the 2008 annual report and 2009 proxy statement, or if you wish to receive separate copies of future annual reports and proxy statements, please call 1-800-542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will deliver the requested documents to you promptly upon your request.

Directors' Biographies

Class of 2009
The following four directors' terms will expire at this year's annual meeting. Each of these directors has been nominated and is standing for election to serve a term that will expire in 2012. See page 113 of this proxy statement for more information.



Martin S. Feldstein, Ph.D. Age 69 Director since 2002
George F. Baker Professor of Economics, Harvard University
Dr. Feldstein is president emeritus of the National Bureau of Economic Research and the George F. Baker Professor of Economics at Harvard University. He became an assistant professor at Harvard in 1967, an associate professor in 1968, and a professor in 1969. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic adviser. President Obama has appointed him as a member of the Economic Recovery Advisory Board. He is a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a member of the executive committee of the Trilateral Commission and a director of American International Group, Inc. and Economic Studies, Inc. He is a member of the American Academy of Arts and Sciences and past president of the American Economic Association.



J. Erik Fyrwald Age 49 Director since 2005
Chairman, President, and Chief Executive Officer, Nalco Holding Company
Mr. Fyrwald joined Nalco Holding Company (a leading integrated water treatment and process improvement company) as chairman, president, and chief executive officer in February 2008. From 2003 to 2008, Mr. Fyrwald served as group vice president of the agriculture and nutrition division at E.I. du Pont de Nemours and Company. From 2000 until 2003, he was vice president and general manager of DuPont's Nutrition and Health business. In 1999, Mr. Fyrwald was vice president for corporate strategic planning and business development. At DuPont, Mr. Fyrwald held a broad variety of assignments in a number of divisions covering many industries. He has worked in several locations throughout North America and Asia.



Ellen R. Marram Age 62 Director since 2002
President, The Barnegat Group LLC
Ms. Marram is the president of The Barnegat Group LLC, a firm that provides business advisory services. She was a managing director at North Castle Partners, LLC from 2000 to 2005 and is currently an advisor to the firm. Prior to joining North Castle, she served as the chief executive officer of a start-up B2B exchange for the food and beverage industry. From 1993 to 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, she was president and chief executive officer of the Nabisco Biscuit Company, the largest operating unit of Nabisco, Inc.; from 1987 to 1988, she was president of Nabisco's Grocery Division; and from 1970 to 1986, she held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company and The New York Times Company, as well as several private companies. She serves on the boards of Institute for the Future, The New York-Presbyterian Hospital, Lincoln Center Theater, Families and Work Institute, and Citymeals-on-Wheels.



Douglas R. Oberhelman Age 56 Director since 2008

Group President, Caterpillar Inc.

Mr. Oberhelman is a group president of Caterpillar Inc. He joined Caterpillar in 1975 and has held a variety of positions, including senior finance representative based in South America for Caterpillar Americas Co; region finance manager and district manager for the company's North American Commercial Division; and managing director for strategic planning at Shin Caterpillar Mitsubishi, Caterpillar's affiliated company in Tokyo, Japan. Mr. Oberhelman was elected a vice president in 1995, serving as Caterpillar's chief financial officer from 1995 to November 1998. In 1998, he became vice president with responsibility for the engine products division and he was elected a group president and member of Caterpillar's executive office in 2002. Mr. Oberhelman serves on the boards of Ameren Corporation, The Nature Conservancy—Illinois Chapter, the National Association of Manufacturers, the Manufacturing Institute, Easter Seals, and the Wetlands America Trust. Mr. Oberhelman has been serving under interim election since December 2008.

Class of 2010

The following four directors will continue in office until 2010.



Sir Winfried Bischoff Age 67 Director since 2000

Retired Chairman, Citigroup Inc.

Sir Winfried Bischoff served as chairman of Citigroup Inc. from December 2007 until February 2009. He served as chairman of Citigroup Europe from 2000 to 2007. From 1995 to 2000, he was chairman of Schroders plc. He joined the Schroder Group in 1966 and held a number of positions there, including chairman of J. Henry Schroder & Co. and group chief executive of Schroders plc. He is a nonexecutive director of The McGraw-Hill Companies, Inc. and Prudential plc.



J. Michael Cook Age 66 Director since 2005

Retired Chairman and Chief Executive Officer, Deloitte & Touche LLP

Mr. Cook served as chairman and chief executive officer of Deloitte & Touche LLP from 1989 until his retirement in 1999. He joined Deloitte, Haskins & Sells in 1964 and served as chairman and chief executive from 1986 through 1989. Mr. Cook is an emeritus member of the Advisory Council of the Public Company Accounting Oversight Board and is a trustee of The Scripps Research Institute. He serves on the boards of Comcast Corporation and International Flavors & Fragrances Inc. He is chairman of the Accountability Advisory Council to the Comptroller General of the United States and is chairman of the Department of Defense Audit Advisory Committee. He was a member of the National Association of Corporate Directors Blue Ribbon Panel on Corporate Governance and was named the 62nd member of the Accounting Hall of Fame in 1999. He is past president of the Institute of Outstanding Directors.



Franklyn G. Prendergast, M.D., Ph.D. Age 63 Director since 1995

Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School; Director, Mayo Clinic Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center

Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School and the director of the Mayo Clinic Center for Individualized Medicine. He has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the board of trustees of the Mayo Foundation.



Kathi P. Seifert Age 59 Director since 1995
Retired Executive Vice President, Kimberly-Clark Corporation
Ms. Seifert served as executive vice president for Kimberly-Clark Corporation until June 2004. She joined Kimberly-Clark in 1978 and served in several capacities in connection with both the domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She is chairman of Katapult, LLC. Ms. Seifert serves on the boards of Supervalu Inc.; Revlon Consumer Products Corporation; Lexmark International, Inc.; Appleton Papers Inc.; the U.S. Fund for UNICEF; and the Fox Cities Performing Arts Center.

In addition, beginning on April 1, 2009, Mr. Alvarez will serve as a director under interim election for a term that will expire in 2010.



Ralph Alvarez Age 53
President and Chief Operating Officer, McDonald's Corporation
Mr. Alvarez has been president and chief operating officer of McDonald's Corporation since August 2006. Previously, he served as president of McDonald's North America, with responsibility for all the McDonald's restaurants in the U.S. and Canada. Prior to that, he was president of McDonald's USA. Mr. Alvarez joined McDonald's in 1994 and has held a variety of leadership roles throughout his career, including chief operations officer and president of the Central Division, both with McDonald's USA, and president of McDonald's Mexico. Prior to joining McDonald's, he held leadership positions at Burger King Corporation and Wendy's International, Inc. Mr. Alvarez serves on the boards of McDonald's Corporation and KeyCorp. He currently serves on the President's Council and the International Advisory Board of the University of Miami, and he is a member of the board of trustees for Chicago's Field Museum.

Class of 2011
The following four directors will continue in office until 2011.



Michael L. Eskew Age 59 Director since 2008
Former Chairman and Chief Executive Officer, United Parcel Service, Inc.
Mr. Eskew served as chairman and chief executive officer of United Parcel Service, Inc., from January 2002 until December 2007. He continues to serve on the UPS board of directors. Mr. Eskew began his UPS career in 1972 as an industrial engineering manager and held various positions of increasing responsibility, including time with UPS's operations in Germany and with UPS Airlines. In 1993, Mr. Eskew was named corporate vice president for industrial engineering. Two years later he became group vice president for engineering. In 1998, he was elected to the UPS board of directors. In 1999, Mr. Eskew was named executive vice president and a year later was given the additional title of vice chairman. Mr. Eskew serves as chairman of the board of trustees of the Annie E. Casey Foundation. He also serves on the boards of 3M Corporation and IBM Corporation.



Alfred G. Gilman, M.D., Ph.D. Age 67 Director since 1995

Executive Vice President for Academic Affairs and Provost, The University of Texas Southwestern Medical Center at Dallas; Dean, Southwestern Medical School; and Regental Professor of Pharmacology and Director of the Cecil and Ida Green Center for Molecular, Computational, and Systems Biology, The University of Texas Southwestern Medical Center

Dr. Gilman has served as executive vice president for academic affairs and provost of the University of Texas Southwestern Medical Center at Dallas and dean of the University of Texas Southwestern Medical School since 2005 and professor of pharmacology at the University of Texas Southwestern Medical Center since 1981. He holds the Raymond and Ellen Willie Distinguished Chair of Molecular Neuropharmacology, the Nadine and Tom Craddick Distinguished Chair in Medical Science, and the Atticus James Gill, M.D., Chair in Medical Science at the university and was named a regental professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 to 1981 and was named a professor of pharmacology there in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.



Karen N. Horn, Ph.D. Age 65 Director since 1987

Retired President, Private Client Services, and Managing Director, Marsh, Inc.

Ms. Horn served as president of Private Client Services and managing director of Marsh, Inc. from 1999 until her retirement in 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chairman and chief executive officer of Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell Telephone Company of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of T. Rowe Price Mutual Funds; The U.S. Russia Investment Fund, a presidential appointment; Simon Property Group, Inc.; and Norfolk Southern Corporation. Ms. Horn has been senior managing director of Brock Capital Group since 2004.



John C. Lechleiter, Ph.D. Age 55 Director since 2005

Chairman, President, and Chief Executive Officer

Dr. Lechleiter became chairman of Eli Lilly and Company on January 1, 2009. Dr. Lechleiter was named president and chief executive officer of the company in April 2008. He served as president and chief operating officer from 2005 to 2008. He joined Lilly in 1979 as a senior organic chemist and has held management positions in England and the U.S. He was named vice president of pharmaceutical product development in 1993 and vice president of regulatory affairs in 1994. In 1996, he was named vice president for development and regulatory affairs. Dr. Lechleiter became senior vice president of pharmaceutical products in 1998, and executive vice president of pharmaceutical products and corporate development in 2001. He was named executive vice president of pharmaceutical operations in 2004. He is a member of the American Chemical Society. Dr. Lechleiter serves as a member of the executive committee of the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA) and as a member of the Business Roundtable and the Business Council. He also serves as a member of the Visiting Committee of Harvard Business School and a member of the board of trustees of Xavier University (Cincinnati, Ohio). In addition, he serves as a distinguished advisor to The Children's Museum of Indianapolis and a member of the United Way of Central Indiana board of directors.

Highlights of the Company's Corporate Governance Guidelines

The board of directors has established guidelines that it follows in matters of corporate governance. The following summary provides highlights of those guidelines. A complete copy of the guidelines is available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

I. Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the company's management. Their responsibilities include:

- providing general oversight of the business
- approving corporate strategy
- approving major management initiatives
- providing oversight of legal and ethical conduct
- overseeing the company's management of significant business risks
- selecting, compensating, and evaluating directors
- evaluating board processes and performance
- selecting, compensating, evaluating, and, when necessary, replacing the chief executive officer, and compensating other executive officers
- ensuring that a succession plan is in place for all senior executives.

II. Composition of the Board

Mix of Independent Directors and Officer-Directors

There should always be a substantial majority (75 percent or more) of independent directors. The chief executive officer should be a board member. Other officers may, from time to time, be board members, but no officer other than the chief executive officer should expect to be elected to the board by virtue of his or her office.

Selection of Director Candidates

The board is responsible for selecting candidates for board membership and for establishing the criteria to be used in identifying potential candidates. The board delegates the screening process to the directors and corporate governance committee. For more information on the director nomination process, including the current selection criteria, see "Directors and Corporate Governance Committee Matters" on pages 85–86.

Independence Determinations

The board annually determines the independence of directors based on a review by the directors and corporate governance committee. No director is considered independent unless the board has determined that he or she has no material relationship with the company, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the board has adopted categorical independence standards consistent with the New York Stock Exchange listing guidelines.

Specifically, a director is not considered independent if (i) the director or an immediate family member is a current partner of Lilly's independent auditor (currently Ernst & Young LLP); (ii) the director is a current employee of such firm; (iii) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on the listed company's audit within that time.

In addition, a director is not considered independent if any of the following relationships existed within the previous three years:

- a director who is an employee of Lilly, or whose immediate family member is an executive officer of Lilly. Temporary service by an independent director as interim chairman or chief executive officer will not disqualify the director from being independent following completion of that service.
- a director who receives any direct compensation from Lilly other than the director's normal director compensation, or whose immediate family member receives more than $120,000 per year in direct compensation from Lilly other than for service as a nonexecutive employee.
- a director who is employed (or whose immediate family member is employed as an executive officer) by another company where any Lilly executive officer serves on the compensation committee of that company's board.

- a director who is employed by, who is a 10 percent shareholder of, or whose immediate family member is an executive officer of a company that makes payments to or receives payments from Lilly for property or services that exceed the greater of $1 million or two percent of that company's gross revenues in a single fiscal year.
- a director who is an executive officer of a nonprofit organization that receives grants or contributions from Lilly in a single fiscal year exceeding the greater of $1 million or two percent of that organization's gross revenues in a single fiscal year.

Members of the audit, compensation, and directors and corporate governance committees must meet all applicable independence tests of the New York Stock Exchange, Securities and Exchange Commission, and Internal Revenue Service.

In February 2009, the directors and corporate governance committee reviewed directors' responses to a questionnaire asking about their relationships with the company (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships, or arrangements between the company and the directors or parties related to the directors. The committee determined that all 11 nonemployee directors listed below are independent, and that the members of the audit, compensation, and directors and corporate governance committees also meet the independence tests referenced above. The committee recommended this conclusion to the board and explained the basis for its decision, and this conclusion was adopted by the full board. The committee and the board determined that none of the 11 directors listed below has had during the last three years (i) any of the relationships listed above or (ii) any other material relationship with the company that would compromise his or her independence. The table below includes a description of categories or types of transactions, relationships, or arrangements considered by the board (in addition to those listed above) in reaching its determination that the directors are independent. All of these relationships and transactions were entered into at arm's length in the normal course of business and, to the extent they are commercial relationships, have standard commercial terms. None of these relationships or transactions exceeded the thresholds described above or otherwise compromise the independence of the named director.

Name	Independent	Transactions/Relationships/Arrangements
Sir Winfried Bischoff	Yes	Commercial banking, capital markets, and indenture trustee relationships between Lilly and various Citigroup banks—immaterial
Mr. Cook	Yes	None
Mr. Eskew	Yes	None
Dr. Feldstein	Yes	Lilly grants and contributions to Harvard University—immaterial
Mr. Fyrwald	Yes	Lilly's purchase of DuPont and Nalco products and services—immaterial
Dr. Gilman	Yes	Lilly grants and contributions to the University of Texas Southwestern Medical Center—immaterial
Ms. Horn	Yes	None
Ms. Marram	Yes	None
Mr. Oberhelman	Yes	None
Dr. Prendergast	Yes	Lilly grants and contributions to Mayo Clinic and Mayo Foundation—immaterial
Ms. Seifert	Yes	None

Director Tenure

Subject to the company's charter documents, the governance guidelines establish the following expectations for director tenure:

- A company officer-director, including the chief executive officer, will resign from the board at the time he or she retires or otherwise ceases to be an active employee of the company.
- Nonemployee directors will retire from the board not later than the annual meeting of shareholders that follows their seventy-second birthday.
- Directors may stand for reelection even though the board's retirement policy would prevent them from completing a full three-year term.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the board. The directors and corporate governance committee will assess the situation and recommend to the board whether to accept the resignation.

Voting for Directors

In an uncontested election, any nominee for director who fails to receive a majority of the votes cast shall promptly tender his or her resignation following certification of the shareholder vote. The directors and corporate governance committee will consider the resignation offer and recommend to the board whether to accept it. The board will act on the committee's recommendation within 90 days following certification of the shareholder vote. Board action on the matter will require the approval of a majority of the independent directors.

The company will disclose the board's decision on a Form 8-K furnished to the Securities and Exchange Commission within four business days after the decision, including a full explanation of the process by which the decision was reached and, if applicable, the reasons why the board rejected the director's resignation. If the resignation is accepted, the directors and corporate governance committee will recommend to the board whether to fill the vacancy or reduce the size of the board.

Any director who tenders his or her resignation under this provision will not participate in the committee or board deliberations regarding whether to accept the resignation offer. If each member of the directors and corporate governance committee fails to receive a majority of the votes cast at the same election, then the independent directors who did receive a majority of the votes cast will appoint a committee amongst themselves to consider the resignation offers and recommend to the board whether to accept them.

III. Director Compensation and Equity Ownership

The directors and corporate governance committee annually reviews board compensation. Any recommendations for changes are made to the full board by the committee.

Directors should hold meaningful equity ownership positions in the company; accordingly, a significant portion of overall director compensation is in the form of company equity. Directors are required to hold Lilly stock valued at a minimum of five times their annual cash retainer; new directors are allowed five years to reach this ownership level.

IV. Key Responsibilities of the Board

Selection of Chairman and Chief Executive Officer; Succession Planning

The board customarily combines the roles of chairman and chief executive officer, believing this generally provides the most efficient and effective leadership model for the company. The board anticipates that, in certain circumstances, and particularly during relatively short periods of leadership transition, these roles may be assigned to two different persons. The presiding director recommends to the board an appropriate process by which a new chairman and chief executive officer will be selected.

A key responsibility of the CEO and the board is ensuring that an effective process is in place to provide continuity of leadership over the long term at all levels in the company. Each year, succession planning reviews are held at every significant organizational level of the company, culminating in a full review of senior leadership talent by the independent directors. During this review, the CEO and the independent directors discuss future candidates for senior leadership positions, succession timing for those positions, and development plans for the highest-potential candidates. This process ensures continuity of leadership over the long term, and it forms the basis on which the company makes ongoing leadership assignments. It is a key success factor in managing the long planning and investment lead times of our business.

In addition, the CEO maintains in place at all times, and reviews with the independent directors, a confidential plan for the timely and efficient transfer of his or her responsibilities in the event of an emergency or his or her sudden incapacitation or departure.

Evaluation of Chief Executive Officer

The presiding director leads the independent directors annually in assessing the performance of the chief executive officer. The results of this review are discussed with the chief executive officer and considered by the compensation committee in establishing his or her compensation for the next year.

Corporate Strategy

Once each year, the board devotes an extended meeting to an update from management regarding the strategic issues and opportunities facing the company, allowing the board an opportunity to provide direction for the corporate strategic plan. Throughout the year, significant corporate strategy decisions are brought to the board for approval.

Code of Ethics

The board approved the company's code of ethics, which complies with the requirements of the New York Stock Exchange and the Securities and Exchange Commission. This code is set out in:

- *The Red Book*, a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our board of directors
- the company's *Code of Ethical Conduct for Lilly Financial Management*, a supplemental code for our chief executive

officer and all members of financial management that recognizes the unique responsibilities of those individuals in assuring proper accounting, financial reporting, internal controls, and financial stewardship.

Both documents are available online at **http://www.lilly.com/about/compliance/conduct/** or in paper form upon request to the company's corporate secretary.

The audit committee and public policy and compliance committee assist in the board's oversight of compliance programs with respect to matters covered in the code of ethics.

V. Functioning of the Board

Executive Session of Directors

The independent directors meet alone in executive session at every regularly scheduled board meeting. In addition, at least twice a year, the independent directors meet in executive session with the chief executive officer.

Presiding Director

The board appoints a presiding director from among the independent directors (currently Ms. Horn). The presiding director:

- leads the board's process for selecting and evaluating the chief executive officer;
- presides at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors unless the directors decide that, due to the subject matter of the session, another independent director should preside;
- serves as a liaison between the chairman and the independent directors;
- approves meeting agendas and schedules and generally approves information sent to the board;
- has the authority to call meetings of the independent directors; and
- has the authority to retain independent counsel or other advisors to the board.

Conflicts of Interest

Occasionally a director's business or personal relationships may give rise to an interest that conflicts, or appears to conflict, with the interests of the company. Directors must disclose to the company all relationships that create a conflict or an appearance of a conflict. The board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any conflict or appearance of a conflict, board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

Review and Approval of Transactions with Related Persons

The board has adopted a written policy and written procedures for review, approval, and monitoring of transactions involving the company and "related persons" (directors and executive officers, their immediate family members, or shareholders owning five percent or greater of the company's outstanding stock). The policy covers any related-person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest).

Policy

- Related-person transactions must be approved by the board or by a committee of the board consisting solely of independent directors, who will approve the transaction only if they determine that it is in the best interests of the company. In considering the transaction, the board or committee will consider all relevant factors, including as applicable (i) the company's business rationale for entering into the transaction; (ii) the alternatives to entering into a related-person transaction; (iii) whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (v) the overall fairness of the transaction to the company.
- The board or relevant committee will periodically monitor the transaction to ensure that there are no changed circumstances that would render it advisable for the company to amend or terminate the transaction.

Procedures

- Management or the affected director or executive officer will bring the matter to the attention of the chairman, the presiding director, the chair of the directors and corporate governance committee, or the secretary.
- The chairman and the presiding director shall jointly determine (or, if either is involved in the transaction, the other shall determine in consultation with the chair of the directors and corporate governance committee) whether the matter should be considered by the board or by one of its existing committees consisting only of independent directors.
- If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction.
- The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable.
- The board or relevant committee will review the transaction annually to determine whether it continues to be in the company's best interests.

The only related-person transaction is a time-share arrangement (now ended) between the company and Mr. Taurel as described on page 110. The compensation committee approved and monitored this arrangement consistent with the above policy.

Orientation and Continuing Education

A comprehensive orientation process is in place for new directors. In addition, directors receive ongoing continuing education through educational sessions at meetings, the annual strategy retreat, and periodic mailings between meetings. We hold periodic mandatory training sessions for the audit committee, to which other directors and executive officers are invited. We also afford directors the opportunity to attend external director education programs.

Director Access to Management and Independent Advisers

Independent directors have direct access to members of management whenever they deem it necessary. The independent directors and the committees are also free to retain their own independent advisers, at company expense, whenever they feel it would be desirable to do so. In accordance with New York Stock Exchange listing standards, the audit, compensation, and directors and corporate governance committees have sole authority to retain independent advisers to their respective committees.

Assessment of Board Processes and Performance

The directors and corporate governance committee annually assesses the performance of the board, its committees, and board processes based on inputs from all directors. The committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

VI. Board Committees

Number, Structure, and Independence

The duties and membership of the six board-appointed committees are described below. Only independent directors may serve on the audit, compensation, directors and corporate governance, and public policy and compliance committees. Only independent directors may chair any committee.

Committee membership and selection of committee chairs are recommended to the board by the directors and corporate governance committee after consulting the chairman of the board and after considering the desires of the board members.

Functioning of Committees

Each committee reviews and approves its own charter annually, and the directors and corporate governance committee reviews and approves all committee charters annually. The board may form new committees or disband a current committee (except the audit, compensation, and directors and corporate governance committees) as it deems appropriate. The chair of each committee determines the frequency and agenda of committee meetings. In addition, the audit and compensation committees meet alone in executive session on a regular basis; all other committees meet in executive session as needed.

All six committee charters are available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

Committees of the Board of Directors

Audit Committee
The duties of the audit committee are described in the "Audit Committee Report" found on pages 86–87.

Directors and Corporate Governance Committee
The duties of the directors and corporate governance committee are described on page 85.

Compensation Committee
The duties of the compensation committee are described on pages 88–89, and the "Compensation Committee Report" is shown on page 99.

Public Policy and Compliance Committee
- oversees the processes by which the company conducts its business so that the company will do so in a manner that complies with laws and regulations and reflects the highest standards of integrity
- reviews and makes recommendations regarding policies, practices, and procedures of the company that relate to public policy and social, political, and economic issues that may affect the company.

Finance Committee
- reviews and makes recommendations regarding capital structure and strategies, including dividends, stock repurchases, capital expenditures, financings and borrowings, and significant business development projects.

Science and Technology Committee
- reviews and makes recommendations regarding the company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development
- reviews scientific aspects of significant business development projects.

Membership and Meetings of the Board and Its Committees

In 2008, each director attended more than 85 percent of the total number of meetings of the board and the committees on which he or she serves. In addition, all board members are expected to attend the annual meeting of shareholders, and all but one attended in 2008. Current committee membership and the number of meetings of the board and each committee in 2008 are shown in the table below.

Name	Board	Audit	Compensation	Directors and Corporate Governance	Finance	Public Policy and Compliance	Science and Technology
Mr. Alvarez[1]	Member				Member	Member	
Sir Winfried Bischoff	Member			Member	Chair		
Mr. Cook	Member	Chair			Member		
Mr. Eskew	Member	Member	Member				
Dr. Feldstein	Member	Member			Member	Chair	
Mr. Fisher[2]							
Mr. Fyrwald	Member		Member				Member
Dr. Gilman	Member					Member	Chair
Ms. Horn	Presiding Director		Chair	Member			
Dr. Lechleiter	Chair						
Ms. Marram	Member		Member	Chair			
Mr. Oberhelman[3]	Member	Member			Member		
Dr. Prendergast	Member					Member	Member
Ms. Seifert	Member	Member				Member	
Mr. Taurel[4]							
Number of 2008 Meetings	9	9	9	6	5	5	5

[1] Mr. Alvarez's term begins April 1, 2009.
[2] Mr. Fisher retired from the board as of April 21, 2008.
[3] Mr. Oberhelman joined the board as of December 1, 2008.
[4] Mr. Taurel retired from the board as of December 31, 2008.

Directors' Compensation

Directors who are employees receive no additional compensation for serving on the board or its committees.

Cash Compensation
The company provides nonemployee directors the following cash compensation:

- retainer of $80,000 per year (payable monthly)
- $1,000 for each committee meeting attended
- $2,000 to the committee chairpersons for each committee meeting conducted as compensation for the chairperson's preparation time
- retainer of $20,000 per year to the presiding director
- reimbursement for customary and usual travel expenses.

Stock Compensation
Stock compensation for nonemployee directors consists of:

- shares of Lilly stock equaling $145,000, deposited annually in a deferred share account in the Lilly Directors' Deferral Plan (as described below), payable after service on the board has ended.

Lilly Directors' Deferral Plan
This plan allows nonemployee directors to defer receipt of all or part of their retainer and meeting fees until after their service on the board has ended. Each director can choose to invest the funds in one or both of two accounts:

- *Deferred Share Account.* This account allows the director, in effect, to invest his or her deferred cash compensation in Lilly stock. In addition, the annual award of shares to each director noted above (4,513 shares in 2008) is credited to this account on a pre-set annual date. Funds in this account are credited as hypothetical shares of Lilly stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are "reinvested" in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred share accounts are hypothetical and are not issued or transferred until the director ends his or her service on the board.
- *Deferred Compensation Account.* Funds in this account earn interest each year at a rate of 120 percent of the applicable federal long-term rate, compounded monthly, as established the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code. The rate for 2009 is 5.2 percent. The aggregate amount of interest that accrued in 2008 for the participating directors was $148,138, at a rate of 5.5 percent.

Both accounts may be paid in a lump sum or in annual installments for up to 10 years, beginning the second January following the director's departure from the board. Amounts in the deferred share account are paid in shares of Lilly stock.

In 2008, we provided the following compensation to directors who are not employees:

Directors' Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)[4]
Current				
Sir Winfried Bischoff	$106,000	$145,000	$16,844	$267,844
Mr. Cook	$121,000	$145,000	$29,320	$295,320
Mr. Eskew	$87,333	$145,000	$8,399	$240,732
Dr. Feldstein	$108,000	$145,000	$48,699	$301,699
Mr. Fyrwald	$102,000	$145,000	$13,295	$260,295
Dr. Gilman	$100,000	$145,000	$50,191	$295,191
Ms. Horn	$133,000	$145,000	$33,915	$311,915
Ms. Marram	$106,000	$145,000	$48,173	$299,173
Mr. Oberhelman	$7,667	$0	$16,590	$24,257
Dr. Prendergast	$93,000	$145,000	$20,478	$258,478
Ms. Seifert	$94,000	$145,000	$34,676	$273,676
Retired				
Mr. Fisher	$28,667	$0	$1,549	$30,216

[1] The following directors deferred 2008 cash compensation into their deferred share accounts under the Lilly Directors' Deferral Plan (further described above):

Name	2008 Cash Deferred	Shares
Current		
Mr. Fyrwald	$102,000	2,354
Retired		
Mr. Fisher	$14,333	284

[2] Each nonemployee director, other than Mr. Fisher and Mr. Oberhelman, received an award of stock with a grant date fair value of $145,000 (4,513 shares). This stock award and all prior stock awards are fully vested in that they are not subject to forfeiture; however, the shares are not issued until the director ends his or her service on the board, as further described above under "Lilly Directors' Deferral Plan." The table shows the expense recognized by the company for each director's stock award.

[3] This column includes amounts donated by the Eli Lilly and Company Foundation, Inc. under its matching gift program, which is generally available to U.S. employees as well as the outside directors. Under this program, the foundation matches 100 percent of charitable donations over $25 made to eligible charities, up to a maximum of $90,000 per year for each individual. The foundation matched the following donations for outside directors in 2008 via payments made directly to the recipient charity: Mr. Cook, $24,500; Mr. Eskew, $5,500; Dr. Feldstein, $27,000; Mr. Fisher, $1,000; Mr. Fyrwald, $10,000; Dr. Gilman, $36,000; Ms. Horn, $8,275; Ms. Marram, $33,000; Mr. Oberhelman, $16,590; and Ms. Seifert, $34,676. This column also includes the following amounts for expenses for the directors' spouses to travel to and participate in board functions that included spouse participation: Sir Winfried Bischoff, $12,437; Dr. Feldstein, $16,119; Dr. Gilman, $10,376; Ms. Horn, $19,045; Ms. Marram, $10,969; and Dr. Prendergast, $17,382. For all directors except Mr. Fisher, Mr. Oberhelman, and Ms. Seifert, the amounts in this column also include tax reimbursements related to expenses for the directors' spouses to travel to and participate in board functions that included spouse participation.

[4] Directors do not participate in a Lilly pension plan or non-equity incentive plan.

Directors' Outstanding Stock Options

Name	Grant Date	Expiration Date	Exercise Price	Outstanding Stock Options (Exercisable)
Sir Winfried Bischoff	2/20/2001	2/18/2011	$73.98	2,800
	2/19/2002	2/17/2012	$75.92	2,800
	2/18/2003	2/18/2013	$57.85	2,800
	2/17/2004	2/17/2014	$73.11	2,800
Mr. Cook	—	—	—	0
Mr. Eskew	—	—	—	0
Dr. Feldstein	2/19/2002	2/17/2012	$75.92	2,800
	2/18/2003	2/18/2013	$57.85	2,800
	2/17/2004	2/17/2014	$73.11	2,800
Mr. Fyrwald	—	—	—	0
Dr. Gilman	4/20/2000	4/19/2010	$75.94	2,800
	2/20/2001	2/18/2011	$73.98	2,800
	2/19/2002	2/17/2012	$75.92	2,800
	2/18/2003	2/18/2013	$57.85	2,800
	2/17/2004	2/17/2014	$73.11	2,800
Ms. Horn	4/20/2000	4/19/2010	$75.94	2,800
	2/20/2001	2/18/2011	$73.98	2,800
	2/19/2002	2/17/2012	$75.92	2,800
	2/18/2003	2/18/2013	$57.85	2,800
	2/17/2004	2/17/2014	$73.11	2,800
Ms. Marram	2/18/2003	2/18/2013	$57.85	2,800
	2/17/2004	2/17/2014	$73.11	2,800
Mr. Oberhelman	—	—	—	0
Dr. Prendergast	4/20/2000	4/19/2010	$75.94	2,800
	2/20/2001	2/18/2011	$73.98	2,800
	2/19/2002	2/17/2012	$75.92	2,800
	2/18/2003	2/18/2013	$57.85	2,800
	2/17/2004	2/17/2014	$73.11	2,800
Ms. Seifert	4/20/2000	4/19/2010	$75.94	2,800
	2/20/2001	2/18/2011	$73.98	2,800
	2/19/2002	2/17/2012	$75.92	2,800
	2/18/2003	2/18/2013	$57.85	2,800
	2/17/2004	2/17/2014	$73.11	2,800

Directors and Corporate Governance Committee Matters

Overview

The directors and corporate governance committee recommends candidates for membership on the board and board committees. The committee also oversees matters of corporate governance, director independence, director compensation, and board performance. The committee's charter is available online at **http://investor.lilly.com/governance.cfm** or in paper form upon request to the company's corporate secretary.

All committee members are independent as defined in the New York Stock Exchange listing requirements.

Director Nomination Process

The board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the board's deliberations and decisions. Candidates shall have substantial experience with one or more publicly traded national or multinational companies or shall have achieved a high level of distinction in their chosen fields.

Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, and ethnicity. The board is particularly interested in maintaining a mix that includes the following backgrounds:

- active or retired chief executive officers and senior executives, particularly those with experience in operations, finance or banking, and marketing or sales
- international business
- medicine and science
- government and public policy
- health care environment and policy.

The board delegates the screening process to the directors and corporate governance committee, which receives direct input from other board members. Potential candidates are identified by recommendations from several sources, including:

- incumbent directors
- management
- shareholders
- an independent executive search firm retained by the committee to assist in locating and screening candidates meeting the board's selection criteria.

The committee employs the same process for evaluating all candidates, including those submitted by shareholders. The committee initially evaluates a candidate based on publicly available information and any additional information supplied by the party recommending the candidate. If the candidate appears to satisfy the selection criteria and the committee's initial evaluation is favorable, the committee, assisted by management or the search firm, gathers additional data on the candidate's qualifications, availability, probable level of interest, and any potential conflicts of interest. If the committee's subsequent evaluation continues to be favorable, the candidate is contacted by the chairman of the board and one or more of the independent directors for direct discussions to determine the mutual levels of interest in pursuing the candidacy. If these discussions are favorable, the committee makes a final recommendation to the board to nominate the candidate for election by the shareholders (or to select the candidate to fill a vacancy, as applicable). Mr. Oberhelman, who is standing for election, and Mr. Alvarez, who will serve under interim election beginning April 1, 2009, were referred to the committee by an independent executive search firm.

Process for Submitting Recommendations and Nominations

A shareholder who wishes to recommend a director candidate for evaluation by the committee pursuant to this process should forward the candidate's name and information about the candidate's qualifications to the chairman of the directors and corporate governance committee, in care of the corporate secretary, at Lilly Corporate Center, Indianapolis, Indiana 46285. The candidate must meet the selection criteria described above and must be willing and expressly interested in serving on the board.

Under Section 1.9 of the company's bylaws, a shareholder who wishes to directly nominate a director candidate at the 2010 annual meeting (i.e., to propose a candidate for election who is not otherwise nominated by the board through the recommendation process described above) must give the company written notice by November 9, 2009. The notice should be addressed to the corporate secretary at Lilly Corporate Center, Indianapolis, Indiana 46285. The notice must contain prescribed information about the candidate and about the shareholder proposing the candidate as described in more detail in Section 1.9 of the bylaws. A copy of the bylaws is available online at **http://investor.lilly.com/governance.cfm**. The bylaws will also be provided by mail without charge upon request to the corporate secretary.

Audit Committee Matters

Audit Committee Membership

All members of the audit committee are independent as defined in the New York Stock Exchange listing standards applicable to audit committee members. The board of directors has determined that Mr. J. Michael Cook and Mr. Michael L. Eskew are audit committee financial experts, as defined in the rules of the Securities and Exchange Commission.

Audit Committee Report

The audit committee ("we" or "the committee") reviews the company's financial reporting process on behalf of the board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls and disclosure controls. In this context, we have met and held discussions with management and the independent auditor. Management represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we have reviewed and discussed the audited financial statements and related disclosures with management and the independent auditor, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent auditor reports to us. We have sole authority to appoint (subject to shareholder ratification) and to terminate the engagement of the independent auditor.

We have discussed with the independent auditor matters required to be discussed by Statement on Auditing

Standards No. 61 (Communication with Audit Committees), as amended and as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, we have received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding communications with the audit committee concerning independence, and have discussed with the independent auditor the auditor's independence from the company and its management. In concluding that the auditor is independent, we determined, among other things, that the nonaudit services provided by Ernst & Young LLP (as described below) were compatible with its independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, we have adopted policies to avoid compromising the independence of the independent auditor, such as prior committee approval of nonaudit services and required audit partner rotation.

We discussed with the company's internal and independent auditors the overall scope and plans for their respective audits, including internal control testing under Section 404 of the Sarbanes-Oxley Act. We periodically meet with the internal and independent auditors, with and without management present, and in private sessions with members of senior management (such as the chief financial officer and the chief accounting officer) to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. We also periodically meet in executive session.

In reliance on the reviews and discussions referred to above, we recommended to the board (and the board subsequently approved the recommendation) that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission. We have also appointed the company's independent auditor, subject to shareholder ratification, for 2009.

Audit Committee
J. Michael Cook, Chair
Michael L. Eskew
Martin S. Feldstein, Ph.D.
Douglas R. Oberhelman
Kathi P. Seifert

Services Performed by the Independent Auditor

The audit committee preapproves all services performed by the independent auditor, in part to assess whether the provision of such services might impair the auditor's independence. The committee's policy and procedures are as follows:

- The committee approves the annual **audit services** engagement and, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, company structure, or other matters. The committee may also preapprove other audit services, which are those services that only the independent auditor reasonably can provide. Since 2004, audit services have included internal controls attestation work under Section 404 of the Sarbanes-Oxley Act.
- **Audit-related services** are assurance and related services that are reasonably related to the performance of the audit, and that are traditionally performed by the independent auditor. The committee believes that the provision of these services does not impair the independence of the auditor.
- **Tax services.** The committee believes that, in appropriate cases, the independent auditor can provide tax compliance services, tax planning, and tax advice without impairing the auditor's independence.
- The committee may approve **other services** to be provided by the independent auditor if (i) the services are permissible under SEC and PCAOB rules, (ii) the committee believes the provision of the services would not impair the independence of the auditor, and (iii) management believes that the auditor is the best choice to provide the services.
- **Process.** At the beginning of each audit year, management requests prior committee approval of the annual audit, statutory audits, and quarterly reviews for the upcoming audit year as well as any other engagements known at that time. Management will also present at that time an estimate of all fees for the upcoming audit year. As specific engagements are identified thereafter, they are brought forward to the committee for approval. To the extent approvals are required between regularly scheduled committee meetings, preapproval authority is delegated to the committee chair.

For each engagement, management provides the committee with information about the services and fees sufficiently detailed to allow the committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor.

After the end of the audit year, management provides the committee with a summary of the actual fees incurred for the completed audit year.

Independent Auditor Fees

The following table shows the fees incurred for services rendered on a worldwide basis by Ernst & Young LLP, the company's independent auditor, in 2008 and 2007. All such services were preapproved by the committee in accordance with the preapproval policy.

	2008 (millions)	2007 (millions)
Audit Fees • Annual audit of consolidated and subsidiary financial statements, including Sarbanes-Oxley 404 attestation • Reviews of quarterly financial statements • Other services normally provided by the auditor in connection with statutory and regulatory filings	$8.0	$7.0
Audit-Related Fees • Assurance and related services reasonably related to the performance of the audit or reviews of the financial statements —2008 and 2007: primarily related to employee benefit plan and other ancillary audits, and due diligence services on acquisitions	$0.8	$0.4
Tax Fees • 2008 and 2007: primarily related to consulting and compliance services	$1.7	$1.4
All Other Fees • 2008 and 2007: primarily related to compliance services outside the U.S.	$0.2	$0.1
Total	$10.7	$8.9

Compensation Committee Matters

Scope of Authority

The compensation committee oversees the company's global compensation philosophy and establishes the compensation of executive officers. The committee also acts as the oversight committee with respect to the company's deferred compensation plans, management stock plans, and bonus plans covering executives. In overseeing those plans, the committee may delegate authority to company officers for day-to-day plan administration and interpretation, including selecting participants, determining award levels within plan parameters, and approving award documents. However, the committee may not delegate any authority for matters affecting the executive officers.

The Committee's Processes and Procedures

The committee's primary processes for establishing and overseeing executive compensation can be found in the "Compensation Discussion and Analysis" section under "The Committee's Processes and Analyses" on pages 90–91. Additional processes and procedures include:

- *Meetings.* The committee meets several times each year (nine times in 2008). Committee agendas are established in consultation with the committee chair and the committee's independent compensation consultant. The committee meets in executive session after each meeting.
- *Role of Independent Consultant.* The committee has retained Frederic W. Cook and his firm, Frederic W. Cook & Co., as its independent compensation consultant to assist the committee in evaluating executive compensation programs and in setting executive officers' compensation. Mr. Cook reports directly to the committee, and neither he nor his firm is permitted to perform any services for management. The consultant's duties include the following:
  - —Review committee agendas and supporting materials in advance of each meeting and raise questions with the company's global compensation group and the committee chair as appropriate
  - —Review the company's total compensation philosophy, peer group, and target competitive positioning for reasonableness and appropriateness
  - —Review the company's total executive compensation program and advise the committee of plans or practices that might be changed to better reflect evolving best practices
  - —Provide independent analyses and recommendations to the committee on the CEO's pay
  - —Review draft Compensation Discussion and Analysis report and related tables for proxy statement
  - —Proactively advise committee on best practices ideas for board governance of executive compensation
  - —Undertake special projects at the request of the committee chair.

  The consultant interacts directly with members of Lilly management only on matters under the committee's oversight and with the knowledge and permission of the committee chairperson.
- *Role of Executive Officers and Management.* With the oversight of the CEO and the senior vice president of human resources, the company's global compensation group formulates recommendations on matters of compensation philosophy, plan design, and the specific compensation recommendations for executive officers (other

than the CEO as noted below). The CEO gives the committee a performance assessment and compensation recommendation for each of the other named executive officers. Those recommendations are then considered by the committee with the assistance of its compensation consultant. The CEO and the senior vice president of human resources attend committee meetings but are not present for the executive sessions or for any discussion of their own compensation. (Only nonemployee directors and the committee's consultant attend executive sessions.)

The CEO does not participate in the formulation or discussion of his pay recommendations and has no prior knowledge of the recommendations that the consultant makes to the committee.

Compensation Committee Interlocks and Insider Participation

None of the compensation committee members:

- has ever been an officer or employee of the company
- is or was a participant in a related-person transaction in 2008 (see page 80 for a description of our policy on related-person transactions)
- is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

Executive Compensation

Compensation Discussion and Analysis

2008 Summary

Executive compensation for 2008 aligned well with the objectives of our compensation philosophy and with our performance, driven by these factors:

- *Strong operating results yield strong incentive compensation payouts.* In 2008, Lilly performed in the top tier of its peer group in expected sales and adjusted earnings-per-share growth; this strong top- and bottom-line growth led to cash and equity incentive compensation payouts substantially above target.
- *Cost-effective equity design maintained for 2008.* We lowered the overall cost of our equity program in 2007—while maintaining its competitiveness and motivational impact—by eliminating stock options in favor of shareholder value awards and by lowering total equity grant values for most positions. We maintained this program in 2008 with some increases in equity value.
- *A balanced program fosters employee achievement, retention, and engagement.* We delivered a balance of salary, performance-based cash and equity incentives, and a strong employee benefit program. Together, these elements reinforced pay-for-performance incentives and encouraged employee retention and engagement.

Highlights:
- *Strong performance*
- *Consistent programs*
- *New chair and CEO*

Mr. Taurel retired as CEO effective March 31, 2008, but remained as chairman of the board and a director through December 31, 2008. His salary and cash bonus were reduced by half for the period of April through December 2008. Dr. Lechleiter was elected CEO effective April 1, 2008, and received increases to his salary and target cash bonus at that time to reflect his increased responsibilities.

Executive Compensation Philosophy

Our success depends on our ability to discover, develop, and market a stream of innovative medicines that address important medical needs. In addition, we must continually improve productivity in all that we do. To achieve these goals, we need to attract, engage, and retain highly talented individuals who are committed to the company's core values of excellence, integrity, and respect for people. Our compensation and benefit programs are based on these objectives:

- *Compensation should reflect individual and company performance.* We link all employees' pay to individual and company performance.
  - —As employees assume greater responsibilities, more of their pay is linked to company performance and shareholder returns.
  - —We seek to deliver top-tier compensation given top-tier individual and company performance, but lower-tier compensation where individual performance falls short of expectations and/or company performance lags the industry.
  - —We design our programs to be simple and clear, so that employees can easily understand how their efforts affect their pay.

Executive Compensation Philosophy:
- *Individual performance*
- *Company performance*
- *Long-term focus*
- *Efficient*
- *Egalitarian*
- *Competitive pay*

—We balance the objectives of pay-for-performance and employee retention. Even during downturns in company performance, the programs should continue to motivate and engage successful, high-achieving employees.

- *Compensation should foster a long-term focus.* A long-term focus is critical to success in our industry. As employees progress to higher levels of the organization, a greater portion of compensation is tied to our longer-term performance.
- *Compensation should be based on the level of job responsibility.* We seek internal pay relativity, meaning that pay differences among jobs should be commensurate with differences in the levels of responsibility and impact of the jobs.
- *Compensation should reflect the marketplace for talent.* We aim to remain competitive with the pay of other premier employers with which we compete for talent.
- *Compensation and benefit programs should attract employees who are interested in a career at Lilly.* Our employee benefit programs provide a competitive advantage by helping us attract and retain highly talented employees who are looking for the opportunity to build careers.
- *Compensation should be efficient.* To deliver superior long-term shareholder returns, we must deliver value to employees in a cost-effective manner.
- *Compensation and benefit programs should be egalitarian.* While compensation will always reflect differences in job responsibilities, geographies, and marketplace considerations, the overall structure of compensation and benefit programs should be broadly similar across the organization.

The Committee's Processes and Analyses

The compensation committee uses several tools to help it structure compensation programs that meet company objectives. Among those are:

- *Assessment of company performance.* The committee uses company performance measures in two ways:
  —In establishing total compensation ranges, the committee compares the performance of Lilly and its peer group with respect to sales, earnings per share, return on assets, return on equity, and total shareholder return. The committee uses this data as a reference point rather than applying a formula.
  —The committee establishes specific company performance measures that determine payouts under the company's cash and equity formula-based incentive programs.
- *Assessment of individual performance.* Individual performance has a strong impact on compensation. The independent directors, under the direction of the presiding director, meet with the CEO in executive session at the beginning of the year to agree upon the CEO's performance objectives for the year. At the end of the year, the independent directors again meet in executive session to review the performance of the CEO based on his or her achievement of the agreed-upon objectives, contribution to the company's performance, and other leadership accomplishments. This evaluation is shared with the CEO by the presiding director and is provided to the compensation committee for its consideration in setting the CEO's compensation.
  —For the other executive officers, the committee receives a performance assessment and compensation recommendation from the CEO and also exercises its judgment based on the board's interactions with the executive officer. As with the CEO, the executive's performance evaluation is based on the executive's achievement of objectives established between the executive and his or her supervisor, the executive's contribution to the company's performance, and other leadership attributes and accomplishments.
- *Peer group analysis.* The committee compares the company's programs with a peer group of global pharmaceutical companies: Abbott Laboratories; Amgen Inc.; Bristol-Myers Squibb Company; GlaxoSmithKline plc; Johnson & Johnson; Merck & Co.; Pfizer, Inc.; Schering-Plough Corporation; and Wyeth. Pharmaceutical companies' needs for scientific and sales and marketing talent are unique to the industry and as such, Lilly must compete with these companies for talent. The committee uses the peer group data in two ways:
  —*Overall competitiveness.* The committee uses aggregated data as a reference point to ensure that the executive compensation program as a whole is competitive, meaning within the broad middle range of comparative pay of the peer group companies when the company achieves the targeted performance levels. The committee does not target a specific position within the range.
  —*Individual competitiveness.* The committee compares the overall pay of individual executives, if the jobs are sufficiently similar, to make the comparison meaningful. The individual's pay is driven primarily by individual and company performance and internal relativity rather than the peer group data; the peer group data is used as a "market check" to ensure that individual pay remains within the broad middle range of peer group pay. The committee does not target a specific position within the range.

Compensation Committee Tools:
- *Company metrics*
- *Individual metrics*
- *Peer group analysis*
- *External advisor*

The peer group is reviewed for appropriateness at least every three years. The group was reviewed in June 2008, and the new group will be used to assess company performance for purposes of 2009 compensation decisions.

- *CEO compensation.* To provide further assurance of independence, the compensation recommendation for the CEO is developed by an independent consultant (Frederic W. Cook and his firm, Frederic W. Cook & Co.) without the input or knowledge of the CEO and with limited support from company staff. The Cook firm prepares analyses showing median CEO compensation among the peer group in terms of base salary, target annual incentive award, most recent equity grant value, and resulting total direct compensation. Mr. Cook develops a range of recommendations for any change in the CEO's base salary, annual incentive target, equity grant value, and mix. Mr. Cook's recommendations for target CEO pay take into account the peer competitive pay analysis and, importantly, the position of the CEO in relation to other senior company executives and proposed pay actions for all key employees of the company. The range allows for the committee to exercise its discretion based on the CEO's individual performance. The CEO has no prior knowledge of the recommendations and takes no part in the recommendations, committee discussions, or decisions.

Executive Compensation for 2008

Overview—Establishment of Overall Pay

In making its pay decisions for 2008, the committee reviewed 2007 company performance data and peer group data as discussed above, and also considered expected competitive trends in executive pay. That review showed:

- *Company performance.* In 2007, Lilly performed in the upper tier of the peer group in adjusted earnings per share growth, sales growth, return on assets, and return on equity and in the lower tier in five-year total shareholder return.
- *Pay relative to peer group.* Lilly's total pay to executive officers for 2007 was in the broad middle range.

The committee determined the following:

- *Program elements.* The 2008 program consisted of base salary, a cash incentive bonus award, and two forms of performance-based equity grants: performance awards and shareholder value awards (SVAs). Executives also received the company employee benefit package. This program balances the mix of cash and equity compensation, the mix of current and longer-term compensation, the mix of financial and market goals, and the security of foundational benefits in a way that furthers the compensation objectives discussed above.
- *Pay ranges and mix of pay elements.* The company generally maintained the same pay ranges and mix of pay elements as in 2007. The committee believes this overall program continues to provide a cost effective delivery of total compensation that:
  —encourages retention and employee engagement by delivering competitive cash and equity components
  —maintains a strong link to company performance and shareholder returns through a balanced equity incentive program without encouraging excessive risk-taking
  —maintains appropriate internal pay relativity
  —provides opportunity for total pay within the broad middle range of expected peer group pay given company performance comparable to that of our peers.

PROXY STATEMENT

Base Salary

In setting base salaries for 2008, the committee considered the following:

- *The corporate "merit budget,"* the company's overall budget for merit-based salary increases. The corporate merit budget was established based on company performance for 2007, expected performance for 2008, and a reference to general external merit trends. The objective of the merit budget is to allow salary increases to retain, motivate, and reward successful performers while maintaining affordability within the company's business plan. Individual pay increases can be more or less than the budget amount depending on individual performance, but aggregate increases must stay within the budget. The aggregate merit increases for all executive officers were within the corporate merit budget of four percent.
- *Individual performance.* As described above under "The Committee's Processes and Analyses," base salary increases were driven largely by individual performance assessments.
  —The independent directors assessed Mr. Taurel's 2007 performance. They considered the company's and Mr. Taurel's accomplishment of objectives that had been established at the beginning of the year and their own subjective assessment of his performance. They noted that under Mr. Taurel's leadership in 2007, the company:

Base Salary Considerations:
- ***Corporate budget***
- ***Individual performance***
- ***Internal relativity***
- ***Peer group data***

- exceeded its sales and earnings targets;
- made significant progress on the transformation agenda, including progressing the tailored therapy strategy;
- exceeded its Six Sigma and related productivity goals;
- strengthened its public image; and
- met or exceeded its targets for research pipeline progress and acquisition of new compounds.

—Mr. Taurel's decision to retire as CEO as of April 1, 2008, and as chairman as of December 31, 2008, resulted in the committee's decision to maintain his annual salary at the 2007 level through March 31, 2008, and then reduce it by one-half for the remainder of 2008.

The committee reviewed similar performance considerations for each of the other named executives.

—With regard to Dr. Lechleiter, the committee considered his new position as chief executive officer and increased Dr. Lechleiter's annual salary by 21 percent effective April 1, 2008, to $1,400,000. The committee considered Dr. Lechleiter's strong leadership in 2007 in driving the company's operational results and transformational agenda.

—With regard to Dr. Paul, the committee noted that Lilly Research Laboratories met or exceeded nearly all 2007 pipeline progress goals and implemented several strategic actions to increase flexibility and productivity. The committee increased Dr. Paul's annual salary by four percent.

—Mr. Carmine's annual salary was increased by 79 percent upon his promotion, effective April 1, 2008, to recognize his significantly expanded responsibilities.

—Mr. Rice's annual salary was increased 13 percent in recognition of his assumption of increased operational responsibilities, his strong leadership of the financial component, and outstanding contributions to the management of the company.

—In establishing Mr. Armitage's annual salary (a five percent increase), the committee noted his leadership in driving a culture of compliance and transparency, shaping intellectual property policy to foster innovation, and implementing effective litigation strategies.

- *Internal relativity,* meaning the relative pay differences between different job levels.
- *Peer group data* specific to certain positions in which the jobs were viewed as comparable in content and importance to the company. We used the peer group data not to target a specific position in range, but instead as a market check for reasonableness and competitiveness. The salaries as determined by the other factors were within the broad middle range of expected competitive pay and, therefore, no further adjustments were necessary for competitiveness.

Cash Incentive Bonuses

The company's annual cash bonus programs align employees' goals with the company's sales and earnings growth objectives for the current year. Cash incentive bonuses for all management employees worldwide, as well as most nonmanagement employees in the U.S., are determined under the Eli Lilly and Company Bonus Plan. Under the plan, the company sets target bonus amounts (a percentage of base salary) for all participants at the beginning of each year. Bonus payouts range from zero to 200 percent of target depending on the company's financial results relative to predetermined performance measures. At the end of the performance period, the committee has discretion to adjust an award payout downward for executive officers, but not upward, from the amount yielded by the formula.

The committee considered the following when establishing the 2008 awards:

- *Bonus targets.* Bonus targets (expressed as a percentage of base salary) were based on job responsibilities, internal relativity, and peer group data. Consistent with our compensation objectives, as executives assume greater responsibilities, more of their pay is linked to company performance. For most executive officers, the committee maintained the same bonus targets as 2007; for some, targets were increased due to peer group trends or internal relativity. The committee determined that these targets appropriately reflected internal relativity and would maintain cash compensation within the broad middle range of expected competitive pay given median peer group performance. The 2008 targets for the named executives were as follows:

—Mr. Taurel—140 percent (increased from 125 percent to approximate the peer group median)
—Dr. Lechleiter—140 percent (100 percent through March 31, 2008)
—Dr. Paul—85 percent
—Mr. Carmine—85 percent
—Mr. Rice—80 percent (increased from 75 percent due to internal relativity)
—Mr. Armitage—80 percent (increased from 75 percent due to internal relativity).

- *Company performance measures.* The committee established 2008 company performance measures with a 25 percent weighting on sales growth and a 75 percent weighting on growth in adjusted EPS (reported earnings per share adjusted as described below under "Adjustments for Certain Items"). This mix of performance measures focuses employees appropriately on improving both top-line sales and bottom-line earnings, with special emphasis on earnings in order to tie rewards directly to productivity improvements. The measures are also effective motivators because they are easy for employees to track and understand.

In establishing the 2008 target growth rates, the committee considered the expected 2008 performance of our peer group, based on published investment analyst estimates. The target growth rates of four percent for sales and eight percent for adjusted EPS were slightly above the median expected growth rates for our peer group. These targets are consistent with our compensation objectives because they produce above-target payouts if Lilly outperforms the peer group and below-target payouts if Lilly performance lags the peer group. Payouts were determined by this formula:

Bonus Weighting:
25% sales growth
75% adjusted EPS growth

Targets:
4% sales growth
8% adjusted EPS growth

(0.25 x sales multiple) + (0.75 x adjusted EPS multiple) = bonus multiple

Bonus multiple X bonus target X base salary earnings = payout

2008 sales and adjusted EPS multiples are illustrated by these charts:



2008 Sales Multiple
Sales Multiple
2.5
2.0
1.5
1.0
0.5
0
-2%
0%
2%
4%
6%
8%
10%
12%
14%
Sales Growth

2008 pro forma sales growth of 8.7 percent resulted in a sales multiple of 1.475.



2008 Adjusted EPS Multiple
Adjusted EPS Multiple
2.5
2.0
1.5
1.0
0.5
0
-2%
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%
Adjusted EPS Growth

2008 pro forma adjusted EPS growth of 13.6 percent resulted in an adjusted EPS multiple of 1.556.

Together, the sales multiple and the adjusted EPS multiple yielded a bonus multiple of 1.54.

(0.25 x 1.475) + (0.75 x 1.556) = 1.54 bonus multiple

See page 96 for a reconciliation of 2008 reported and pro forma sales and adjusted EPS.

Equity Incentives—Total Equity Program

In 2008, we employed two forms of equity incentives granted under the 2002 Lilly Stock Plan: performance awards and shareholder value awards. These incentives ensure that our leaders are properly focused on long-term shareholder value.

- *Target grant values.* For 2008, the committee increased aggregate grant values for most named executives based on internal relativity, performance, and peer group data suggesting that the 2007 grant values were below the broad middle range. In addition, Dr. Lechleiter's and Mr. Carmine's targets were increased to reflect their new roles. Consistent with the company's compensation objectives, individuals at higher levels received a greater proportion of total pay in the form of equity. The committee determined that a 50/50 split for executives between performance awards and shareholder value awards appropriately balances the company financial performance and shareholder equity return incentives of the two programs. Target values for 2008 equity grants for the named executives were as follows:

Equity Compensation:
- ***Performance metrics of growth in adjusted EPS and share price align with shareholder interests***
- ***Target grant values set based on internal relativity, performance, and peer data***
- ***2008 target grant values increased***

Name	Performance Awards	Shareholder Value Awards
Mr. Taurel	$4,000,000	$4,000,000
Dr. Lechleiter	$3,250,000	$3,250,000
Dr. Paul	$1,500,000	$1,500,000
Mr. Carmine	$1,500,000	$1,500,000
Mr. Rice	$1,200,000	$1,200,000
Mr. Armitage	$855,000	$855,000

Equity Incentives—Performance Awards

Performance awards provide employees with shares of Lilly stock if certain company performance goals are achieved, aligning employees with shareholder interests and providing an ownership stake in the company. The awards are structured as a schedule of shares of Lilly stock based on the company's achievement of specific adjusted earnings per share (adjusted EPS) levels over specified time periods of one or more years. In 2009, the company will grant both a one-year and a two-year award, as a transition to a two-year performance period for all performance awards granted beginning in 2010. Possible payouts range from zero to 200 percent of the target amount, depending on adjusted EPS growth over the period. No dividends are paid on the awards during the performance period. At the end of the performance period, the committee has discretion to adjust an award payout downward, but not upward, from the amount yielded by the formula. For the 2008 grants, the committee considered the following:

Performance Awards:
- ***One-year performance period in 2008***
- ***Two-year performance period phased in beginning in 2009***
- ***Payouts must be held one year***
- ***Target growth (8%) slightly above expected peer group performance***
- ***Actual growth 13.6%***

- *Target grant values.* As described above, the committee increased equity awards for most named executives and maintained a 50/50 split between performance awards and SVAs.
- *Company performance measure.* The committee established the performance measure as adjusted EPS growth (reported EPS adjusted as described below under "Adjustments for Certain Items") over a one-year period, with a one-year holding period, thus creating a two-year award. The committee believes adjusted EPS growth is an effective motivator because it is closely linked to shareholder value, is broadly communicated to the public, and is easily understood by employees. The target growth percentage of eight percent was slightly above the median expected adjusted earnings performance of companies in our peer group over a one-year period, based on published investment analyst estimates. Accordingly, consistent with our compensation objectives, Lilly performance exceeding the expected peer-group median would result in above-target payouts, while Lilly performance lagging the expected peer-group median would result in below-target payouts. Payouts were determined according to this schedule:

Adjusted 2008 EPS Growth	Less than 3.00%	3.00-4.99%	5.00-6.99%	7.00-8.99%	9.00-10.99%	11.00-12.99%	13.00-15.99%	16.00% +
Percent of Target	0	50%	75%	100%	125%	150%	175%	200%

Pro forma adjusted EPS growth of 13.6 percent ($4.02 per share) resulted in a 2008 performance award payout at 175 percent of target. See page 96 for a reconciliation of 2008 reported and pro forma adjusted EPS.

Equity Incentives—Shareholder Value Awards

Beginning in 2007, the company implemented a new equity program, the shareholder value award (SVA), which replaced our stock option program. The SVA pays out shares of Lilly stock based on the performance of the company's stock over a three-year period. No dividends are paid on the awards during the performance period. Payouts range from zero to 140 percent of the target amount, depending on stock price performance over the period. The SVA program delivers equity compensation that is strongly linked to long-term shareholder returns. It is more cost-effective than the stock option program it replaced because the SVA program delivers, at a lower cost to the company, an equity incentive that is equally or more effective in aligning employee interests with long-term shareholder returns. For the 2008 grants, the committee considered the following:

- *Target grant size.* As described above, the committee increased target grant sizes for most named executives and maintained a 50/50 split between performance awards and SVAs.
- *Company performance measure.* The SVA is designed to pay above target if Lilly stock outperforms an expected compounded annual rate of return for large-cap companies and below target if Lilly stock underperforms that rate of return. The expected rate of return used in this calculation was determined considering total return that a reasonable investor would consider appropriate for investing in the stock of a large-cap U.S. company, based on input from external money managers, less Lilly's current dividend yield. Executive officers receive no payout if the stock price (less three years of dividends at the current rate) does not grow over the three-year performance period—in other words, if total shareholder return for the three-year period is zero or negative.

  The starting price for the 2008 SVAs was $52.71 per share, representing the average of the closing prices of Lilly stock for all trading days in November and December 2007. The ending price to determine payouts will be the average of the closing prices of Lilly stock for all trading days in November and December 2010.

Shareholder Value Awards:
- *Three-year performance period*
- *Target is determined by applying an expected three-year rate of return for large-cap companies*
- *Payouts must be held one year*

Payouts of the 2008 grant will be determined by this grid when they are paid out in early 2011:

Ending Stock Price	Less than $46.79	$46.79-$52.39	$52.40-$57.99	$58.00-$61.99	$62.00-$65.99	$66.00-$69.99	$69.99 +
Percent of Target	0	40%	60%	80%	100%	120%	140%

Adjustments for Certain Items

Consistent with past practice, the committee adjusted the results on which 2008 bonuses and performance awards were determined to eliminate the distorting effect of certain unusual income or expense items on year-over-year growth percentages. The adjustments are intended to:

- align award payments with the underlying growth of the core business
- avoid volatile, artificial inflation or deflation of awards due to the unusual items in either the award year or the previous (comparator) year
- eliminate certain counterproductive short-term incentives—for example, incentives to refrain from acquiring new technologies or to defer disposing of underutilized assets or settling legacy legal proceedings in order to protect current bonus payments.

To assure the integrity of the adjustments, the committee establishes adjustment guidelines at the beginning of the year. These guidelines are consistent with the company guidelines for reporting adjusted earnings to the investment community, which are reviewed by the audit committee of the board. The adjustments apply equally to income and expense items and must exceed a materiality threshold. The committee reviews all adjustments and retains "downward discretion"—i.e., discretion to reduce compensation below the amounts that are yielded by the adjustment guidelines.

For the 2008 awards calculation, the committee made these adjustments to EPS:

- Both 2007 and 2008: Eliminated the impact of (i) one-time accounting charges for the acquisition of in-process research and development and (ii) significant asset impairments and restructuring charges
- 2007: Eliminated the impact of special charges related to product liability litigation
- 2008: Eliminated the impact of (i) a one-time benefit to income resulting from settlement of a tax audit and (ii) special charges related to the resolution of government investigations of prior sales and marketing practices of the company.

In addition, to eliminate the distorting effect of the acquisition of ICOS Corporation (completed in late January 2007) on year-over-year growth rates, the committee adjusted sales and EPS for 2007 on a pro forma basis as if the acquisition had been completed at the beginning of 2007. The committee also eliminated the impact on 2008 sales and EPS of the acquisition of ImClone Systems Incorporated (completed in late November 2008).

The adjustments were intended to align award payments more closely to underlying business growth trends and eliminate volatile swings (up or down) caused by the unusual items. This is demonstrated by the 2006, 2007, and 2008 adjustments:


Percent Growth vs. Prior Years
35
30
25
20
15
10
5
0
-5
Sales Growth
EPS Growth
2006 Reported
2006 Adjusted
2007 Reported
2007 Pro Forma Adjusted
2008 Reported
2008 Pro Forma Adjusted

Reconciliations of the adjustments to our reported sales and earnings per share are below. The shaded numbers were used for calculating growth percentages for the compensation programs.

	2008	2007	% Growth 2008 vs. 2007	2006	% Growth 2007 vs. 2006
Sales as reported ($ millions)	$20,378.0	$18,633.5	9.4%	$15,691.0	18.8%
Pro forma ICOS adjustment	—	$72.7		$755.2	
Pro forma ImClone adjustment	$35.6	—		—	
Sales—pro forma adjusted	$20,342.4	$18,706.2	**8.7%**	$16,446.2	**13.7%**
EPS as reported	($1.89)	$2.71	NM	$2.45	10.6%
Eliminate net impact associated with ImClone acquisition	$4.46	—		—	
Eliminate charges related to Zyprexa investigations	$1.20	—		—	
Eliminate IPR&D charges for acquisitions and in-licensing transactions	$0.10	$0.63		—	
Eliminate asset impairments, restructuring and other special charges (including product liability charges)	$0.34	$0.21		$0.73	
Eliminate benefit from resolution of IRS audit	($0.19)	—		—	
EPS—adjusted	$4.02	$3.55		$3.18	
Pro forma ICOS adjustment	—	($0.01)		($0.15)	
EPS—pro forma adjusted	$4.02	$3.54	**13.6%**	$3.03	**16.8%**

NM—Not meaningful

The bonus paid to all management was based on 13.6 percent growth between the adjusted EPS of $3.54 for 2007 and $4.02 for 2008.

Equity Incentive Grant Mechanics and Timing

The committee approves target grant values for equity incentives prior to the grant date. On the grant date, those values are converted to shares based on:

- the closing price of Lilly stock on the grant date
- the same valuation methodology the company uses to determine the accounting expense of the grants under Statement of Financial Accounting Standards (SFAS) 123R.

The committee's procedure for timing of equity grants assures that grant timing is not being manipulated for employee gain. The annual equity grant date for all eligible employees is in mid-February. This date is established by the committee well in advance—typically at the committee's October meeting. The mid-February grant date timing is driven by these considerations:

- It coincides with the company's calendar-year-based performance management cycle, allowing supervisors to deliver the equity awards close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.
- It follows the annual earnings release by approximately two weeks, so that the stock price at that time can reasonably be expected to fairly represent the market's collective view of our then-current results and prospects.

Grants to new hires and other off-cycle grants are effective on the first trading day of the following month.

Employee and Post-Employment Benefits

The company offers core employee benefits coverage in order to:

- provide our global workforce with a reasonable level of financial support in the event of illness or injury
- enhance productivity and job satisfaction through programs that focus on work/life balance.

The benefits available are the same for all U.S. employees and include medical and dental coverage, disability insurance, and life insurance.

In addition, the Lilly 401(k) Plan and the Lilly Retirement Plan provide a reasonable level of retirement income reflecting employees' careers with the company. U.S. employees are eligible to participate in these plans. To the extent that any employee's retirement benefit exceeds IRS limits for amounts that can be paid through a qualified plan, Lilly also offers a nonqualified pension plan and a nonqualified savings plan. These plans provide only the difference between the calculated benefits and the IRS limits, and the formula is the same for all U.S. employees.

The cost of both employee and post-employment benefits is partially borne by the employee, including each executive officer.

Perquisites

The company provides very limited perquisites to executive officers. The company aircraft is made available for the personal use of Dr. Lechleiter, where the committee believes the security and efficiency benefits to the company clearly outweigh the expense. The company aircraft was similarly made available to Mr. Taurel prior to his retirement and is also made available to other executive officers for the more limited purpose of travel to outside board meetings. In addition, depending on seat availability, family members of executive officers may travel on the company aircraft to accompany executives who are traveling on business. There is no incremental cost to the company for these trips.

Mr. Taurel's primary use of the corporate aircraft for personal flights in 2008 was to attend outside board meetings for the two public companies at which he serves as an independent director. The committee believes that Mr. Taurel's service on these boards, and his ability to conduct Lilly business while traveling to board meetings, provided clear benefits to the company. Mr. Taurel entered into a time-share arrangement (now ended) for use of corporate aircraft under which he paid the company a lease fee for personal use, other than for attending outside board meetings. This amount offset part of the company's incremental cost of providing the aircraft. Dr. Lechleiter had minimal use of the corporate aircraft for personal flights during 2008. Mr. Rice's personal use of the aircraft was limited to travel to outside board meetings.

Deferred Compensation Program

Executives may defer receipt of part or all of their cash compensation under the company's deferred compensation program. The program allows executives to save for retirement in a tax-effective way at minimal cost to the company. Under this unfunded program, amounts deferred by the executive are credited at an interest rate of 120 percent of the applicable federal long-term rate, as described in more detail following the Nonqualified Deferred Compensation in 2008 table on page 107.

Severance Benefits

Except in the case of a change in control of the company, the company is not obligated to pay severance to named executive officers upon termination of their employment.

The company has adopted a change-in-control severance pay program for nearly all employees of the company, including the executive officers. The program is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the company. In addition, for executives, the program is intended to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transactions may jeopardize the executives' own employment. Because this program is guided by different objectives than the regular compensation program, decisions made under this program do not affect the regular compensation program.

Although there are some differences in benefit levels depending on the employee's job level and seniority, the basic elements of the program are comparable for all employees:

- *Double trigger.* Unlike "single trigger" plans that pay out immediately upon a change in control, the Lilly program generally requires a "double trigger"—a change in control followed by an involuntary loss of employment within two years thereafter. This is consistent with the purpose of the program, which is to provide employees with a guaranteed level of financial protection upon loss of employment. A partial exception is made for performance awards, a portion of which would be paid out upon a change in control, based on time worked up to the change in control and the target or forecasted payout level at the time of the change in control. The committee believes this partial payment is appropriate because of the difficulties in converting the Lilly EPS targets into an award based on the surviving company's EPS. Likewise, if Lilly is not the surviving entity, a portion of the shareholder value awards is paid out, based on time worked up to the change in control and the merger price for Lilly stock.

- *Covered terminations.* Employees are eligible for payments if, within two years of the change in control, their employment is terminated (i) without cause by the company or (ii) for good reason by the employee, each as is defined in the program. See pages 108–110 for a more detailed discussion, including a discussion of what constitutes a change in control.
- *Two-year protections.* Employees who suffer a covered termination receive up to two years of pay and benefit protection. The purpose of these provisions is to assure employees a reasonable period of protection of their income and core employee benefits upon which they depend for financial security.

Change In Control Severance:
- *All-employee plan*
- *Double trigger*
- *Two-year protection period*

—*Severance payment.* Eligible terminated employees would receive a severance payment ranging from six months' to two years' base salary. Executives are all eligible for two years' base salary plus cash bonus (with bonus established as the higher of the then-current year's target bonus or the last bonus paid prior to the change in control).

—*Benefit continuation.* Basic employee benefits such as health and life insurance would be continued for up to two years following termination of employment. All executives, including named executive officers, are entitled to two years' benefit continuation. This period will be reduced to 18 months beginning in 2010.

—*Pension supplement.* Under the portion of the program covering executives, a terminated employee would be entitled to a supplement of two years of age credit and two years of service credit for purposes of calculating eligibility and benefit levels under the company's defined benefit pension plan. This benefit will be eliminated beginning in 2010.

- *Accelerated vesting of equity awards.* Any unvested equity awards at the time of termination of employment would become vested.
- *Excise tax.* In some circumstances, the payments or other benefits received by the employee in connection with a change in control may exceed certain limits established under Section 280G of the Internal Revenue Code. The employee would then be subject to an excise tax on top of normal federal income tax. Because of the way the excise tax is calculated, it can impose a large burden on some employees while similarly compensated employees will not be subject to the tax. The costs of this excise tax—but not the regular income tax—would be borne by the company. To avoid triggering the excise tax, payments that would otherwise be due under the program that are up to three percent over the IRS limit will be cut back to the IRS limit. Effective in 2010, this cutback threshold will be raised to five percent above the IRS limit.

Share Ownership and Retention Guidelines; Hedging Prohibition

Share ownership and retention guidelines help to foster a focus on long-term growth. The committee has adopted a guideline requiring the CEO to own Lilly stock valued at least five times his or her annual base salary, and other executive officers to own at least three times their annual base salary. A phase-in of up to five years is provided for newly hired or promoted executive officers. Individual shareholding requirements were set at the beginning of 2008, and will be reset for each individual periodically or when their job changes significantly. Lilly executives have a long history of maintaining extensive holdings in Lilly stock, and all executive officers already meet or exceed the guideline, or in the case of new executive officers, are on track to meet or exceed the guideline within the phase-in period. As of his retirement, Mr. Taurel held shares valued at 50 times his salary and Dr. Lechleiter currently holds shares valued, as of year-end 2008, at seven times his salary.

Executive officers are required to retain all shares received from the company equity programs, net of acquisition costs and taxes, for at least one year. In addition, any executive officer who does not meet the stock ownership guideline must retain all net shares until the requisite ownership level is achieved.

Employees are not permitted to hedge their economic exposures to the Lilly stock that they own through short sales or derivative transactions.

Tax Deductibility Cap on Executive Compensation

U.S. federal income tax law prohibits the company from taking a tax deduction for certain compensation paid in excess of $1,000,000 to certain executive officers. However, performance-based compensation is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation objectives.

We have taken steps to qualify cash bonus compensation, performance awards, and SVAs for full deductibility as "performance-based compensation." The committee may make payments that are not fully deductible if, in its judgment, such payments are necessary to achieve the company's compensation objectives and to protect shareholder interests. For 2008, the non-deductible compensation under this law for Dr. Lechleiter was essentially equal to the portion of his base salary that exceeded $1,000,000 as shown in the Summary Compensation Table. Mr. Taurel's non-deductible compensation was approximately the amount listed under "All Other Compensation" in the Summary Compensation Table.

Executive Compensation Recovery Policy
Any incentive awards, including SVAs, are subject to forfeiture prior to payment for termination of employment or disciplinary reasons. In addition, the committee has adopted an executive compensation recovery policy applicable to executive officers. Under this policy, the company may recover incentive compensation (cash or equity) that was based on achievement of financial results that were subsequently the subject of a restatement if an executive officer engaged in intentional misconduct that caused or partially caused the need for the restatement and the effect of the wrongdoing was to increase the amount of bonus or incentive compensation. The committee and management have implemented a three-pronged approach to minimizing the risk of compensation programs encouraging misconduct or undue risk-taking. First, incentive programs are designed using a diversity of meaningful financial metrics (growth in total shareholder return, measured over three years, net sales, and EPS, measured over one and two years), thus providing a balanced approach between short- and long-term performance. The committee reviews incentive programs each year against the objectives of the programs and makes changes as necessary. Second, management has implemented effective controls that minimize unintended and willful reporting errors. Third, if despite these actions an executive officer's fraudulent conduct leads to "ill-gotten gains" due to misstated financial results, the committee will "claw back" the portion of a bonus or performance award attributed to the misstatement. The committee does not believe it is practical to apply a specific claw-back policy to the shareholder value award since it is very difficult to isolate the amount, if any, by which the stock price benefited from misstated earnings over the three-year performance period. In this case, the committee has the authority to exercise negative discretion to reduce or withhold payouts.

Compensation Committee Report
The compensation committee ("we" or "the committee") evaluates and establishes compensation for executive officers and oversees the deferred compensation plan, the company's management stock plans, and other management incentive, benefit, and perquisite programs. Management has the primary responsibility for the company's financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the "Compensation Discussion and Analysis" found on pages 89–99 of this proxy statement. The committee is satisfied that the "Compensation Discussion and Analysis" fairly and completely represents the philosophy, intent, and actions of the committee with regard to executive compensation. We recommended to the board of directors that the "Compensation Discussion and Analysis" be included in this proxy statement for filing with the Securities and Exchange Commission.

Compensation Committee
Karen N. Horn, Ph.D., Chair
Michael L. Eskew
J. Erik Fyrwald
Ellen R. Marram

Summary Compensation Table[1]

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value ($)[4]	All Other Compensation ($)[5]	Total Compensation ($)
Sidney Taurel Chairman Emeritus	2008 2007 2006	$1,080,313 $1,717,417 $1,650,333	$8,353,333 $6,443,000 $5,400,000	$0 $600,000 $3,805,333	$2,329,154 $4,035,929 $2,764,308	$456,787 $0 $1,417,434	$839,428 $215,044 $192,409	$13,059,014 $13,011,390 $15,229,817
John C. Lechleiter, Ph.D. Chairman, President, and Chief Executive Officer	2008 2007 2006	$1,339,125 $1,149,083 $1,112,000	$6,621,333 $4,641,000 $3,510,000	$0 $390,000 $3,967,976	$2,709,053 $2,160,277 $1,490,080	$2,221,597 $921,394 $1,156,247	$87,107 $70,761 $68,790	$12,978,215 $9,332,515 $11,305,093
Steven M. Paul, M.D. Executive Vice President, Science and Technology	2008 2007 2006	$1,000,250 $960,333 $916,167	$3,194,250 $2,852,671 $1,864,460	$0 $200,000 $1,240,000	$1,309,327 $1,534,613 $1,043,514	$997,863 $396,687 $607,463	$18,372 $13,500 $55,789	$6,520,062 $5,957,804 $5,727,393
Bryce D. Carmine Executive Vice President, Global Marketing and Sales	2008	$783,113	$2,958,333	$0	$1,006,135	$1,158,720	$55,789	$5,962,090
Derica W. Rice Senior Vice President and Chief Financial Officer	2008 2007 2006	$834,117 $747,583 $615,000	$2,485,000 $1,995,000 $675,000	$318,133 $473,675 $590,928	$1,027,632 $1,054,093 $580,466	$455,226 $194,469 $168,627	$86,034 $78,787 $37,722	$5,206,142 $4,543,607 $2,667,743
Robert A. Armitage Senior Vice President and General Counsel	2008 2007 2006	$778,767 $741,667 $701,657	$1,852,500 $1,995,000 $1,394,053	$375,000 $716,400 $1,339,911	$959,441 $1,045,750 $705,165	$439,374 $232,697 $231,862	$53,138 $45,551 $42,691	$4,458,219 $4,777,065 $4,415,339

[1] No bonus was paid to a named executive officer except as part of a non-equity incentive plan.

[2] A discussion of the assumptions used in calculating these values may be found in Note 8 to our 2008 audited financial statements on pages 50–52 of our annual report. No stock options were granted in 2008. Outstanding options are expensed at a faster rate for individuals who are eligible to retire. As a result, Mr. Armitage's options were expensed entirely during 2008, and only Mr. Rice's outstanding options are still being expensed.

[3] Payments for 2008 performance were made in March 2009 under the Eli Lilly and Company Bonus Plan.

[4] The amounts in this column are the change in pension value for each individual. No named executive officer received preferential or above-market earnings on deferred compensation.

[5] The table below shows the components of this column for 2006 through 2008, which include the company match for each individual's savings plan contributions, tax reimbursements, and perquisites.

Name	Year	Savings Plan Match	Tax Reimbursements[1]	Perquisites[2]	Other	Total "All Other Compensation"
Mr. Taurel	2008 2007 2006	$64,819 $103,045 $99,020	$752,768[3] $2,731 $1,382	$21,840 $109,268 $92,007	$0 $0 $0	$839,428 $215,044 $192,409
Dr. Lechleiter	2008 2007 2006	$80,348 $68,945 $66,720	$6,759 $1,816 $2,070	$0 $0 $0	$0 $0 $0	$87,107 $70,761 $68,790
Dr. Paul	2008 2007 2006	$13,800 $13,500 $54,970	$4,572 $0 $819	$0 $0 $0	$0 $0 $0	$18,372 $13,500 $55,789
Mr. Carmine	2008	$46,987	$6,510	$0	$0	$53,497
Mr. Rice	2008 2007 2006	$50,047 $44,855 $36,900	$6,246 $15,030[4] $822	$29,741 $0 $0	$0 $18,902[5] $0	$86,034 $78,787 $37,722
Mr. Armitage	2008 2007 2006	$46,726 $44,500 $42,099	$6,412 $1,051 $592	$0 $0 $0	$0 $0 $0	$53,138 $45,551 $42,691

[1] Tax reimbursements for expenses for each executive's spouse to attend certain company functions involving spouse participation. For Mr. Taurel and Mr. Rice, these amounts include income imputed for use of the corporate aircraft to attend outside board meetings.

[2] These amounts include the incremental cost to the company of use of the corporate aircraft to attend outside board meetings and, for Mr. Taurel, one personal trip in 2007, offset by Mr. Taurel's reimbursement under the time-share agreement. The incremental cost of Mr. Taurel's use of the corporate aircraft was $10,218 in 2008, $107,105 in 2007 and $91,069 in 2006. Mr. Rice's use of the corporate aircraft was $25,839 in 2008. The amounts in this column also include Mrs. Taurel's and Mrs. Nelson-Rice's expenses to attend board functions that included spouse participation. In addition, Mr. Taurel's family members have occasionally accompanied him on

business trips, at no incremental cost to the company. We calculate the incremental cost to the company of any personal use of the corporate aircraft based on the cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar and parking costs, and smaller variable costs, offset by any time-share lease payments by the executive. Since the company-owned aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of the company-owned aircraft and the cost of maintenance not related to trips.

[3] This amount includes tax payments and related reimbursements totaling $720,360 related to the FICA tax payment made by the company for Mr. Taurel on benefits he accrued under the company's nonqualified pension plan. All participants in the nonqualified pension plan are eligible for this one-time reimbursement upon retirement. Payments are made directly to the IRS, not to the employee.

[4] For Mr. Rice, this amount includes $13,051 in tax reimbursements in 2007 for the payment described in footnote 5 below.

[5] Reimbursement for an over-withholding of taxes by the company in a prior year when Mr. Rice was on an overseas assignment.

We have no employment agreements with our named executive officers. See, however, the description of additional years of service that may be credited to certain named executive officers (page 106).

Grants of Plan-Based Awards During 2008

The compensation plans under which the grants in the following table were made are generally described in the "Compensation Discussion and Analysis," beginning on page 89, and include the Eli Lilly and Company Bonus Plan, a non-equity incentive plan, and the 2002 Lilly Stock Plan, which provides for performance awards, shareholder value awards, stock options, restricted stock grants, and stock units.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Possible and Future Payouts Under Equity Incentive Plan Awards [2]			All Other Option Awards: Number of Securities Underlying Options [3]	Grant Date Fair Value of Equity Shares
Name	Grant Date	Compensation Committee Action Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (# shares)	Target (# shares)	Maximum (# shares)		
Mr. Taurel	—	—	$226,866	$1,512,438	$3,024,875					
	2/7/2008[4]	12/17/2007				39,047	78,094	156,189		$4,000,000
	2/7/2008[5]	12/17/2007				42,542	106,355	148,897	0	$4,000,000
Dr. Lechleiter	—	—	$263,869	$1,759,125	$3,518,250					
	2/7/2008[4]	12/17/2007				31,726	63,452	126,904		$3,250,000
	2/7/2008[5]	12/17/2007				34,565	86,414	120,980	0	$3,250,000
Dr. Paul	—	—	$127,532	$850,213	$1,700,425					
	2/7/2008[4]	12/17/2007				14,643	29,285	58,571		$1,500,000
	2/7/2008[5]	12/17/2007				15,953	39,884	55,838	0	$1,500,000
Mr. Carmine	—	—	$98,000	$653,334	$1,306,669					
	2/7/2008[4]	12/17/2007				14,643	29,285	58,571		$1,500,000
	2/7/2008[5]	12/17/2007				15,953	39,884	55,838	0	$1,500,000
Mr. Rice	—	—	$100,094	$667,293	$1,334,587					
	2/7/2008[4]	12/17/2007				11,714	23,428	46,857		$1,200,000
	2/7/2008[5]	12/17/2007				12,762	31,907	44,670	0	$1,200,000
Mr. Armitage	—	—	$93,452	$623,013	$1,246,027					
	2/7/2008[4]	12/17/2007				8,346	16,693	33,385		$855,000
	2/7/2008[5]	12/17/2007				9,093	22,734	31,828	0	$855,000

[1] These columns show the threshold, target, and maximum payouts for 2008 performance under the Eli Lilly and Company Bonus Plan. As described in the section titled "Cash Incentive Bonuses" in the "Compensation Discussion and Analysis," bonus payouts range from zero to 200 percent of target. The 2009 bonus payment for 2008 performance has been made based on the metrics described, at 154 percent of target, and is shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation."

[2] These columns show the range of payouts targeted for 2008 performance under the 2002 Lilly Stock Plan as described in the sections titled "Equity Incentives—Performance Awards" and "Equity Incentives—Shareholder Value Awards" in the "Compensation Discussion and Analysis."

[3] No stock options were granted to named executive officers in 2008.

[4]These rows show performance award grants. The dollar amount recognized as expense by the company for these performance awards is shown in the Summary Compensation Table in the column titled "Stock Awards" and their valuation assumptions are referenced in footnote 2 to that table. Performance award payouts range from zero to 200 percent of target. The 2008 performance award payout was made in January 2009 and is shown in more detail below.

[5]These rows show SVA grants. SVA payouts range from zero to 140 percent of target. The payout for the 2008 shareholder value award will be determined in January 2011.

Our performance awards granted in 2008 paid out in January 2009, and the named executive officers received the following shares or restricted share units:

Name	Performance Awards	Value on December 31, 2008
Mr. Taurel	136,665	$5,503,514
Dr. Lechleiter	111,041	$4,471,605
Dr. Paul	51,249	$2,063,797
Mr. Carmine	51,249	$2,063,797
Mr. Rice	40,999	$1,651,030
Mr. Armitage	29,213	$1,176,408

For 2008 performance, payouts were 175 percent of target. In order to receive a performance award payout, a participant must have remained employed with the company through December 31, 2008 (except in the case of death, disability, or retirement). In addition, an executive who was an executive officer at the time of grant and at the time of payout received payment in restricted share units. Non-preferential dividends are accrued during the one-year restriction period and paid upon vesting. Each executive was awarded the share units identified above, and the units will remain restricted (and subject to forfeiture if the executive resigns) until February 2010, at which time the units will be paid out in the form of shares. Mr. Taurel's shares vested upon his retirement from the company on December 31, 2008.

Our shareholder value awards granted in 2008 will pay out at the end of the three-year performance period according to the grid shown on page 95 of the "Compensation Discussion and Analysis."

Outstanding Equity Awards at December 31, 2008

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Number of Securities Underlying Unexercised Options (#)[1] Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Mr. Taurel							106,355[3]	$4,282,916
							68,426[4]	$2,755,515
					136,665[5]	$5,503,514		
	216,867		$56.18	12/31/2013				
	255,621		$55.65	12/31/2013				
	400,000		$73.11	12/31/2013				
	350,000		$57.85	2/15/2013				
	350,000[7]		$75.92	2/17/2012				
	175,000		$79.28	10/4/2011				
	350,000		$88.41	12/17/2010				
	350,000		$66.38	10/16/2009				
Dr. Lechleiter							86,414[3]	$3,479,892
							44,477[4]	$1,791,089
					111,041[5]	$4,471,605		
					73,354[6]	$2,953,966		
		140,964	$56.18	2/9/2016				
	127,811		$55.65	2/10/2015				
	200,000		$73.11	2/14/2014				
	120,000		$57.85	2/15/2013				
	120,000[8]		$75.92	2/17/2012				
	60,000		$79.28	10/4/2011				
	10,000		$88.41	12/17/2010				
	100,000		$88.41	12/17/2010				
	80,000		$66.38	10/16/2009				
Dr. Paul							39,884[3]	$1,606,129
							26,834[4]	$1,080,605
					51,249[5]	$2,063,797		
					5,000[9]	$201,350		
					44,256[6]	$1,782,189		
		72,289	$56.18	2/9/2016				
	85,207		$55.65	2/10/2015				
	120,000		$73.11	2/14/2014				
	50,000		$57.85	2/15/2013				
	46,000		$75.92	2/17/2012				
	23,000		$79.28	10/4/2011				
	75,900		$73.98	2/18/2011				
	25,000[10]		$88.41	12/17/2010				
	25,000[10]		$88.41	12/17/2010				
		50,000[10]	$88.41	12/17/2010				
	46,000		$66.38	10/16/2009				
Mr. Carmine							39,884[3]	$1,606,129
							10,320[4]	$415,586
					51,249[5]	$2,063,797		
		37,651	$56.18	2/9/2016				
	42,604		$55.65	2/10/2015				
	55,000		$73.11	2/14/2014				
	57,000		$57.85	2/15/2013				
	50,000		$75.92	2/17/2012				
	23,000		$79.28	10/4/2011				
	50,600		$73.98	2/18/2011				
	46,000		$66.38	10/16/2009				
Mr. Rice							31,907[3]	$1,284,895
							19,119[4]	$769,922
					40,999[5]	$1,651,030		
					31,532[6]	$1,269,794		
		30,000	$52.54	4/29/2016				
		27,108	$56.18	2/9/2016				
	23,077		$55.65	2/10/2015				
	25,000		$73.11	2/14/2014				
	11,200		$57.85	2/15/2013				
	10,000		$75.92	2/17/2012				
	5,000		$79.28	10/4/2011				
	12,000		$73.98	2/18/2011				
	10,000		$66.38	10/16/2009				
Mr. Armitage							22,734[3]	$915,498
							19,119[4]	$769,922
					29,213[5]	$1,176,408		
					31,532[6]	$1,269,794		
		54,217	$56.18	2/9/2016				
	53,254		$55.65	2/10/2015				
	80,000		$73.11	2/14/2014				
	80,000		$57.85	2/15/2013				
	23,800		$75.92	2/17/2012				
	7,000		$79.28	10/4/2011				
	23,100		$73.98	2/18/2011				
	14,000		$66.38	10/16/2009				

PROXY STATEMENT

[1] The vesting date of each option is listed in the table below by expiration date. Mr. Taurel's options all vested upon his retirement and they will expire on the earlier of the expiration date listed below or December 31, 2013:

Expiration Date	Vesting Date
04/29/2016	05/01/2009
02/09/2016	02/10/2009
02/10/2015	02/11/2008
02/14/2014	02/19/2007
02/15/2013	02/17/2006

Expiration Date	Vesting Date
02/17/2012	02/18/2005
10/04/2011	10/03/2003
02/18/2011	02/20/2004
12/17/2010	12/18/2003
10/16/2009	10/18/2002

[2] These two columns show performance award shares paid in restricted shares or share units with a holding period of one year. This award paid out in 2008 for 2007 performance. The restricted stock shares pay dividends during the restriction period, but the dividends are not preferential.
[3] Shares granted under the company's Shareholder Value Award plan that will vest December 31, 2010. The number of shares reported in the table reflects the target payout amount, which will be made if the average stock price in November and December 2010 is between $62.00 and $65.99. Actual payouts may vary from zero to 140 percent of target. Had the performance period ended at year end 2008, the payout would have been zero percent of target. Mr. Taurel will receive one third of his payout amount, reflecting his retirement after the first year of the three-year performance period.
[4] Shares granted under the company's Shareholder Value Award plan that will vest December 31, 2009. The number of shares reported in the table reflects the target payout amount, which will be made if the average stock price in November and December 2009 is between $63.00 and $66.99. Actual payouts may vary from zero to 140 percent of target. Had the performance period ended at year end 2008, the payout would have been zero percent of target. Mr. Taurel will receive two thirds of his payout amount, reflecting his retirement after the second year of the three-year performance period.
[5] Share units granted under the company's Performance Award plan paid out in January 2009 for 2008 performance. These shares will vest in February 2010. Mr. Taurel's shares vested upon his retirement.
[6] Shares granted under the company's Performance Award plan paid out in January 2008 for 2007 performance. These shares vested in February 2009.
[7] Mr. Taurel transferred 348,683 shares of this option to a trust for the benefit of his children, and these shares vested on April 30, 2002. 149,172 shares of this option are held in trust for the benefit of Mr. Taurel's children, and the remainder have been transferred back to Mr. Taurel.
[8] Dr. Lechleiter transferred 118,683 shares of this option to a trust for the benefit of his children, and these shares vested on April 30, 2002. 50,734 shares of this option are held in trust for the benefit of Dr. Lechleiter's children, and the remainder have been transferred back to Dr. Lechleiter.
[9] These shares will vest on December 20, 2010.
[10] These options were granted outside of the normal annual cycle and vest in three installments, as follows: 25 percent on December 19, 2005; 25 percent on December 18, 2008; and 50 percent on November 2, 2009.

Options Exercised and Stock Vested in 2008

	Option Awards		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Taurel	0	$0	100,000 96,120	$3,967,000 $4,952,102
Dr. Lechleiter	0	$0	62,478	$3,218,867
Dr. Paul	0	$0	32,040	$1,650,701
Mr. Carmine	0	$0	9,796	$994,098
Mr. Rice	0	$0	0	$0
Mr. Armitage	0	$0	24,030	$1,238,026

[1] Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.
[2] Amounts reflect the market value of the stock on the day the stock vested. These shares represent performance awards issued in January 2007 for company performance in 2006, which were subject to forfeiture for one year

following issuance. For Mr. Taurel, these amounts also include a performance award issued in January 2008 for company performance in 2007, which vested upon his retirement.

Retirement Benefits

We maintain two programs to provide retirement income to all eligible U.S. employees, including executive officers:

- *The Lilly Employee 401(k) Plan,* a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Eligible employees may elect to contribute a portion of their salary to the plan, and the company provides matching contributions on the employees' contributions up to six percent of base salary. The matching contributions are in the form of Lilly stock. The employee contributions, company contributions, and earnings thereon are paid out in accordance with elections made by the participant. See the Summary Compensation Table on page 100 for information about company contributions to the named executive officers.
- *The Lilly Retirement Plan* (the retirement plan), a tax-qualified defined benefit plan that provides monthly retirement benefits to eligible employees. See the Summary Compensation Table on page 100 for additional information about the value of these pension benefits.

Section 415 of the Internal Revenue Code generally places a limit on the amount of annual pension that can be paid from a tax-qualified plan ($185,000 in 2008) as well as on the amount of annual earnings that can be used to calculate a pension benefit ($230,000 in 2008). However, since 1975 the company has maintained a non-tax-qualified pension plan that pays eligible employees the difference between the amount payable under the tax-qualified plan and the amount they would have received without the qualified plan's limit. The nonqualified pension plan is unfunded and subject to forfeiture in the event of bankruptcy.

The following table shows benefits that named executive officers are entitled to under the retirement plan.

Pension Benefits in 2008

Name	Plan	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Mr. Taurel	tax-qualified plan	36	$1,164,665	
	nonqualified plan	36	$29,699,031	
	total		$30,863,696	$0
Dr. Lechleiter[2]	tax-qualified plan	29	$820,109	
	nonqualified plan	29	$8,699,133	
	total		$9,519,242	$0
Dr. Paul[3]	tax-qualified plan	16	$289,080	
	nonqualified plan	16	$3,998,445	
	total		$4,287,525	$0
Mr. Carmine[4]	tax-qualified plan	33	$1,159,841	
	nonqualified plan	33	$4,413,493	
	total		$5,573,334	$0
Mr. Rice	tax-qualified plan	19	$259,527	
	nonqualified plan	19	$999,084	
	total		$1,258,611	$0
Mr. Armitage[5]	tax-qualified plan	10	$2,201,713	
	nonqualified plan	10	$1,198,148	
	total		$3,399,861	$0

[1] The calculation of present value of accumulated benefit assumes a discount rate of 6.9 percent, mortality RP 2000CH (post-retirement decrement only), and joint and survivor benefit of 25 percent.

[2] Dr. Lechleiter is currently eligible for early retirement. He qualifies for approximately eight percent less than his full retirement benefit. Early retirement benefits are further described below.

[3] Dr. Paul is currently eligible for early retirement. He qualifies for approximately 20 percent less than his full retirement benefit. Dr. Paul's potential additional service credit, described below, increased the present value of his nonqualified pension benefit shown above by $1,531,259.

[4] Mr. Carmine is currently eligible for full retirement benefits.

[5] Mr. Armitage is currently eligible for early retirement. His additional service credit, described below, does not change the present value of his nonqualified pension benefit, which is approximately five percent less than his full retirement benefit.

The retirement plan benefits shown in the table are net present values. The benefits are not payable as a lump sum; they are generally paid as a monthly annuity for the life of the retiree and any qualifying survivor. The annual benefit under the plan is calculated using the average of the annual earnings for the highest five out of the last 10 years of service (final average earnings). Annual earnings covered by the retirement plan consist of salary and bonus (amounts disclosed in the company's proxy statements for the relevant years) calculated for the amount of bonus paid (rather than credited) and for the year in which earnings are paid (rather than earned or credited). In addition, for years prior to 2003, the calculation includes performance award payouts. The amount of the benefit also depends on the retiree's age and years of service at the time of retirement. Benefit calculations are based on "points," with an employee's points equaling the sum of his or her age plus years of service. Employees who retire (i) at age 65 with at least five years of service, (ii) at age 62 with at least 80 points, or (iii) with 90 or more points receive an unreduced benefit. Employees may elect early retirement with reduced benefits under either of the following two options:

- Employees with between 80 and 90 points may retire with a benefit that is reduced by three percent for each year that the employee has left to reach 90 points or age 62.
- Employees who have less than 80 points, but who have reached age 55 and have at least 10 years of service, may retire with a benefit that is reduced as described above and is further reduced by six percent for each year that the employee has left to reach 80 points or age 65.

All U.S. retirees are entitled to medical insurance under the company's plans. Retirees with spouses or unmarried dependents may elect that, upon the retiree's death, the plan will pay survivor annuity benefits at either 25, 50, or 75 percent of the retiree's annuity benefit. Election of the higher survivor benefit will result in a lower annuity payment during the retiree's life.

Dr. Paul joined the company in 1993. Dr. Paul will receive 10 years of additional service credit if he remains employed by the company past age 60, or is involuntarily terminated before he turns 60. When Mr. Armitage joined the company in 1999, the company agreed to provide him with a retirement benefit based on his actual years of service and earnings at age 60. Since Mr. Armitage reached age 60 with 9.75 years of service, he has been treated as though he has, for eligibility purposes only, 20 years of service. The additional service credit made him eligible to begin reduced benefits nine months early, but did not change the timing or amount of his unreduced benefits (shown in the Pension Benefits in 2008 table on page 105). A grant of additional years of service credit to any employee must be approved by the compensation committee of the board of directors.

Upon retirement, Mr. Taurel was appointed chairman emeritus, effective January 1, 2009. In connection with that appointment, we are providing the following administrative support arrangement to Mr. Taurel, in addition to normal retirement programs. This arrangement has been granted for a period of five years following his retirement, at which point the compensation committee of the board of directors may elect to extend this arrangement for an additional period, if requested by Mr. Taurel.

Benefit	Incremental Cost to the Company (annualized)
Office space[1]	—
Administrative and computer/technology support[2]	$40,000
Parking at company facilities	—

[1] Currently this space is provided in the corporate headquarters at no incremental cost to the company.
[2] The incremental cost to the company is calculated by estimating the cost of computer hardware, software, and IT support, as well as part-time administrative support.

Nonqualified Deferred Compensation in 2008

Name	Plan	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($)[3]
Mr. Taurel	nonqualified savings	$51,019	$51,019	($902,296)		$2,170,064
	deferred compensation	—	—	$473,727		$9,024,790
	total	$51,019	$51,019	($428,569)	$0	$11,194,854
Dr. Lechleiter	nonqualified savings	$66,548	$66,548	($282,414)		$729,866
	deferred compensation	$1,080,138	—	$210,586		$4,207,892
	total	$1,146,686	$66,548	($71,828)	$0	$4,937,758
Dr. Paul	nonqualified savings	—	—	($213,476)		$485,199
	deferred compensation	—	—	—		—
	total	$0	$0	($213,476)	$0	$485,199
Mr. Carmine	nonqualified savings	$33,187	$33,187	($84,211)		$215,816
	deferred compensation	$344,422	—	$47,278		$963,203
	total	$377,609	$33,187	($36,933)	$0	$1,179,019
Mr. Rice	nonqualified savings	$36,247	$36,247	($62,423)		$198,920
	deferred compensation	—	—	—		—
	total	$36,247	$36,247	($62,423)	$0	$198,920
Mr. Armitage	nonqualified savings	$32,926	$32,926	($136,712)		$304,756
	deferred compensation	$1,020,457	—	$179,099		$3,597,219
	total	$1,053,383	$32,926	$42,387	$0	$3,901,975

[1] The amounts in this column are also included in the Summary Compensation Table on page 100, in the "Salary" column (nonqualified savings) or the "Non-Equity Incentive Plan Compensation" column (deferred compensation).
[2] The amounts in this column are also included in the Summary Compensation Table on page 100, in the "All Other Compensation" column as a portion of the savings plan match.
[3] Of the totals in this column, the following amounts have previously been reported in the Summary Compensation Table for this year and for previous years:

Name	2008 ($)	Previous Years ($)	Total ($)
Mr. Taurel	$102,038	$3,520,965	$3,623,003
Dr. Lechleiter	$1,213,233	$2,666,297	$3,879,530
Dr. Paul	$0	$218,711	$218,711
Mr. Carmine	$410,795	$0	$410,795
Mr. Rice	$72,494	$110,110	$182,604
Mr. Armitage	$1,086,309	$2,620,075	$3,706,384

The Nonqualified Deferred Compensation in 2008 table above shows information about two company programs: a nonqualified savings plan and a deferred compensation plan. The nonqualified savings plan is designed to allow each executive to contribute up to six percent of his or her base salary, and receive a company match, beyond the contribution limits prescribed by the IRS with regard to 401(k) plans. This plan is administered in the same manner as the company 401(k) Plan, with the same participation and investment elections, and all employees are eligible to participate. Executive officers and other executives may also defer receipt of all or part of their cash compensation under the company's deferred compensation plan. Amounts deferred by executives under this program are credited with interest at 120 percent of the applicable federal long-term rate as established for the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code with monthly compounding, which was 5.5 percent for 2008 and is 5.2 percent for 2009. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the compensation committee. All deferral elections and associated distribution schedules are irrevocable. Both plans are unfunded and subject to forfeiture in the event of bankruptcy.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits under the company's compensation and benefit plans and arrangements to which the named executive officers would be entitled upon termination of employment. Except for (i) certain terminations following a change in control of the company, as described below, and (ii) certain pension arrangements as shown below and described under "Retirement Benefits" above, there are no agreements, arrangements, or plans that entitle named executive officers to severance, perquisites, or other enhanced benefits upon termination of their employment. Any agreement to provide such payments or benefits to a terminating executive officer (other than following a change in control) would be at the discretion of the compensation committee.

Potential Payments Upon Termination of Employment

	Cash Severance Payment	Incremental Pension Benefit (present value)	Continuation of Medical/ Welfare Benefits (present value)[1]	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/08)	Excise Tax Gross-Up	Total Termination Benefits
Mr. Taurel						
• Voluntary retirement (12/31/08)	$0	$0	$0	$0	$0	$0
Dr. Lechleiter						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after change in control (CIC)	$8,218,106	$1,616,631	$24,000	$0	$3,678,530	$13,537,267
Dr. Paul						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary termination	$0	$3,327,394[2]	$90,076[2]	$0	$0	$3,417,470
• Involuntary or good reason termination after CIC	$4,632,054	$4,695,338[2]	$114,076[2]	$201,350	$3,537,468	$13,180,286
Mr. Carmine						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after CIC	$3,772,270	$289,618	$24,000	$249,352	$0	$4,335,240
Mr. Rice						
• Voluntary termination	$0	$0	$0	$0	$0	$0
• Involuntary termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after CIC	$3,755,264	$161,415	$24,000	$2,684,962	$1,498,108	$8,123,749
Mr. Armitage						
• Voluntary retirement	$0	$0	$0	$0	$0	$0
• Involuntary termination	$0	$0	$0	$0	$0	$0
• Involuntary or good reason termination after CIC	$3,488,882	$498,064	$24,000	$2,278,154	$1,572,805	$7,861,906

[1] See "Accrued Pay and Regular Retirement Benefits" and "Change-in-Control Severance Pay Program—Continuation of medical and welfare benefits" on pages 108–110.

[2] These amounts reflect an additional 10 years of service credit that would be credited to Dr. Paul upon an involuntary termination, other than for cause, should it occur before he reaches age 60 (see page 106 for more information about Dr. Paul's retirement benefits).

Accrued Pay and Regular Retirement Benefits. The amounts shown in the previous table do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

- Accrued salary and vacation pay.
- Regular pension benefits under the Lilly Retirement Plan and the nonqualified pension plan. See "Retirement Benefits" on pages 105–106. The amounts shown in the table above as "Incremental Pension Benefit" are explained below.
- Welfare benefits provided to all U.S. retirees, including retiree medical and dental insurance. The amounts shown in the table above as "Continuation of Medical / Welfare Benefits" are explained below.
- Distributions of plan balances under the Lilly 401(k) Plan and the nonqualified savings plan. See the narrative following the Nonqualified Deferred Compensation in 2008 table on page 107 for information about the 401(k)

plan, the deferred compensation plan, and the nonqualified savings plan.

- The value of accelerated vesting of certain unvested equity grants upon retirement. Under the company's stock plans, employees who terminate employment while retirement-eligible receive accelerated vesting of unvested stock options (except for options granted in the 12 months before retirement, which are forfeited), outstanding performance awards and shareholder value awards (which are paid on a reduced basis for time worked during the award period), and restricted stock awarded in payment of previous performance awards.
- The value of option continuation upon retirement. When an employee terminates prior to retirement, his or her stock options are terminated 30 days thereafter. However, when a retirement-eligible employee terminates, his or her options remain in force until the earlier of five years after retirement or the option's normal expiration date.

Deferred Compensation. The amounts shown in the table do not include distributions of plan balances under the Lilly deferred compensation plan. Those amounts are shown in the Nonqualified Deferred Compensation in 2008 table on page 107.

Death and Disability. A termination of employment due to death or disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally.

Change-in-Control Severance Pay Program. As described in the "Compensation Discussion and Analysis" under "Severance Benefits" on pages 97–98, the company maintains a change-in-control severance pay program for nearly all employees, including the named executive officers (the "CIC Program"). The CIC Program defines a change in control very specifically, but generally the term includes the occurrence of, or entry into, an agreement to do one of the following: (a) acquisition of 15 percent (20 percent beginning October 20, 2010) or more of the company's stock; (b) replacement by the shareholders of one third (one half beginning October 20, 2010) or more of the board of directors; (c) consummation of a merger, share exchange, or consolidation of the company; or (d) liquidation of the company or sale or disposition of all or substantially all of its assets. The amounts shown in the table for "involuntary or good reason termination" following a change in control are based on the following assumptions and plan provisions:

- *Covered terminations.* The table assumes a termination of employment that is eligible for severance under the terms of the current plan, based on the named executive's compensation, benefits, age, and service credit at December 31, 2008. Eligible terminations include an involuntary termination for reasons other than cause, or a voluntary termination by the executive for good reason, within two years following the change in control.
  - —A termination of an executive officer by the company is for cause if it is for any of the following reasons: (i) the employee's willful and continued refusal to perform, without legal cause, his or her material duties, resulting in demonstrable economic harm to the company; (ii) any act of fraud, dishonesty, or gross misconduct resulting in significant economic harm or other significant harm to the business reputation of the company; or (iii) conviction of or the entering of a plea of guilty or nolo contendere to a felony.
  - —A termination by the executive officer is for good reason if it results from (i) a material diminution in the nature or status of the executive's position, title, reporting relationship, duties, responsibilities or authority, or the assignment to him or her of additional responsibilities that materially increase his or her workload; (ii) any reduction in the executive's then-current base salary; (iii) a material reduction in the executive's opportunities to earn incentive bonuses below those in effect for the year prior to the change in control; (iv) a material reduction in the executive's employee benefits from the benefit levels in effect immediately prior to the change in control; (v) the failure to grant to the executive stock options, stock units, performance shares, or similar incentive rights during each twelve (12) month period following the change in control on the basis of a number of shares or units and all other material terms at least as favorable to the executive as those rights granted to him or her on an annualized average basis for the three (3) year period immediately prior to the change in control; or (vi) relocation of the executive by more than fifty (50) miles.
- *Cash severance payment.* Represents the CIC Program benefit of two times the 2008 annual base salary plus two times the cash bonus for 2008 under the Eli Lilly and Company Bonus Plan.
- *Incremental pension benefit.* Represents the present value of an incremental nonqualified pension benefit of two years of age credit and two years of service credit that is provided under the CIC Program. The incremental pension benefit will be discontinued effective October 20, 2010. The following standard actuarial assumptions were used to calculate each individual's incremental pension benefit:

Discount rate:	6.9 percent
Mortality (post-retirement only):	RP 2000CH
Joint & survivor benefit:	25% of pension

For Dr. Paul, the amounts in the table above reflect the 10 years of additional service credit described on page 106.

- *Continuation of medical and welfare benefits.* Represents the present value of the CIC Plan's guarantee for two years following a covered termination of continued coverage equivalent to the company's current active employee medical, dental, life, and long-term disability insurance. Effective October 20, 2010, the coverage period will be reduced to 18 months. For Dr. Paul, the amount in the table reflects the 10 years of additional service credit described on page 106, which makes him eligible for an enhanced retiree medical benefit. The same actuarial assumptions were used to calculate continuation of medical and welfare benefits as were used to calculate incremental pension benefits, with the addition of an assumed COBRA rate of $12,000 per year.
- *Acceleration and continuation of equity awards.* Under the CIC Plan, upon a covered termination, any unvested stock options, restricted stock, or other equity awards would vest, and options would be exercisable for up to three years following termination. Payment of the shareholder value award (SVA) is accelerated in the case of a change in control in which Lilly is not the surviving entity. For the four retirement-eligible employees, Dr. Lechleiter, Dr. Paul, Mr. Carmine, and Mr. Armitage, the only other equity award receiving accelerated vesting and term extension because of the CIC Plan would be 5,000 shares of restricted stock held by Dr. Paul; all other unvested equity awards (with the exception of the SVA) automatically vest upon retirement regardless of reason. The amounts in this column represent the previously unamortized expense that would be recognized in connection with the acceleration of unvested equity grants. In addition, the named executive officer who is not retirement-eligible, Mr. Rice, would receive the benefit under the CIC Plan of continuation of his outstanding stock options for up to three years following termination of employment. There would be no incremental expense to the company for this continuation because the option would already have been fully expensed.
- *Excise tax reimbursement.* Upon a change in control, employees may be subject to certain excise taxes under Section 280G of the Internal Revenue Code. The company has agreed to reimburse the affected employees for those excise taxes as well as any income and excise taxes payable by the executive as a result of the reimbursement. The amounts in the table are based on a 280G excise tax rate of 20 percent and a 40 percent federal, state, and local income tax rate. To reduce the company's exposure to these reimbursements, the employee's severance will be cut back by up to three percent (five percent effective October 20, 2010) if the effect is to avoid triggering the excise tax under Section 280G.

Payments Upon Change in Control Alone. In general, the CIC Program is a "double trigger" program, meaning payments are made only if the employee suffers a covered termination of employment within two years following the change in control. Employees do not receive payments upon a change in control alone, except that upon consummation of a change in control a partial payment of outstanding performance awards would be made, reduced to reflect only the portion of the year worked prior to the change in control. For example, if a change in control occurred on June 30, the employee would receive one-half of the value of the performance award, calculated based on the company's then-current financial forecast for the year. Likewise, in the case of a change in control in which Lilly is not the surviving entity, the SVA will pay out based on the change-in-control stock price and prorated for the portion of the three-year performance period elapsed.

Related-Person Transaction

As noted above, for security reasons the company aircraft was made available to Mr. Taurel prior to his retirement for all travel. The company entered into a time-share arrangement (now ended) with Mr. Taurel in connection with his personal use of company aircraft. Under the time-share agreement, Mr. Taurel leased the company aircraft, including crew and flight services, for personal flights. He paid a time-share fee based on the company's cost of the flight but capped at the greater of (i) an amount equivalent to first-class airfare for the relevant flight (if commercially available) or (ii) the Standard Industry Fare Levels as established by the Internal Revenue Service for purposes of determining taxable fringe benefits.

Ownership of Company Stock

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of company common stock beneficially owned by the directors, the named executive officers, and all directors and executive officers as a group, as of February 3, 2009.

The table shows shares held by named executives in the Lilly Employee 401(k) Plan, shares credited to the accounts of outside directors in the Lilly Directors' Deferral Plan, and total shares beneficially owned by each individual, including the shares in the respective plans. In addition, the table shows shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 3, 2009.

Name	401(k) Plan Shares	Directors' Deferral Plan Shares[1]	Total Shares Owned Beneficially[2]	Stock Options Exercisable Within 60 Days of February 3, 2009
Robert A. Armitage	1,932	—	63,424	335,371
Sir Winfried Bischoff	—	16,237	18,237	11,200
Bryce D. Carmine	4,717	—	44,348	361,855
J. Michael Cook	—	15,683	17,483	—
Michael L. Eskew	—	4,513	4,513	—
Martin S. Feldstein, Ph.D.	—	14,529	15,529	8,400
J. Erik Fyrwald	—	16,673	16,786	—
Alfred G. Gilman, M.D., Ph.D.	—	22,424	22,424	14,000
Karen N. Horn, Ph.D.	—	35,769	35,769	14,000
John C. Lechleiter, Ph.D.	14,163	—	229,400[3]	958,775
Ellen R. Marram	—	14,529	15,529	5,600
Douglas R. Oberhelman	—	0	0	—
Steven M. Paul, M.D.	552	—	43,538	568,396
Franklyn G. Prendergast, M.D., Ph.D.	—	28,317	28,317	14,000
Derica W. Rice	5,559	—	59,689	123,385
Kathi P. Seifert	—	24,176	27,709	14,000
Sidney Taurel	18,061	—	1,064,059[4]	2,447,488
All directors and executive officers as a group (22 people):			1,925,653	

[1]See description of the Lilly Directors' Deferral Plan, page 83.

[2]Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the shares shown in the table to be owned by that person. No person listed in the table owns more than 0.09 percent of the outstanding common stock of the company. All directors and executive officers as a group own 0.17 percent of the outstanding common stock of the company. 1,800 of Mr. Cook's shares were on deposit in a margin account as of February 3, 2009.

[3]The shares shown for Dr. Lechleiter include 13,470 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power over the shares held by the foundation.

[4]The shares shown for Mr. Taurel are presented as of his retirement, December 31, 2008, and include 17,304 shares that are owned by a family foundation for which he is a director. Mr. Taurel has shared voting power and shared investment power over the shares held by the foundation.

Principal Holders of Stock

To the best of the company's knowledge, the only beneficial owners of more than five percent of the outstanding shares of the company's common stock are the shareholders listed below:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. (the "Endowment") 2801 North Meridian Street Indianapolis, Indiana 46208	135,670,804 (as of 2/3/09)	11.9%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	66,088,590 (as of 12/31/08)	5.8%
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	65,015,094 (as of 12/31/08)	5.7%
PRIMECAP Management Company 225 South Lake Ave., #400 Pasadena, California 91101	59,240,937 (as of 12/31/08)	5.2%

The Endowment has sole voting and sole investment power with respect to its shares. The board of directors of the Endowment is composed of Mr. Thomas M. Lofton, chairman; Mr. N. Clay Robbins, president; Mrs. Mary K. Lisher; Drs. Otis R. Bowen and William G. Enright; and Messrs. Daniel P. Carmichael, Charles E. Golden, Eli Lilly II, and Eugene F. Ratliff (emeritus director). Each of the directors is, either directly or indirectly, a shareholder of the company.

Capital World Investors is a division of Capital Research and Management Company. It has sole voting power with respect to 1,240,000 shares (approximately 0.11 percent of shares outstanding) and sole investment power with respect to all of its shares.

Wellington Management Company, LLP acts as investment advisor to various clients. It has shared voting power with respect to 19,428,434 shares (approximately 1.71 percent of shares outstanding) and shared investment power with respect to all of its shares.

PRIMECAP Management Company acts as investment advisor to various clients. It has sole voting power with respect to 17,464,474 shares (approximately 1.54 percent of shares outstanding) and sole investment power with respect to all of its shares.

Items of Business To Be Acted Upon at the Meeting

Item 1. Election of Directors

Under the company's articles of incorporation, the board is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the annual meeting of shareholders held in 2012. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxies may be voted for a substitute director.

The board recommends that you vote FOR each of the following nominees:

- Martin S. Feldstein, Ph. D.
- J. Erik Fyrwald
- Ellen R. Marram
- Douglas R. Oberhelman

Biographical information about these nominees may be found on pages 73–74 of this proxy statement. Information about certain legal matters may be found on page 122.

Item 2. Proposal to Ratify the Appointment of Principal Independent Auditor

The audit committee has appointed the firm of Ernst & Young LLP as principal independent auditor for the company for the year 2009. In accordance with the bylaws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditor for the company in 2008. Representatives of Ernst & Young are expected to be present at the annual meeting and will be available to respond to questions. Those representatives will have the opportunity to make a statement if they wish to do so.

The board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditor for 2009.

Item 3. Proposal to Amend the Company's Articles of Incorporation to Provide for Annual Election of All Directors

The company's amended articles of incorporation currently provide that the board of directors is divided into three classes, with each class elected every three years. On the recommendation of the directors and corporate governance committee, the board has approved, and recommends to the shareholders for approval, amendments to provide for the annual election of directors. This proposal was brought before shareholders in April 2007 and again in April 2008, and received the vote of more than 75 percent of the outstanding shares at each meeting; however, the proposal requires the vote of 80 percent of the outstanding shares to pass.

If approved, this proposal will become effective upon the filing of amended and restated articles of incorporation containing these amendments with the Secretary of State of Indiana, which the company intends to do promptly after shareholder approval is obtained. Directors elected prior to the effectiveness of the amendments will stand for election for one-year terms once their then-current terms expire. This means that directors whose terms expire at the 2010 and 2011 annual meetings of shareholders would be elected for one-year terms, and beginning with the 2012 annual meeting, all directors would be elected for one-year terms at each annual meeting. In addition, in the case of any vacancy on the board occurring after the 2009 annual meeting, including a vacancy created by an increase in the number of directors, the vacancy would be filled by interim election of the board, with the new director to serve a term ending at the next annual meeting. At all times, directors are elected to serve for their respective terms and until their successors have been elected and qualified. This proposal would not change the present number of directors, and it would not change the board's authority to change that number and to fill any vacancies or newly created directorships.

Article 9(b) of the company's amended articles of incorporation contains the provisions that will be affected if this proposal is adopted. This article, set forth in Appendix A to this proxy statement, shows the proposed changes with deletions indicated by strike-outs and additions indicated by underlining. The board has also adopted conforming amendments to the company's bylaws, to be effective immediately upon the effectiveness of the amendments to the amended articles of incorporation.

Background of Proposal

The proposal is a result of ongoing review of corporate governance matters by the board. The board, assisted by the directors and corporate governance committee, considered the advantages and disadvantages of maintaining the classified board structure. The board considered the view of some shareholders who believe that classified boards have the effect of reducing the accountability of directors to shareholders because classified boards limit the ability of shareholders to evaluate and elect all directors on an annual basis. The election of directors is the primary means for shareholders to influence corporate governance policies. The board gave considerable weight to the approval at the 2006 annual meeting of a shareholder proposal requesting that the board take all necessary steps to elect the directors annually, and to the 77 percent favorable vote for management's proposal in 2008 (75 percent in 2007).

The board also considered benefits of retaining the classified board structure, which has a long history in corporate law. Proponents of a classified structure believe it provides continuity and stability in the management of the business and affairs of a company because a majority of directors always have prior experience as directors of the company. Proponents also assert that classified boards may enhance shareholder value by forcing an entity seeking control of a target company to initiate arms-length discussions with the board of that company, because the entity cannot replace the entire board in a single election. While the board recognizes those potential benefits, it also notes that even without a classified board, the company has other means to compel a takeover bidder to negotiate with the board, including certain "supermajority" vote requirements in its amended articles of incorporation (as described in the company's response to Item 5 on page 117), other provisions of its articles and bylaws, and certain provisions of Indiana law.

On the recommendation of the directors and corporate governance committee, the board approved the amendments, and now recommends that the shareholders approve them. Although this proposal did not pass in 2008, the board continues to support this change and believes that by taking this action, it can provide shareholders further assurance that the directors are accountable to shareholders while maintaining appropriate defenses to respond to inadequate takeover bids.

Vote Required

The affirmative vote of at least 80 percent of the outstanding common shares is needed to pass this proposal.

The board recommends that you vote FOR amending the company's articles of incorporation to provide for annual election of all directors.

Item 4. Reapproval of Material Terms of Performance Goals for the Eli Lilly and Company Bonus Plan

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of compensation expense that the company can deduct for income tax purposes. In general, a public corporation cannot deduct compensation in excess of $1 million paid to any of the named executive officers in the proxy statement. However, compensation that qualifies as "performance-based" is not subject to this deduction limitation.

The Eli Lilly and Company Bonus Plan (the plan) allows the grant of cash bonuses that qualify as performance-based compensation under Section 162(m) of the Code. One of the conditions to qualify as performance-based is that the material terms of the performance goals must be approved by the shareholders at least every five years. The last such approval for the plan was when the plan itself was approved in 2004. To preserve the tax status of company bonuses as performance-based, and thereby to allow the company to continue to fully deduct the compensation expense related to the awards, we are now asking the shareholders to reapprove the performance goals. We are not amending or altering the plan. If this proposal is not adopted, the committee will continue to grant cash bonuses under the plan, but certain executive officer bonuses would no longer be fully tax deductible by the company.

Purpose of the Plan

The purpose of the plan is to motivate superior performance and teamwork by employees at all levels of the company by linking annual cash bonuses to important corporate performance measures. Bonus payments are linked directly to both individual and corporate performance. Exceptional performance by individuals and the company will lead to increases in bonuses, and shortfalls in performance will lead to bonus reductions.

Principal Features of the Plan

The following is a summary of the material features of the plan:

- **Administration.** The plan is administered by the compensation committee of the board, which is composed entirely of independent directors. The committee has authority to delegate plan administration with respect to employees other than the executive officers.

- **Eligibility.** Plan participants include all executive officers, all management employees worldwide, most U.S. and Puerto Rico nonmanagement employees, and selected employees outside the United States. The committee may include other employees at its discretion. For 2008, approximately 17,500 employees were eligible to participate.
- **Performance Measures and Bonus Calculation.** Prior to the beginning of each year, the committee establishes the following elements necessary for the bonus calculation:
  - —**Bonus targets** are established for participants based on a schedule that associates job responsibilities with a bonus target amount expressed as a percentage of regular earnings for the year.
  - —**Company performance measures** are established for the year. The committee may select one or more from among the following measures: growth in net income or earnings per share; growth in sales; return on assets; return on equity; total shareholder return; economic value added; market value added; or any of the foregoing before the effect of acquisitions, divestitures, accounting changes, changes in corporate capitalization, restructurings, and special charges or gains (determined according to objective criteria established by the committee not later than 90 days after the beginning of the year). Unless the committee chooses otherwise, the company performance measures are based 75 percent on earnings-per-share growth and 25 percent on sales growth. Bonuses for 2009 will be based on this measure.
  - —A **bonus multiple** is used to adjust the bonus target to account for company performance. The committee establishes performance benchmarks for sales and earnings growth after considering expected peer group performance. If the benchmarks are met exactly, the bonus multiple would be 100 percent of the bonus target. Actual bonus multiples will vary depending on company performance relative to the benchmarks. The maximum bonus multiple is 200 percent of the bonus target and the threshold multiple is 25 percent of the bonus target (zero for executive officers), except that the committee has discretion to reduce the bonus multiple to a lower percentage or to zero. The committee does not have discretion to increase the multiple.
- **Individual Performance Adjustments.** For employees other than executive officers, the committee will establish performance multipliers which correspond to individual performance ratings on an annual basis. Executive officers' awards may not be adjusted upward.
- **Payment.** Payment will be made following certification by the committee of the company's actual performance results for the year. No executive officer's bonus payment may exceed $7 million in any one year. Participants must remain employed until the end of the year to receive a bonus, except in the case of retirement, death, disability, and certain leaves of absence.
- **Amendment.** The plan may be amended at any time by the board or the committee. Shareholder approval of amendments may be sought to the extent the company deems it necessary or advisable to preserve tax-deductibility under Section 162(m) of the Code.

It is not possible to predict with certainty the bonuses that would be payable to the executive officers with respect to 2009 performance. However, if the company were to meet the target performance benchmarks for earnings-per-share growth and sales growth, and assuming no change in the regular earnings of the executive officers for the year, the following bonuses would be paid for 2009 (before taxes):

Mr. Taurel—no longer eligible
Dr. Lechleiter—$2,100,000
Dr. Paul—$933,210
Mr. Carmine—$831,600
Mr. Rice—$720,800
Mr. Armitage—$653,120
All executive officers as a group (10 officers): $7,382,020

It is not possible to estimate the aggregate 2009 bonuses that would be payable to all eligible employees as a group.

Equity Compensation Plan Information

The following table presents information as of December 31, 2008, about our other compensation plans under which shares of Lilly stock have been authorized for issuance.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a))
Equity compensation plans approved by security holders	63,429,738	$68.48	87,996,763
Equity compensation plans not approved by security holders[1]	8,594,960	$75.76	0[2]
Total	72,024,698	$69.35	87,996,763

[1]Represents shares in the Lilly GlobalShares Stock Plan, which permits the company to grant stock options to non-management employees worldwide. The plan is administered by the senior vice president responsible for human resources. The stock options are nonqualified for U.S. tax purposes. The option price cannot be less than the fair market value at the time of grant. The options shall not exceed 11 years in duration and shall be subject to vesting schedules established by the plan administrator. There are provisions for early vesting and early termination of the options in the event of retirement, disability, and death. In the event of stock splits or other recapitalizations, the administrator may adjust the number of shares available for grant, the number of shares subject to outstanding grants, and the exercise price of outstanding grants.

[2]The Lilly GlobalShares Stock Plan was terminated in February 2009. No more grants can be made under this plan.

The board recommends that you vote FOR reapproving the material terms of performance goals for the Eli Lilly and Company Bonus Plan.

Item 5. Shareholder Proposal on Eliminating Supermajority Voting Provisions from the Company's Articles of Incorporation and Bylaws

Dana Chatfield Jones, 1354 Campus Drive, Berkeley, California 94708, beneficial owner of approximately 100 shares, has submitted the following proposal:

Simple Majority Vote Standard

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This proposal applies to each 80% provision in our charter and bylaws.

Supporting Statement: This proposal is submitted in part to support our Board and management in securing the necessary vote to adopt the management proposals for annual election of each director, also known as declassifying the board.

In 2007 and 2008 our management recommended that we vote in favor of management proposals for annual election of each director. But although we responded and management won strong support of 75% and 77% of shares outstanding it still fell disappointingly short of our 80% threshold.

This Simple Majority Vote proposal will reduce the threshold from 80% to 50% and one vote to adopt annual election of each director. I believe this proposal will enable our management to secure the vote necessary to adopt annual election of each director after these two disappointments.

Additionally this proposal topic to adopt simple majority voting received 63% of our yes and no votes at our 2008 annual meeting as a shareholder proposal. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The Council of Institutional Investors recommends adoption of simple majority voting. The Council also recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

Please encourage our board to respond positively to this proposal and take the steps necessary to adopt a simple majority voting standard.

Statement in Opposition to the Proposal on Eliminating Supermajority Voting Provisions from the Company's Articles of Incorporation and Bylaws

The board of directors believes that this proposal is not in the best long-term interests of the shareholders and recommends that you vote against it.

The supermajority vote requirements were approved by shareholders and are very limited.

Nearly all proposals submitted to a vote of shareholders can already be adopted by a simple majority vote. However, in 1985 the company's shareholders voted to increase the approval requirement established in the articles of incorporation for a few fundamental corporate actions. These actions, which require the approval of at least 80 percent of the outstanding shares, relate to:

- terms of office of directors (i.e., the classified board structure)
- removal of directors prior to the end of their elected term
- the amendment of the articles of incorporation's provisions relating to the terms of office and removal of directors
- merger, consolidation, recapitalization, or certain other business combinations that are not approved by the board of directors
- the amendment of the articles of incorporation's provisions relating to such mergers and business combinations.

Under Item 3 of this proxy statement the board is recommending a vote to provide for annual election of directors. If Item 3 is successful, the only significant matters that would require an 80 percent vote would be (i) removal of directors other than through the annual election process and (ii) approval of mergers and business combinations that are opposed by the board. These are rare and dramatic corporate actions that should not be undertaken without the approval of a very large majority of shareholders.

The vote requirements help the board preserve long-term value for shareholders in the face of short-term opportunistic threats.

The board believes that in adopting these supermajority voting provisions, the shareholders intended to preserve and maximize the value of Lilly stock for all shareholders by protecting against short-term, self-interested actions by one or a few large shareholders who would seek to make fundamental changes to the company without the involvement of the board of directors.

The board has a fiduciary duty under the law to act in a manner it believes to be in the best interests of the company and its shareholders. In the event of an unsolicited bid to take over or restructure the company, these supermajority voting provisions encourage bidders to negotiate with the board and give the board substantial bargaining leverage. The provisions also give the board valuable time to consider alternative proposals that might provide greater value for all shareholders.

The board believes that these supermajority voting provisions protect all shareholders by making it more difficult for one or a few large shareholders to restructure the company to further a special interest, or to take control of the company, without negotiating with the board to assure that the best results are achieved for all shareholders.

In today's troubled markets, takeover defenses are especially important.

In our analysis, the evidence does not support the view that large-scale pharmaceutical mergers have produced sustained operating performance, competitive advantage, or superior returns for shareholders. Thus, under any circumstances—and especially during a period of depressed stock prices—it is important that a board be able to respond to opportunistic takeover bids from a position of strength, ensuring that the outcome is in the best interests of the company and all shareholders.

The board recommends that you vote AGAINST this proposal.

Item 6. Shareholder Proposal on Allowing Shareholders to Amend the Company's Bylaws

California Public Employees' Retirement System (CalPERS), P.O. Box 942707, Sacramento, California 94229-2707, beneficial owner of approximately 3,488,440 shares, has submitted the following proposal:

RESOLVED, that the shareowners of Eli Lilly & Company ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to allow its shareowners to amend the Company's bylaws by a simple majority vote.

Supporting Statement: The most important shareowner power is the power to vote. In most cases, in addition to having the power to vote to elect directors, shareowners are able to vote to amend a company's bylaws. Approximately 95% of companies in the S&P 500 and the Russell 1000 allow shareowners to amend the bylaws. The Company is one of the very few companies in the S&P 500 that does not give shareowners this power.

Bylaws typically contain corporate governance provisions of the utmost importance to shareowners, e.g., the ability to call a special meeting, the ability to remove directors, anti-takeover provisions, director election rules, among other provisions. Without a formal mechanism to impact a company's governance through bylaw amendments, the shareowners of a company are disenfranchised. In fact, limiting shareowner ability to amend the bylaws has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal asks for a simple majority vote standard to amend the bylaws of the Company since a supermajority vote can be almost impossible to obtain in light of abstentions and broker non-votes. For example, a proposal to declassify the board of directors filed at Goodyear Tire & Rubber Company failed to pass by a majority of shares outstanding even though approximately 90 percent of votes cast were in favor of the proposal. While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners. At the Sara Lee Corporation, approximately 81% of shareowners agreed when it passed a proposal identical to this proposal.

This is why CalPERS is sponsoring this proposal that, if passed and implemented, would make the Company more accountable to shareowners by allowing shareowners to amend the bylaws by majority vote. As a trust fund with more than 1.5 million participants, and as the owner of approximately 3.4 million shares of the Company's common stock, CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. CalPERS also believes that shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. If the Company were to take steps to implement this proposal, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

Please vote FOR this proposal.

Statement in Opposition to the Proposal on Allowing Shareholders to Amend the Company's Bylaws

The board of directors believes that this proposal is not in the best long-term interests of the shareholders and recommends that you vote against it.

The current rules prevent the bylaws from being abused by special interest shareholder groups.

The company's bylaws establish a number of fundamental corporate governance operating principles, including rules for meetings of directors and shareholders, election and duties of directors and officers, authority to approve transactions, and procedures for stock issuance. Under Indiana law, the bylaws can contain any provision regulating the operation of the business not prohibited by law or the articles of incorporation. Like many other Indiana corporations, Lilly has adopted the default provision under Indiana law, which states that unless the articles of incorporation provide otherwise, the bylaws may be amended only by the directors.

The board of directors has fiduciary obligations to the company and all its shareholders, including large institutions, small institutions, and individual investors. The board believes that allowing the bylaws to be amended by a majority shareholder vote would expose shareholders to the risk that a relatively small number of large shareholders who wish to advance their own special interests—and who have no duties to the other shareholders—could adopt changes in these operating principles that would be detrimental to minority shareholders. Under the majority vote standard endorsed by the proponent (requiring only a majority of shares voted at the meeting), shareholders holding significantly less than half of the outstanding shares could adopt bylaw amendments to further their own special interests. The board, on the other hand, has fiduciary duties to consider and balance the interests of all shareholders when considering bylaw provisions, and is better positioned to ensure that any bylaw amendments are prudent and are designed to protect and maximize long-term value for all shareholders.

This proposal is not necessary to foster good governance or create growth in shareholder value.
The proponent suggests this proposal is necessary to foster good governance principles and make the directors more accountable to the shareholders. On the contrary, the board has been for many years, and intends to remain, a leader in corporate governance. The company has adopted comprehensive corporate governance principles, consistent with best practices, that ensure the company remains fully transparent and accountable to shareholders. Further, the board has taken significant steps to demonstrate its continuing commitment to good corporate governance and accountability to shareholders:

- In this proxy statement, the board is seeking shareholder approval to provide for annual election of all directors (see Item 3).
- The board adopted a majority voting standard for uncontested director elections beginning this year.
- The board allowed the company's shareholder rights plan to expire in 2008.

The proponent also suggests that adopting this proposal will enhance company performance. We certainly agree that strong corporate governance practices benefit shareholders, but we do not believe that this proposal will improve the company's corporate governance or lead to better performance. In fact, a 2004 study by Lawrence D. Brown and Marcus L. Caylor of Georgia State University[1] found that companies that permit shareholders to amend the bylaws performed no better or worse than those which reserve that power to the directors. This is consistent with our view that adopting this proposal would not enhance our already strong corporate governance practices and instead would expose minority shareholders to actions detrimental to their best interests.

The board recommends that you vote AGAINST this proposal.

Item 7. Shareholder Proposal on Shareholder Ratification of Executive Compensation

Gretchen Parrish, 2820 Senour Road, Indianapolis, Indiana 46239, beneficial owner of approximately 120 shares, has submitted the following proposal:

RESOLVED, that shareholders of Eli Lilly and Company request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement: Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chairman and CEO said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date eight other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

---

[1] Brown, L.D. and M.L. Caylor. 2004. The Correlation between Corporate Governance and Company Performance. *Institutional Shareholder Services White Paper.*

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statement like [sic] approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

We urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote.

Statement in Opposition to the Proposal on Shareholder Ratification of Executive Compensation

The board of directors believes that this proposal is not in the best long-term interests of the shareholders and recommends that you vote against it.

An advisory vote is not a substitute for the informed judgment of independent directors.

The compensation committee, composed of independent directors and assisted by an independent consultant, takes very seriously its fiduciary duties to oversee executive compensation programs that are designed to promote long-term value for the company and its shareholders. The committee's work is complex and time-consuming; it involves analysis of both public and confidential information, including competitively sensitive strategic and operational information. Any votes by shareholders would necessarily be based on less information and analysis and therefore could not be a substitute for the fully informed judgment of the independent directors.

An advisory vote is an ineffective way to communicate shareholder opinions regarding our executive compensation.

The compensation committee welcomes shareholder input on executive compensation; however, a simple "up or down" advisory vote would give the committee no insight into what aspects of the company's programs should be addressed or how to address them. Further, voting results could be misconstrued. For example, a heavily positive vote could lead the committee to discount legitimate concerns raised by a small minority of shareholders. Likewise, a heavily negative vote could be a reaction to events unrelated to the company's executive compensation programs and could pressure the committee to make compensation changes that are not in the best long-term interests of the shareholders.

Shareholders already have an efficient and effective way to express their opinions.

The company has established an avenue for shareholders to communicate directly with the board or its committees. See "How do I contact the board of directors?" on page 71 for instructions on how shareholders can communicate with the compensation committee or board. In addition, company representatives periodically meet with large shareholders and shareholder representatives to discuss governance issues and executive compensation. Finally, the committee's independent consultant routinely consults with shareholder groups and advises the committee of evolving shareholder views on executive compensation best practices.

These communications yield results. In recent years, the committee has made a number of changes to our executive compensation programs that were influenced at least in part by shareholder views expressed to us directly:

- eliminated stock options in favor of performance-based shareholder value awards
- extended the performance period for performance awards from one to two years and added additional stock retention periods for executive officers
- substantially reduced benefits under the change-in-control severance pay program for executives
- implemented a claw-back provision to recoup performance-based compensation from executives in the case of restatement of results attributable to misconduct
- enhanced the transparency and clarity of our disclosures on executive compensation.

The committee takes seriously its responsibilities to provide competitively justifiable and defensible pay levels and programs that reflect evolving best practices. Enacting this resolution would be a distraction and not helpful to a process that is already working well.

We should not adopt advisory voting ahead of proposed U.S. legislation that would apply to all companies.
In the U.K., advisory votes are mandated by law. In the U.S., legislation is expected to be introduced in Congress that would mandate advisory votes, but the nature and scope of the advisory vote is not at all clear at this time. We should not adopt advisory voting until the rules are clear and apply to all companies equally.

The board recommends that you vote AGAINST this proposal.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance
Under Securities and Exchange Commission rules, our directors and executive officers are required to file with the Securities and Exchange Commission reports of holdings and changes in beneficial ownership of company stock. We have reviewed copies of reports provided to the company, as well as other records and information. Based on that review, we concluded that all reports were timely filed.

Certain Legal Matters
In 2007, the company received two demands from shareholders that the board of directors cause the company to take legal action against current and former directors and others for allegedly causing damage to the company through improper marketing of Evista, Prozac, and Zyprexa. In accordance with procedures established under the Indiana Business Corporation Law (Ind. Code § 23-1-32), the board has appointed a committee of independent persons to consider the demands and determine what action, if any, the company should take in response. Since January 2008, we have been served with seven shareholder derivative lawsuits: *Lambrecht, et al. v. Taurel, et al.*, filed January 17, 2008, in the United States District Court for the Southern District of Indiana; *Staehr, et al. v. Eli Lilly and Company, et al.*, filed March 27, 2008, in Marion County Superior Court in Indianapolis, Indiana; *Waldman, et al. v. Eli Lilly and Company, et al.*, filed February 11, 2008, in the United States District Court for the Eastern District of New York; *Solomon v. Eli Lilly and Company, et al.*, filed March 27, 2008, in Marion County Superior Court in Indianapolis, Indiana; *Robbins v. Taurel, et al.*, filed April 9, 2008, in the United States District Court for the Eastern District of New York; *City of Taylor General Employees Retirement System v. Taurel, et al.*, filed April 15, 2008, in the United States District Court for the Eastern District of New York; and *Zemprelli v. Taurel, et al.*, filed June 24, 2008, in the United States District Court for the Southern District of Indiana. Two of these lawsuits were filed by the shareholders who served the demands described above. All seven lawsuits are nominally filed on behalf of the company, against various current and former directors and officers and allege that the named officers and directors harmed the company through the improper marketing of Zyprexa, and in certain suits, Evista and Prozac. The Zemprelli suit also claims that certain defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Each of the current directors, other than Mr. Eskew and Mr. Oberhelman, are named in the suits. We believe these suits are without merit and are prepared to defend against them vigorously.

Other Information Regarding the Company's Proxy Solicitation
We will pay all expenses in connection with our solicitation of proxies. We will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to and obtaining instructions from persons for whom they hold stock of the company. We expect to solicit proxies primarily by mail, but directors, officers, and other employees of the company may also solicit in person or by telephone, fax, or electronic mail. We have retained Georgeson Shareholder Communications Inc. to assist in the distribution and solicitation of proxies. Georgeson may solicit proxies by personal interview, telephone, fax, mail, and electronic mail. We expect that the fee for those services will not exceed $17,500 plus reimbursement of customary out-of-pocket expenses.

By order of the board of directors,

James B. Lootens
Secretary

March 9, 2009

Appendix A

Proposed Amendments to the Company's Articles of Incorporation

The changes to the company's articles of incorporation proposed in Item 3, *Items of Business To Be Acted Upon at the Meeting,* are shown below. Additions are indicated by underlining and deletions are indicated by strike-outs.

. . . . .

9. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation or exclusion of the powers conferred by statute:

(a) The number of directors of the Corporation, exclusive of directors who may be elected by the holders of any one or more series of Preferred Stock pursuant to Article 7(b) (the "Preferred Stock Directors"), shall not be less than nine, the exact number to be fixed from time to time solely by resolution of the Board of Directors, acting by not less than a majority of the directors then in office.

(b) ~~The~~ Prior to the 2010 annual meeting of shareholders, the Board of Directors (exclusive of Preferred Stock Directors) shall be divided into three classes, with the term of office of one class expiring each year. ~~At the annual meeting of shareholders in 1985, five directors of the first class shall be elected to hold office for a term expiring at the 1986 annual meeting, five directors of the second class shall be elected to hold office for a term expiring at the 1987 annual meeting, and six directors of the third class shall be elected to hold office for a term expiring at the 1988 annual meeting.~~ Commencing with the annual meeting of shareholders in ~~1986~~2010, each class of directors whose term shall then expire shall be elected to hold office for a ~~three~~ one-year term expiring at the next annual meeting of shareholders. In the case of any vacancy on the Board of Directors occurring after the 2009 annual meeting of shareholders, including a vacancy created by an increase in the number of directors, the vacancy shall be filled by election of the Board of Directors with the director so elected to serve ~~for the remainder of the term of the director being replaced or, in the case of an additional director, for the remainder of the term of the class to which the director has been assigned.~~ until the next annual meeting of shareholders. All directors shall continue in office until the election and qualification of their respective successors in office. ~~When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so assigned among the classes by a majority of the directors then in office, though less than a quorum, as to make all classes as nearly equal in number as possible.~~ No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. Election of directors need not be by written ballot unless the By-laws so provide.

(c) Any director or directors (exclusive of Preferred Stock Directors) may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock (as defined in Article 13 hereof), voting together as a single class.

(d) Notwithstanding any other provision of these Amended Articles of Incorporation or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or these Amended Articles of Incorporation, the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article 9.

. . . . .

Senior Management

John C. Lechleiter, Ph.D.[1]
Chairman, President, and Chief Executive Officer

E. Paul Ahern, Ph.D.
Vice President, Global API Manufacturing

Robert A. Armitage
Senior Vice President and General Counsel

Robert W. Armstrong, Ph.D.
Vice President, Global External Research and Development, Lilly Research Laboratories

Alex M. Azar II
Senior Vice President, Corporate Affairs and Communications

John E. Bailey
Vice President, Account-Based Markets, Lilly USA, LLC

Karim Bitar
President, European Operations

Thomas F. Bumol, Ph.D.
Vice President, Biotechnology Discovery Research, Lilly Research Laboratories; and President, Applied Molecular Evolution

Bryce D. Carmine
Executive Vice President, Global Marketing and Sales

William W. Chin, M.D.
Vice President, Discovery Research and Clinical Investigation, Lilly Research Laboratories

Enrique Conterno
President, Lilly USA, LLC

Newton F. Crenshaw
Vice President, Global Public Policy; Pricing, Reimbursement, and Access; and International Corporate Affairs

Maria Crowe
Vice President, Drug Product Manufacturing for the Americas

Andrew M. Dahlem, Ph.D.
Vice President, LRL Operations and Lilly Research Laboratories, Europe

Frank M. Deane, Ph.D.
President, Manufacturing Operations

Alecia A. DeCoudreaux
Vice President and General Counsel, Lilly USA, LLC

J. Carmel Egan, Ph.D.
Vice President, Project Management, Lilly Research Laboratories

Timothy J. Garnett, M.D.
Chief Medical Officer and Vice President, Global Medical, Regulatory, and Safety; Lilly Research Laboratories

Thomas W. Grein
Vice President and Treasurer

William F. Heath Jr., Ph.D.
Vice President, Product Research and Development, Lilly Research Laboratories

Michael C. Heim
Vice President, Information Technology, and Chief Information Officer

Peter J. Johnson
Executive Director, Corporate Strategy

Elizabeth H. Klimes
Vice President, Six Sigma

Patricia A. Martin
Vice President, Global Diversity

W. Darin Moody
Vice President, Corporate Engineering and Continuous Improvement

Anthony J. Murphy, Ph.D.
Senior Vice President, Human Resources

Anne Nobles
Chief Ethics and Compliance Officer and Vice President, Enterprise Risk Management

Elizabeth G. O'Farrell
Vice President, Finance

Steven M. Paul, M.D.
Executive Vice President, Science and Technology and President, Lilly Research Laboratories

Derica W. Rice
Senior Vice President and Chief Financial Officer

Gino Santini
Senior Vice President, Corporate Strategy and Business Development

Jeffrey N. Simmons
President, Elanco Animal Health

Sharon L. Sullivan
Vice President, Global Compensation and HR Services

Jacques Tapiero
President, Intercontinental Operations

Thomas R. Verhoeven, Ph.D.
President, Global Product Development, Lilly Research Laboratories

Fionnuala Walsh, Ph.D.
Vice President, Quality

James A. Ward
Vice President and Chief Procurement Officer

Andreas F. Witzel
Vice President, Drug Product Manufacturing for Europe and Asia

Alfonso Zulueta
President and General Manager, Lilly Japan

Board of Directors

John C. Lechleiter, Ph.D.[1]
Chairman, President, and Chief Executive Officer

Ralph Alvarez[2]
President and Chief Operating Officer, McDonald's Corporation

Sir Winfried Bischoff
Retired Chairman, Citigroup Inc.

J. Michael Cook
Retired Chairman and Chief Executive Officer, Deloitte & Touche LLP

Michael L. Eskew
Former Chairman and Chief Executive Officer, United Parcel Service, Inc.

Martin S. Feldstein, Ph.D.
George F. Baker Professor of Economics, Harvard University

J. Erik Fyrwald
Chairman, President, and Chief Executive Officer, Nalco Holding Company

Alfred G. Gilman, M.D., Ph.D.
Executive Vice President for Academic Affairs and Provost, The University of Texas Southwestern Medical Center at Dallas; Dean, Southwestern Medical School; and Regental Professor of Pharmacology and Director of the Cecil and Ida Green Center for Molecular, Computational, and Systems Biology, The University of Texas Southwestern Medical Center

Karen N. Horn, Ph.D.
Retired President, Private Client Services, and Managing Director, Marsh, Inc.

Ellen R. Marram
President, The Barnegat Group LLC

Douglas R. Oberhelman[3]
Group President, Caterpillar Inc.

Franklyn G. Prendergast, M.D., Ph.D.
Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School; Director, Mayo Clinic Center for Individualized Medicine; and Director Emeritus, Mayo Clinic Cancer Center

Kathi P. Seifert
Retired Executive Vice President, Kimberly-Clark Corporation

Notes

[1] *Effective January 1, 2009, Dr. Lechleiter assumed the role of chairman.*

[2] *Mr. Alvarez was elected to the board effective April 1, 2009.*

[3] *Mr. Oberhelman was elected to the board effective December 1, 2008.*

Corporate Information

Annual meeting

The annual meeting of shareholders will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 20, 2009, at 11:00 a.m. EDT. For more information, see the proxy statement section of this report, beginning on page 68.

10-K and 10-Q reports

Paper copies of the company's annual report to the Securities and Exchange Commission on Form 10-K and quarterly reports on Form 10-Q are available upon written request to:

Eli Lilly and Company
P.O. Box 88665
Indianapolis, Indiana 46208-0665

To access these reports more quickly, you can find all of our SEC filings online at: **http://investor.lilly.com/sec.cfm**

Stock listings

Eli Lilly and Company common stock is listed on the New York, London, and Swiss stock exchanges. NYSE ticker symbol: LLY. Most newspapers list the stock as "Lilly (Eli) and Co."

CEO and CFO certifications

The company's chief executive officer and chief financial officer have provided all certifications required under Securities and Exchange Commission regulations with respect to the financial information and disclosures in this report. The certifications are available as exhibits to the company's Form 10-K and 10-Q reports.

In addition, the company's chief executive officer has filed with the New York Stock Exchange a certification to the effect that, to the best of his knowledge, the company is in compliance with all corporate governance listing standards of the Exchange.

Transfer agent and registrar

Wells Fargo Shareowner Services
Mailing address:
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Overnight address:
161 North Concord Exchange
South St. Paul, Minnesota 55075
Telephone: 1-800-833-8699
E-mail: stocktransfer@wellsfargo.com
Internet:
http://www.wellsfargo.com/com/shareowner_services

Dividend reinvestment and stock purchase plan

Wells Fargo Shareowner Services administers the Shareowner Service Plus Plan, which allows registered shareholders to purchase additional shares of Lilly common stock through the automatic investment of dividends. The plan also allows registered shareholders and new investors to purchase shares with cash payments, either by check or by automatic deductions from checking or savings accounts. The minimum initial investment for new investors is $1,000. Subsequent investments must be at least $50. The maximum cash investment during any calendar year is $150,000. Please direct inquiries concerning the Shareowner Service Plus Plan to:

Wells Fargo Shareowner Services
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 1-800-833-8699

Online delivery of proxy materials

Shareholders may elect to receive annual reports and proxy materials online. This reduces paper mailed to the shareholder's home and saves the company printing and mailing costs. To enroll, go to **http://investor.lilly.com/services.cfm** and follow the directions provided.

Annual Meeting Admission Ticket

Eli Lilly and Company 2009 Annual Meeting of Shareholders
Monday, April 20, 2009
11 a.m. EDT

Lilly Center Auditorium
Lilly Corporate Center
Indianapolis, Indiana 46285

The top portion of this page will be required for admission to the meeting.

Please write your name and address in the space provided below and present this ticket when you enter the Lilly Center.

A reception (beverages only) will be held from 10:00 a.m. to 10:45 a.m. in the Lilly Center.

Name ____

Address ____

City, State, and Zip Code ______________________________

Detach here

Detach here


I-465
I-65
I-74
I-70
Meridian Street
Washington Street
Lilly


Ohio Street
Market Street
Washington Street
Maryland Street
South Street
McCarty Street
I-65
I-70
I-70
EXIT 79B
EXIT 79B
I-65
Lilly
P

Directions and Parking

From I-70 take Exit 79B; follow signs to McCarty Street. Turn right (east) on McCarty Street; go straight into Lilly Corporate Center. You will be directed to parking. **Be sure to take the admission ticket (the top portion of this page) with you to the meeting and leave this parking pass on your dashboard.**

Take the top portion of this page with you to the meeting.

Detach here

Detach here

Eli Lilly and Company
Annual Meeting of Shareholders
April 20, 2009

Complimentary Parking
Lilly Corporate Center

Please place this identifier on the dashboard of your car as you enter Lilly Corporate Center so it can be clearly seen by security and parking personnel.

Trademarks

Actos® *(pioglitazone hydrochloride)*
Alimta® *(pemetrexed disodium)*
Byetta® *(exenatide injection)*
Ceclor™ *(cefaclor)*
Cialis® *(tadalafil)*
Coban® *(monensin sodium), Elanco*
Comfortis® *(spinosad), Elanco*
Cymbalta® *(duloxetine hydrochloride)*
Effient™ *(prasugrel)*
Efient™ *(prasugrel)*
Erbitux® *(cetuximab)*
Evista® *(raloxifene hydrochloride)*
Forsteo® *(teriparatide of recombinant DNA origin)*
Forteo® *(teriparatide of recombinant DNA origin)*
Gemzar® *(gemcitabine hydrochloride)*
Humalog® *(insulin lispro of recombinant DNA origin)*
HumaPen® Luxura HD™ *(insulin lispro injection, USP (rDNA origin))*
Humatrope® *(somatropin of recombinant DNA origin)*
Humulin® *(human insulin of recombinant DNA origin)*
KwikPen™ *(insulin lispro injection, (rDNA origin))*
Posilac® *(sometribove), Elanco*
Prozac® *(fluoxetine hydrochloride)*
Prozac® Weekly™ *(fluoxetine hydrochloride)*
ReoPro® *(abciximab), Centocor*
Rumensin® *(monensin sodium), Elanco*
Strattera® *(atomoxetine hydrochloride)*
Symbyax® *(olanzapine/fluoxetine hydrochloride)*
Tylan® *(tylosin), Elanco*
Vancocin® *(vancomycin hydrochloride)*
Xigris® *(drotrecogin alfa [activated])*
Yentreve™ *(duloxetine hydrochloride)*
Zypadherea™ *(olanzapine)*
Zyprexa® *(olanzapine)*
Zyprexa® Zydis® *(olanzapine)*

Actos® is a trademark of Takeda Chemical Industries, Ltd.
AIR® is a trademark of Alkermes, Inc.
Axid® is a trademark of Reliant Pharmaceuticals, LLC
Byetta® is a trademark of Amylin Pharmaceuticals, Inc.
Erbitux® is a trademark of ImClone LLC
Vancocin® is a trademark of ViroPharma Incorporated
Zydis® is a trademark of Cardinal Health.

All trademarks listed above are trademarks of Eli Lilly and Company unless otherwise noted.

For More Information

Lilly corporate responsibility .... **www.lilly.com/responsibility/**
Lilly clinical trials registry .... **www.lillytrials.com**
Lilly Grant Office .... **www.lillygrantoffice.com**
LillyPAC contributions report................................ **www.lilly.com/about/public_affairs/**
Multidrug-Resistant Tuberculosis Partnership................. **www.lillymdr-tb.com**
Medicare prescription drug coverage......................... **www.lillymedicareanswers.com**
Pharmaceutical industry patient assistance programs .... **www.pparx.org**
Lilly Cares.. **www.lillycares.com** or call toll-free **1-800-545-6962**

Lilly
Answers That Matter.

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA
www.lilly.com

END